2004 ANNUAL REPORT



ABITIBI CONSOLIDATED

Abitibi-Consolidated Inc. 2004 Annual Report



MONTRÉAL, QC GMI - 5



MACKENZIE, BC GMI - 8


Recycling For
Our Children's Future

PHOENIX, AZ GMI - 7



CHARLEVOIX, QC GMT – 5



BRIDGEWATER, UK GMT



JEONJU, SOUTH KOREA GMT + 8

Welcome to our world

Every day, in every corner of the globe, there is something going on at **Abitibi-Consolidated.** Our mills are humming, our phones are ringing, our computers are running, and our people are hard at work, making products that will be used and distributed around the world. Every day brings its own unique accomplishments and challenges. But in this report, we thought we'd share with you some of the moments that together make **Abitibi-Consolidated** what it is today: **a global leader in the forest products industry.**

TABLE OF CONTENTS

Years ended December 31
(in millions of Canadian dollars, unless otherwise noted)

	2004 $	2003 $ (restated)	2002 $ (restated)
Financial summary			
Sales	**5,801**	5,450	5,739
Operating profit (loss) from continuing operations	**(219)**	(326)	180
Net earnings (loss)	**(36)**	175	257
Cash flows from continuing operating activities	**66**	61	243
Additions to property, plant and equipment	**385**	262	214
Per common share			
Net earnings (loss) – basic and diluted	**(0.08)**	0.40	0.58
Book value	**6.19**	6.52	7.01
Dividend declared	**0.100**	0.175	0.400
Financial ratios			
Net debt to total capitalization	**0.628**	0.618	0.635
Return on shareholders' equity	**(1.3%)**	5.9%	8.5%
Operating profit (loss) from continuing operations to sales	**(3.8%)**	(6.0%)	3.1%
Shares outstanding			
Weighted average and at year end (in millions)	**440**	440	440
Shipments			
Newsprint [1]	**4,563**	4,611	4,624
Value-added groundwood papers [1]	**1,842**	1,810	1,770
Wood products [2]	**2,169**	1,930	1,759

(1) in thousands of tonnes
(2) in millions of board feet

LETTER TO SHAREHOLDERS



Higher Selling Prices, Lower Manufacturing Costs – and Adjusting to a New Currency Dynamic

Those were the highlights of 2004 – North American newsprint prices improved by approximately 8% and our North American newsprint costs were down by $19 per tonne; International newsprint prices improved in-line with growing global demand; our value-added (uncoated groundwood) paper prices were up an average of 4.5% across the grade spectrum, while that segment's costs were down by some $16 per tonne; our wood products business had a great year, despite duties, with prices up an average of 29%, while we improved the sales mix of these grades to include more higher margin value-added wood products.

Sounds like a recipe for a successful year, right?

Strategically it was a year in which we succeeded in virtually all controllable areas, but this hard work and operational success was mired by one thing – a Canadian dollar that shot up versus the U.S. dollar quarter after quarter and ate away $188 million in operating profit in the process.

The real issue is not the fact that the exchange rate, as this letter is written, sits around US$0.80 (after reaching US$0.85 in late 2004), the issue is the speed at which it got there. Adapting is something our industry, and Abitibi-Consolidated in particular, is used to, and we are adjusting to this new reality.

In fact, 2004 was a year of repositioning our North American strategy. It is clear that the structural shift in North American newsprint is not temporary, much of what was lost is gone for good. But despite this, even though we sell half of our newsprint here in North America, we can make a proper return doing so. Should there be a bounce back in U.S. newsprint demand, we'll be heavily levered to it, but we're neither depending on, nor planning for it. We are planning for a U.S. newsprint market in slight decline, while those markets where we sell the remaining 50% of our newsprint will continue to see varying degrees of growth.

Poised to become a leading newsprint producer in China

Despite its rapid growth, Chinese consumption of newsprint currently stands at a per-capita level of 1.8 kg – less than half that of Thailand and just a fraction of the 35 kg level prevalent in the United States and Canada. So, even if it only reaches Thai levels, the upside potential in China remains enormous and locally produced newsprint will drive the continued growth.

PanAsia's construction of a new, state-of-the-art 330,000-tonne newsprint mill outside of Beijing is nearly complete and will be producing paper by the summer of 2005. The US$300-million project has been a great success to-date and we expect it to be profitable from the first day of production.

When Hebei is up and running, output from this mill will vault PanAsia into the leading position among newsprint producers with approximately 1.7 million tonnes capacity. In Asia, consumption is forecast to climb by an average of more than 385,000 tonnes a year, each year, through 2010 or approximately 2 million tonnes over the next 5 years.

Value-added production up and running at Alma

On the value-added papers front, the Alma, Québec mill began producing EQUAL OFFSET® in October, following its conversion from newsprint. Double-digit increases in demand for these grades will continue to provide further upside in terms of sales and margins. Both ALTERNATIVE and EQUAL OFFSET represent an outstanding value proposition for Abitibi-Consolidated customers, offering the same characteristics as traditional free sheet using 50% fewer trees, and costing the printer 30% less for an equivalent amount of printing surface. We now have the capacity to produce some 650,000 tonnes of these environmentally friendly, innovative papers to meet growing demand for books, instruction manuals, flyers and a myriad of other applications, even envelopes. With a goal of increasing our capacity to one million tonnes, plans for the next EQUAL OFFSET conversion are underway.

Engineered wood products: another avenue to higher margins

Abitibi-Consolidated's wood products business has also been making the transition to an increased proportion of higher-margin activities – the success of which was one of the factors contributing to our record results in 2004.

In December, Abitibi-LP Engineered Wood Inc., a joint venture with Louisiana-Pacific Corporation, announced plans to construct its second engineered wood facility in the Saguenay-Lac-St-Jean region of Québec to produce I-joists. Annual production capacity at the new facility, scheduled to begin operations in the fall of 2005, will be 75 million linear feet, which will make Abitibi-LP the largest manufacturer of solid-sawn I-joists in North America.

On the lumber side, the Company sold nearly 2.2 billion board feet in 2004, or almost 100% of its capacity. With the Canada-U.S. softwood lumber dispute unresolved, duties amounted to $82 million at the new rates. New, because at year-end, duty rates were revised downward and our specific anti-dumping rate was lowered by nearly 10%, bringing our total duty rate to about 20%. We're hopeful that 2005 will see a long-term resolution to this dispute and the more than $200 million in deposits we've made over the last few years returned.

Our sustainable forest management efforts

We have also maintained our positive momentum in the area of sustainable forest management (SFM). Our pro-active approach to sustainability is based on effective two-way communication with other stakeholders that rely on the forest for their economic well-being.

By the end of 2004, some 13.6 million hectares were certified under SFM standards, representing 78% of all public and private forestlands we manage. We were the first producer in Ontario, Québec and Newfoundland to get tenures certified under the CSA-SFM standard and we remain on track to meet our commitment of implementing these standards throughout our woodland operations by the end of 2005. This puts us ahead of the competition and underscores our on-going commitment to doing the right thing with regard to the renewable resources entrusted to our care.

Harvesting the urban forest

We take pride in being the world's largest recycler of old newspapers and magazines, through the Abitibi Paper Retriever® Program, which continued its expansion by adding centres in the United States and the United Kingdom in 2004. The Paper Retriever Program now encompasses more than 13,500 collection points in major cities across North America and some 5,300 paper recycling drop-off sites in the U.K.

While wood chips will continue to be a primary material for us, the continued growth and success of our recycling initiatives helps us respond to market demands for more recycled and environmentally friendly grades. Currently, thirteen of our newsprint mills utilize recycled content in their production. Our recycling activities comprise an "urban forest" in which we collect and consume approximately 2.3 million tonnes of recycled fibre each year.

In-depth operations review

At the beginning of 2005, we began an in-depth operations review of our product lines and assets, including their potential to generate a return, with two ultimate goals in mind:

First, we will be taking quantifiable steps to increase annualized EBITDA by $250 million by the end of 2006. An important part of this cash generation will be achieved through cost, productivity and sales mix improvements – $175 million is targeted. As part of this process, our two Newfoundland operations (Grand Falls and Stephenville) as well as two mills in Northwestern Ontario (Kenora and Fort William) will be the focus of our review in 2005. We are setting a goal of reducing our North American newsprint cash costs by a further $25 per tonne from an already industry-leading position.

The remaining $75 million will come from other initiatives, such as the next EQUAL OFFSET® conversion, and by re-launching the Lufkin mill into a new product or selling it. Throughout the plan, our capital expenditures budget (excluding PanAsia) will remain in the usual range of $250-300 million per year.

Secondly, any increased cash flow from initiatives such as reducing working capital as well as the cash generated from the execution of this plan are intended for debt reduction.

At the end of the day, our objective is to own newsprint mills in the first or second cost quartiles only. Anything less is simply not good enough.

This strategy moves Abitibi-Consolidated towards profitability, with a goal of keeping it there throughout the cycle. This required some tough decisions, but it is clear that only the strong will prosper, and we intend to remain the strongest.

Before concluding, we'd like to formally welcome Jacques Bougie and Dr. Hans Black to our Board of Directors. Jacques is a former CEO of Alcan and highly regarded business leader whose knowledge and understanding of the diverse challenges facing resources-based enterprises will prove a great benefit. Dr. Black is President of Interinvest Consulting Corporation, a global money management firm. He brings a range of diverse experiences, as well as knowledge of global investments, which will be very valuable to us.

Both your Board and Management are committed to doing everything possible to improve the Company's performance in 2005, returning our cost of capital and getting profits back into our shareholders' pockets.

Without a doubt, there will be new challenges to meet and overcome as this year continues to unfold. However, we expect that the fundamentals of our business will continue to improve in the months ahead – and we believe Abitibi-Consolidated is well positioned to capitalize on improved prospects and to both capture and profit from the growth opportunities that the global marketplace has to offer.

Richard Drouin
Chairman of the Board

John W. Weaver
President and Chief Executive Officer



Our Business at-a-Glance





At a glance, here's a global overview of our business segments and operations around the globe:





PICK THE PERFECT PET FOR YOU
65 Vet-Approved Remedies
• Stop fleas, ticks, mites
• End common behavior problems
• Treat scrapes, bites, and cuts
HOUSE-BREAKING STRATEGIES THAT WORK











SEGMENT	PRODUCT
Newsprint	**ABI**NEWS®
Value-Added Papers	**ABI**LITE® **ABI**CAL® **ABI**SERT® **ABI**FORM® **ABI**BOOK® **ABI**BRITE® EQUAL OFFSET® ALTERNATIVE OFFSET®
Wood Products	1" x 2" to 2" x 12" I-joists Bed frame components Furring strips

USED FOR	MILLS	DISTRIBUTION
Newspapers, inserts, circulars, directories, guides, general commercial printing	**Canada:** Amos (QC), Baie-Comeau (QC), Belgo (QC), Clermont (QC), Fort William (ON), Grand Falls (NL), Iroquois Falls (ON), Kenora (ON), Mackenzie (BC), Stephenville (NL), Thorold (ON) **United States:** Alabama River (AL), Augusta Newsprint (GA), Lufkin (TX), Snowflake (AZ) **International:** Bridgewater (United Kingdom), Cheongwon (South Korea), Hebei (China), Jeonju (South Korea), Shanghai (China), Singburi (Thailand)	United States 50% Europe 15% Asia 15% Canada 8% Latin America 8% Other countries 4%
Telephone directories, catalogues, specialty lightweight printing Inserts, flyers, circulars, magazines, catalogues, tabloids, digests Newspaper insert jackets, stand-alones, durable ads, special promo sections Continuous forms, cash register receipts, stock tabs, job tickets Paperback books, trade books, educational workbooks, colouring books Inserts, circulars, special sections, general commercial printing Instruction manuals, magazines, magazine inserts, catalogue inserts, catalogue order forms, business directories, health care guides, real estate guides, trade and tour books, educational workbooks, guides and maps, direct mail, financial printing	**Canada:** Alma (QC), Beaupré (QC), Belgo (QC), Fort Frances (ON), Fort William (ON), Grand Falls (NL), Iroquois Falls (ON), Kénogami (QC), Kenora (ON), Laurentide (QC), Mackenzie (BC) **United States:** Lufkin (TX) **International:** Jeonju (South Korea)	United States 81% Canada 10% Other countries 9%
Roofs Housing Remodelling Mobile homes Flooring Boxsprings	**Québec:** Champneuf, Chibougamau, Comtois, Gestofor, Girardville, La Baie, La Doré, Larouche, Laterrière, La Tuque, Normandin, Opitciwan, Outardes (2), Petit-Saguenay, Produits forestiers La Tuque, Produits forestiers Petit-Paris, Roberval, Saint-Fulgence, Saint-Hilarion, Saint-Prime (2), Saint-Thomas, Senneterre **British Columbia:** Mackenzie	United States 60% Canada 40%



GMT - 7

10:13 A.M. – SNOWFLAKE, AZ
THE MILL MANAGER AND HIS TEAM
PLAN THE DAY'S PRODUCTION.



OUR BUSINESS AT-A-GLANCE > NEWSPRINT

From Snowflake to Hebei...

We're in the news.

Newspapers remain the world's most relied upon medium for news. Every day, all around the world, millions of people wake up and read their daily newspaper. And from Canada, to the United States, to Brazil, to the United Kingdom, to India and China, someone somewhere is reading a newspaper printed on Abitibi-Consolidated's paper.

Ideal for newspapers and general commercial printing such as inserts, circulars and directories, ABINEWS® is the way to go.

Leadership, efficiency, flexibility and world-class customer service, all around the globe. At Abitibi-Consolidated that's what we're all about.



Hebei, China





GMT

3:52 P.M. – BRIDGEWATER, U.K.
AN OPERATOR FINE-TUNES THE SLITTER KNIVES ON TWO DRUM WINDERS.

Here's a look at some of the newspapers printed on our paper:

- *Akhbar (Egypt)*
- *Atlanta Journal Constitution*
- *Boston Globe*
- *Chicago Tribune*
- *Cincinnati Enquirer*
- *Corriere della Sera (Italy)*
- *Daily Mail (United Kingdom)*
- *Dallas Morning News*
- *Die Telegraph (Netherlands)*
- *El Norte (Mexico)*
- *El Nuevo Dia (Puerto Rico)*
- *Financial Times*
- *Globe & Mail*
- *Hurriyet (Turkey)*
- *La Nación (Costa Rica)*
- *Le Journal de Montréal*
- *Los Angeles Times*
- *New York Daily News*
- *New York Times*
- *Pittsburgh Post-Gazette*
- *Times of India*
- *Toledo Blade*
- *Toronto Star*
- *Toronto Sun*
- *Wall Street Journal*
- *Washington Post*


plea stymied
NEWS
The New York Times
Globe
CIAL TIMES

We're up to the challenge...

As the newsprint industry continues to evolve, we must evolve along with it and contrary to the realities of North America, newsprint demand is still growing in the rest of the world. In fact, global newsprint demand has been growing at a rate of 2.5% for the past 25 years, and is estimated to be worth almost US$25 billion per year. This trend is expected to continue as newsprint consumption in markets such as Latin America, Asia, and even Europe, continues to grow at an unprecedented rate.

And how is Abitibi-Consolidated poised to capture this global growth?

With operations in the United Kingdom (U.K.), in China, South Korea and Thailand, as well as customers in every single continent including Africa and Australia, Abitibi-Consolidated is truly a global player in the newsprint industry. Our access to forest, fibre and energy gives us a unique competitive advantage. The geographic position of our mills in the southern United States as well as other coastal mills, allows us to service the markets of Latin America. We are also a strategic partner to customers in Europe offering them a combination of local production in the U.K. and imports from North America. In Asia, Pan Asia Paper Company is one of the region's most modern companies with world-class facilities in Korea, China and Thailand.

Equipped with sophisticated and comprehensive logistics and distribution systems, a geographically diverse asset base that allows us to deliver virtually anywhere in the world, a continued commitment to quality, unique competencies and a solid background in the newsprint industry, Abitibi-Consolidated is poised to capture and take advantage of the growth opportunities that the global marketplace has to offer.

Our Operations

We...

- are a global leader in the newsprint industry with total production capacity of over 5.1 million tonnes per year.
- own or are a partner in 21 mills capable of producing newsprint in Canada, the United States, the United Kingdom and Asia.
- have significant presence in all major international markets serving customers in over 70 countries around the world.
- are the fifth largest supplier of newsprint in Europe and the only North American newsprint producer with a local manufacturing facility in Europe.
- are one of the lowest cost producers in North America and Asia and the only western newsprint producer with a manufacturing presence in China.
- are the world's largest recycler of old newspapers and magazines, managing the recovery of over 2.3 million tonnes of paper per year in North America, Europe and Asia.



GMT - 6

2:26 P.M. – HOUSTON, TX
A LIFT TRUCK DRIVER HAULS A BALE OF RECYCLED MATERIAL SET TO BE TRANSFORMED INTO NEWSPAPER.

Did you know?

- Nearly eight in 10 adults (78.6%) in the top 50 U.S. markets read a newspaper during the course of a week.
- More than half of the adults (53.4%) in the top 50 markets read a daily newspaper every weekday, and more than six in 10 read one on Sunday.
- More than 54 million newspapers are sold daily across the U.S.

2004 DISTRIBUTION OF NEWSPRINT SALES



Canada 8%
United States 50%
Europe 15%
Asia 15%
Other 4%
Latin America 8%

2004... what we've done in the newsprint segment.

- Total sales of newsprint amounted to $3.2 billion
- Newsprint makes up 55% of Company sales
- Reduced overall costs by $19 per tonne in North American mills

Success Stories from Around the Globe

North America

The Discovery Program

The *Discovery Program* is an in-depth diagnostic of both press and paper. Thousands of data points are gathered and used for equipment and quality benchmarking. Hundreds of best practices have been obtained and are used to improve both product quality and equipment performance.

The *Discovery Program* has opened new channels to understand customer needs, and has helped them improve their use of our products, thereby enhancing our value proposition.

Europe

Paper Retriever makes its mark in the United Kingdom

In September 2004, Abitibi-Consolidated extended its Paper Retriever® program to the U.K. More than 1,000 British Schools are expected to join the Paper Retriever program in 2005, bringing the global number of Paper Retriever and paper bank containers operated by the Company to closer to 20,000. Local charities will also benefit as Abitibi-Consolidated has committed to donating £1 for every tonne of recycled material it recovers. With the extension of this program to the U.K., Abitibi-Consolidated Recycling Europe becomes a leading collector of used newspapers and magazines from domestic properties in the U.K.

China

A new mill in Hebei

Construction of the new 100% recycled newsprint mill in Hebei, China is 90% complete and start-up is set to begin in the summer of 2005 with an annual capacity of 330,000 tonnes. The new Hebei mill will be one of the most cost-competitive in the world and will be equipped with one of the world's most modern newsprint machines. The Hebei mill is expected to sell 70% of its production within a 500 km radius of the mill and strengthens Abitibi-Consolidated's position in one of the most promising markets in the world.



GMT

9:47 A.M. – BRIDGEWATER, U.K.
AN OPERATOR CLEARS AWAY BROKEN TAILS TO KEEP THE MACHINE RUNNING SMOOTHLY.



GMT + 8

1:08 P.M. – HEBEI, CHINA
A HEAD BOX IS INSTALLED IN PREPARATION FOR THE OPENING OF OUR NEW MILL.



Bridgewater, United Kingdom

NEWSPRINT CAPACITY BY MILL
(in thousands of tonnes)

Mill	Newsprint
Canada	
Amos (Québec)	209
Baie-Comeau (Québec)	589
Belgo (Québec)	234
Clermont (Québec)	362
Fort William (Ontario)	12
Grand Falls (Newfoundland)	205
Iroquois Falls (Ontario)	255
Kenora (Ontario)	192
Mackenzie (British Columbia)	184
Stephenville (Newfoundland)	194
Thorold (Ontario)	430
	2,866
United States	
Alabama River (Alabama)	264
Augusta (Georgia)	436
Lufkin (Texas)	150
Snowflake (Arizona)	356
	1,206
International	
Bridgewater (United Kingdom)	283
Cheongwon (South Korea) (1)	90
Hebei (China) (1) (2)	40
Jeonju (South Korea) (1)	440
Shanghai (China) (1)	70
Singburi (Thailand) (1)	65
	988
	5,060

(1) PanAsia operations. Capacity figures shown reflect our proportionate 50% ownership.
(2) Assumed to start in July 2005.



Did you know?

- Demand for newsprint in China has risen by more than 56% since 1998. Market outlook estimates annual growth at close to 8% until 2010.
- Newspapers and magazines from more than 3 million homes in the U.K. now end up at Abitibi-Consolidated's Bridgewater mill, where it serves as the raw material for recycled newsprint used by many of the U.K.'s leading newspaper publishers.
- Abitibi-Consolidated Recycling Division and its Paper Retriever® partners collect enough newspapers each year to completely cover 12,336 football fields in paper one inch deep.

GMT - 5



4:17 P.M. – MONTRÉAL, QC
THE NEWSPRINT TEAM REVIEWS MONTHLY PRODUCTION STATISTICS.


B
12

Discovery Program at the *Toronto Star* (Ontario)

From New York to Seoul...

Value-Added Papers... they're a vital part of our world.

Our value-added paper (VAP) products are everywhere. Open the newspaper; chances are there's a flyer or advertising insert that's printed on our paper. Pull out the telephone directory and there we are again. Read a book on almost any bestseller list and chances are it's printed on our paper. Our products offer a high quality, cost-effective way to communicate and are versatile and recyclable.

VAP is bright, smooth, offers better printing quality than traditional newsprint and has a variety of characteristics to satisfy all printing needs. And at Abitibi-Consolidated, we're helping the world communicate in multiple ways.





GMT - 5

3:31 P.M. – LAURENTIDE, QC
ON THE WRAP LINE, ROLLS OF PAPER ARE READY TO BE WRAPPED AND PREPARED FOR SHIPPING.

2004 DISTRIBUTION OF VALUE-ADDED PAPER SALES



Canada 10%
Other 9%
United States 81%

We make paper make sense.

We wrote the book on uncoated groundwood products. As the innovator of uncoated free sheet substitute grades, with our ALTERNATIVE OFFSET® (AO) and EQUAL OFFSET® (EO) products, we have unmatched experience, quality and capacity to meet the needs of all our customers.

Innovative, cost-effective and environmentally friendly are just some of the words that describe our AO and EO products.

Offering comparable specifications and quality as traditional uncoated offset at lighter weights, using approximately 50% fewer trees, our AO/EO papers provide 15-30% more surface area per tonne on which to print the same number of copies. We offer the widest selection of basis weights that are ideal for printing everything that traditionally uses uncoated free sheet, from direct mail to books and any other commercial print jobs. Our facility in Alma, Québec was converted from newsprint into these grades earlier this year and is up and running with an experienced workforce dedicated to meeting our customers' needs. Our total capacity today exceeds 630,000 tonnes.

2004... what we've done in the VAP segment.

- Total sales of value-added paper products amounted to approximately $1.6 billion
- Reduced overall costs by $16 per tonne
- VAP products now make up 27% of Company sales
- Shipments of AO/EO up 13%

VAP... what we make.

Whether it be paperback books, commercial flyers, inserts, directories, catalogues or business forms, Abitibi-Consolidated offers a full spectrum of products to meet all printing needs.

ABILITE®	perfect for telephone directories and B-to-B catalogues.
ABICAL®	ideal for flyers, inserts, magazines and catalogues.
ABISERT®	ideal for newspaper insert jackets.
ABIFORM®	ideal for business forms.
ABIBOOK®	the obvious choice for paperbacks and novels.
ABIBRITE®	excellent for inserts, newspapers, books and flyers.

And then there are the newest members of our VAP line-up... these papers offer a substitute to uncoated free sheet grades...

EQUAL OFFSET® & ALTERNATIVE OFFSET®	ideal for education and instruction manuals, envelopes, direct mail, books, promotional material, maps and financial printing.

Our Operations

We...

- are the largest producer of uncoated groundwood in the world with total annual production of over 2.1 million tonnes.
- are the only 'one-stop-shop' value-added producer manufacturing the full spectrum of uncoated groundwood products.
- are the largest producer of uncoated free sheet substitutes.
- are the largest supplier of SCB and Softnip grades.
- are a major player in the SCA market.
- are an important supplier to the directory market.
- supply paper for an impressive list of bestsellers.
- are committed to manufacturing value-added papers of the highest quality that meet and exceed our customers' expectations.



Alma, Québec



GMT - 5

11:04 A.M. – MONTRÉAL, QC
THE VAP TEAM ANALYSES THE NUMBERS AND DISCUSSES STRATEGY.



Did you know?

A 50 lb uncoated offset sheet containing 50% recycled fibres and 50% kraft pulp requires more wood fibre than our 42.5 lb EQUAL OFFSET sheet. Abitibi-Consolidated can provide a grade manufactured from 50% fewer trees that is totally chlorine free!

Here's a look at some of the bestsellers that were printed on our paper in 2004:

Angels & Demons by Dan Brown
Bush Survival Bible by Gene Stone
Deception Point by Dan Brown
Faithful by Stephen King and Stewart O'Nan
Fly Boys: A True Story of Courage by James Bradley
London Bridges by James Patterson
Night Fall by Nelson Demille
Reading Lolita in Tehran by Azar Nafisi
Seabiscuit by Laura Hillenbrand
Short History of Nearly Everything by Bill Bryson
Smart Couples Finish Rich by David Bach
South Beach Guide: Good Fats, Good Carbs Diet by Arthur Agatson, M.D.
The Amateur Marriage by Anne Tyler
The Kite Runner by Khaled Hosseini
The Murder Room by P.D. James
The Perricone Promise by Nicholas Perricone
The Secret Life of Bees by Sue Monk Kidd
The Wedding by Nicholas Sparks
Tuesdays With Morrie by Mitch Albom
Under the Banner of Heaven: A Story of Violent Faith by Jon Krakauer

VALUE-ADDED PAPERS & PULP CAPACITY BY MILL
(in thousands of tonnes)

Mill	Total Value-Added Papers & Pulp
Canada	
Alma (Québec)	351
Beaupré (Québec)	211
Belgo (Québec)	157
Fort Frances (Ontario)	373
Fort William (Ontario)	137
Grand Falls (Newfoundland)	9
Iroquois Falls (Ontario)	43
Kénogami (Québec)	197
Kenora (Ontario)	50
Laurentide (Québec)	378
Mackenzie (British Columbia)	5
	1,911
United States	
Lufkin (Texas)	234
	234
International	
Jeonju (South Korea) (1)	65
	2,210

(1) PanAsia operations. Capacity figures shown reflect our proportionate 50% ownership.

From B.C. to Tampa...

Wood... it's our business.

Wood. One of the most versatile and manageable renewable resources. It's one of the world's oldest building materials and the most environmentally friendly. Wood... still the preferred building material of choice.

And at Abitibi-Consolidated, wood is a fundamental part of our product offering and business strategy.



Saint-Prime, Québec

Our Operations

We...

- are the largest producer of lumber east of the Rockies and the 5th leading lumber producer in North America.
- are entrusted with 17.3 million hectares of woodlands.
- are a leader in sustainable forest management and forest certification.
- have one of the most comprehensive wood product lines in North America.
- have annual production capacity of approximately 2.1 billion board feet.
- are a leading manufacturer of bed frames.

Our Commitment

We...

- produce state-of-the-art value-added wood products that respond to our customers' needs.
- are determined to be the leader in the value-added wood products market.

GMT - 8



12:02 P.M. – MACKENZIE, BC
STRAPPING THE FINISHED PRODUCT TO A PALETTE BEFORE IT'S WRAPPED AND SHIPPED.

GMT - 5



10:59 A.M. – ST-HILARION, QC
A WORKER GRADES 2" X 4"'S.

Customer-focused. Innovative. That's who we are.

With operations in both eastern and western Canada, our product offering is one of the most comprehensive in the industry. We manufacture, market and sell a wide array of commodity and value-added wood products that serve our customers' global needs.

Abitibi-Consolidated understands its customers, no matter where they are in the world. We pride ourselves in manufacturing diverse wood products that meet and exceed our customers' expectations. We make the products they want: dimensional lumber, studs, MSR, finger-jointed products and specialty value-added wood products like I-joists, furring strips and bed frame components.

Wood... it's their business.

Abitibi-Consolidated has an impressive list of wood products customers:

- 84 Lumber
- Alpa Forest Products
- Banks Corporation
- BlueLinx
- C.J. Hodder Lumber
- Carter-Jones Lumber
- Home Depot
- Industries Perron
- Lowe's
- Rona
- Stock Building Supply
- Toiture Mauricienne
- Universal Forest Products
- Weyerhaeuser

2004 DISTRIBUTION OF WOOD PRODUCT SALES


Canada 40%
United States 60%

Value-Added Wood Products... the future of the industry.

I-joists, like the ones produced at Abitibi-LP Engineered Wood's Larouche (Québec) facility and commonly used in residential woodwork and commercial floor construction, have been enjoying growing demand in North America. According to industry experts, demand for I-joists is expected to reach 1.2 billion linear feet by 2006. Engineered wood products, such as I-joists and finger joints, are the preferred choice of architects, engineers and builders alike.

As a leading manufacturer of value-added wood products, Abitibi-Consolidated recognizes the potential this sector has to offer. We will continue to invest in growing our value-added wood products business in order to provide our customers with innovative, quality, value-added wood tailored to their evolving needs.

2004...
A record year for wood products at Abitibi-Consolidated



- Total sales of wood products amounted to $1 billion, with operating profit of $158 million, including $50 million expensed in duties.
- Wood products made up 18% of Company sales.
- In December 2004, Abitibi-LP Engineered Wood announced the construction of a new engineered wood facility in Saint-Prime, Québec, its second I-joist facility in the region.
- We had 13.6 million hectares certified or recommended for certification under the CSA or SFI requirements. This represents 78% of the land under our care.

Did you know?

Wood is the only building material that comes from a renewable resource. The manufacture of wood products is cleaner, less wasteful, and consumes less energy than the alternatives.



Mackenzie, British Columbia

GMT - 8



4:38 P.M. – MACKENZIE, BC
A FOREMAN DIRECTS A CRANE OPERATOR UNLOADING A CUT-TO-LENGTH LOG TRUCK AT OUR SITE I SAWMILL.

GMT - 5



11:09 A.M. – CHARLEVOIX, QC
A FIELD WORKER MEASURES A TREE'S DIAMETER FOR A SAMPLING PLOT.



Value-added wood products...

Not only do they maximize wood product value through secondary manufacturing, but also help create employment opportunities.

WOOD PRODUCTS PRODUCTION CAPACITY BY REGION

		Share of Production	
Sawmills		Capacity (MLf)	Capacity (MBf)
QUÉBEC			
Québec West			
Abitibi	*Champneuf, Comtois, Senneterre*		313
Québec Centre			
Lac-Saint-Jean	*Chibougamau, Girardville/Normandin, La Doré, Roberval, Saint-Thomas*		669
	Saint-Ludger-de-Milot (Produits Forestiers Petit-Paris)		48
Saguenay	*Saint-Fulgence et Ville Saguenay (Produits Forestiers Saguenay)*		187
Mauricie	*La Tuque*		87
	La Tuque (Produits Forestiers La Tuque)		51
Québec East			
Côte-Nord	*Pointe-aux-Outardes*		281
Charlevoix	*Saint-Hilarion*		57
	Petit Saguenay (Produits Forestiers Saguenay)		33
BRITISH COLUMBIA			
Mackenzie			497
INTERCOMPANY TRANSACTIONS			(292)
Total – Sawmills			**1,931**
Remanufacturing and Engineered Wood Facilities			
Lac-Saint-Jean	*Saint-Prime, La Doré*		104
	Larouche (Abitibi-LP Engineering Wood Inc.)	35	
Charlevoix	*Château-Richer, Manseau*		82
Total – Remanufacturing and Engineered Wood Facilities		**35**	**186**



Sustainability Report







3:36 P.M. – HOUSTON, TX
RECYCLED MATERIAL IS BEING LOADED ONTO A CONVEYOR BELT FOR SORTING.

GMT - 6

Introduction

At Abitibi-Consolidated, we recognize the strong interdependence that exists between our operations, the sustainability of the resources and the communities in which we operate. For us, incorporating environmental and social responsibility in the pursuit of financial growth is a must.

The centrepiece of our efforts has been our continued progress in sustainable forest management, as well as responsible fibre sourcing, which is supported by our efforts in recycling and third-party certification.

Our pro-active approach to sustainability issues is based on transparency, trust and effective two-way communication with our stakeholders. Voluntary forest certification goals that require public participation, from the development of standards to achieving results, reflects this approach. Our partnerships with conservation organizations show our willingness to open the doors, encourage an honest exchange of information and foster an atmosphere of mutual respect; all the while identifying opportunities for continual improvement.

This report highlights some of the significant achievements Abitibi-Consolidated made in 2004, as well as outlining the opportunities that lie ahead.

2004 Achievements

- Recovered over 2.3 million tonnes of paper, making us the world's leading recycler of old newspapers and magazines;
- Obtained third-party certification to a Sustainable Forest Management (SFM) standard on approximately 13.6 million hectares of forest land under our management;
- Achieved ISO 14001 certification across our operations in woodlands, hydro plants, as well as at pulp and paper mill and sawmill facilities;
- Implemented CSA Plus 1163 Chain-of-Custody requirements at the Champneuf woodlands;
- Reduced greenhouse gas emissions by 37% below 1990 levels – an achievement significantly beyond Canada's Kyoto commitments;
- Developed a set of *Aboriginal Principles* to provide our employees with a consistent framework for developing mutually beneficial relationships with Aboriginal peoples in and around the communities in which we operate.

Future Opportunities

- Expanding our monitoring and reporting of key environmental indicators*;
- Completing our air quality assessment program and identifying opportunities for improvement;
- Tracking progress on the implementation of our *Aboriginal Principles* across our divisions;
- Implementing the Chain-of-Custody requirements as part of a long-term commitment to track all of our products from the forest to the consumer.

*Our existing comprehensive data collection across our Canadian operations is used as the basis for reporting in this sustainability report. It is our goal to gather similar data across our U.S. and U.K. operations for future sustainability reports.



9:52 A.M. – BRIDGEWATER, U.K.
AN INSPECTOR WEARS THE REQUIRED HEAD, EYE AND EAR PROTECTION WHILE CHECKING THE FLOW OF PULP COMING OUT OF A HEADBOX.

GMT



St-Hilarion, Québec

Occupational Health & Safety

At Abitibi-Consolidated, we are committed to promoting and preserving the health and safety of our employees and one of our primary responsibilities is the protection of their physical integrity.

Fulfilling this responsibility means ensuring that a commitment to health and safety is a value shared by all employees. All of our health and safety programs and activities have one common objective: to promote prevention awareness among all employees.

Over the past year, we have focused on consolidating and developing our health and safety management strategy across all of the Company's operations. Our prevention management philosophy is based on three distinct elements directly related to our organizational values:

Organizational Leadership
- Management
- Unions
- Joint Health and Safety Committee
- Supervisors
- Employees

Control of the work environment and fostering safety-conscious attitudes and behaviours
- Provide safe facilities and higher levels of health and safety training for all of our employees

Health and Safety Empowerment
- Manage a set of prevention mechanisms and ensure employee involvement at all levels



GMT - 5

12:02 P.M. – MONTRÉAL, QC
THE VP OF SUSTAINABILITY AND ENVIRONMENT, ON A CONFERENCE CALL WITH NGO REPRESENTATIVES.

TOTAL ACCIDENT FREQUENCY AT ABITIBI-CONSOLIDATED BY OPERATIONS



6
5
4
3
2
1
0
2.5
2.8
3.2
2.3
2001
2002
2003
2004

Pulp and Paper Cumulative Total Frequency

Surpassed our 2004 target of 2.5



12
10
8
6
4
2
0
11.2
8
5.7
5.1
2001
2002
2003
2004

Sawmills Cumulative Total Frequency

Surpassed our 2004 target of 5.5



6
5
4
3
2
1
0
2.7
2.5
2.3
1.9
2001
2002
2003
2004

Woodlands Cumulative Total Frequency

Surpassed our 2004 target of 2.0

ABITIBI-CONSOLIDATED TOTAL ACCIDENT FREQUENCY



8
7
6
5
4
3
2
1
0
6.8
6.2
4.9
4.5
4.2
3.9
3.3
3
2.5
1996
1997
1998
1999
2000
2001
2002
2003
2004

Surpassed our 2004 target of 2.7

The measurement indicator used by Abitibi-Consolidated is *Total Accident Frequency*, which corresponds to the number of accidents involving lost time or requiring modified work per 100 workers.

The protection of all workers' physical integrity is an important part of everyone's responsibilities. Our people have fulfilled this responsibility and have demonstrated their leadership by taking concrete actions to protect their co-workers' physical integrity and ensure safe working facilities. Rigour and exemplary behaviour among employees are integral to managing health and safety, and all employees have shown their commitment by making the necessary efforts.

Our results and other noteworthy facts

In 2004, we obtained a *Total Accident Frequency* of 2.5, surpassing our objective of 2.7. Our results exceeded the industry average in all three of our main business sectors. We are particularly proud of the trends evident in our results, and of the fact that in 2004, we did not see a single fatal accident at any of our facilities.

In addition to this, 2004 saw a major evolution of our *Zero Energy* systems, which help us ensure the safety of our workers at all times, during work with equipment or energy sources that could pose risks.

2005 Objectives

Every year, we strive to improve results for all our business units by 10%. Each division presents an annual action plan, which includes health and safety objectives, concrete actions, priorities and requirements that are approved and rigorously monitored by each Vice-President of Operations.

Forestry Fundamentals

SUSTAINABILITY REPORT



Our Sustainable Forest Management (SFM) Policy

Healthy Forests
Manage our forests in a manner that helps to protect, maintain and enhance the forest ecosystem health and productivity.

The Law and Leadership
Meet or exceed applicable legislative, regulatory and policy requirements. Best management methods and practices will be applied to achieve excellence.

Multiple Uses
Our SFM plans take into account the values and concerns of all stakeholders.

Public Participation and Open Communication
Dialogue with the public and other stakeholders promotes the application and benefits of multiple uses and builds a mutual understanding.

The Contribution of our Human Resources
All employees will be held to the highest standard of performance. Training, continuous learning and active participation in the decision-making process is encouraged.

Research and Development
Participate in research that advances the understanding of forest science and best management practices.

Continual Improvement
Measure our progress and periodically assess our performance through control and audit processes to ensure continual improvement of SFM.

We manage the whole forest, and each and every tree.

At Abitibi-Consolidated, the forest is our business lifeline. We view the forests under our stewardship as a renewable resource that can meet the needs and benefits of society today, while remaining a viable and vibrant resource for future generations, as well as the continued economic well-being of the Company itself. As such, our initiatives and actions are predicated on the vitally important goal of protecting and renewing the resource through responsible forest management.

The majority of the forests we manage are publicly owned. The government determines the areas to be preserved and how much of the forest can be harvested in any given year, and assigns an Annual Allowable Cut (AAC). The AAC ensures that companies' harvests still provide for the sustainability and productivity of our forests. It's like money in the bank: the standing forest stock is the capital, and the annual growth, is the interest. To ensure the integrity of the forest (the capital), we only harvest the growth (the interest).



GMT - 7

8:51 A.M. – CHANDLER, AZ
CONGRATULATIONS TO THE "SUPER RETRIEVER" 3RD GRADE CLASS AT KYRENE DE LAS BRISAS SCHOOL, WHICH TOOK SECOND PLACE IN THE LOCAL PAPER RETRIEVER® PROGRAM.

Did you know?

- On public lands in Canada, it is a legal obligation to ensure the successful regeneration of the forest in which we operate.
- In Canada, less than ¼ of 1% of the total forest area is harvested each year and must, by law, be regenerated. While supporting a strong forestry sector for over 100 years, Canada retains 92% of its original forest area, the highest percentage of any country in the world.
- Canada is delivering on its international commitments to maintain a network of protected areas representative of the natural land-based regions in Canada. To date, Canada has the largest protected area in the world and Abitibi-Consolidated wants to ensure the network of representative areas gets completed.

2004 REGENERATION AND PLANTING

Woodland Regions	% Natural regeneration	Seedlings planted in 2004* (millions)
Newfoundland	85%	2.0
Québec	65 to 99%	32.6
Ontario	10 to 60%	19.5
British Columbia	– †	4.8
Georgia	Less than 1%	1.1
Grand total		**60.0**

*In areas where natural regeneration is not adequate.
† Everything that is harvested is replanted.

If a forest regenerates itself successfully, then we leave nature to its own processes, but when nature needs a hand, we promptly replant. Our experience, based on data over the last decade, reveals that 80% of harvested lands regenerate naturally.
We deliberately promote natural regeneration by careful harvesting and plant to supplement growth in the remaining areas. Every year, follow-up surveys are conducted on those stands to ensure that the young trees are well established and growing properly.

Forest Conservation Approaches

We know that there is more to the forest than just its trees. Sustainable harvesting and planting techniques alone are not enough to address all the forest values that are of importance to our stakeholders. Forest conservation partnerships and rigorous forest certification measures are an essential part of addressing values such as biodiversity maintenance.

At Abitibi-Consolidated, we believe forest conservation is as much about promoting and learning from science-based research as it is about balancing societal expectations. Not only do we place a high value on forest conservation, but on partnerships that promote it.

WWF-Canada Partnership

Certain forested landscapes can carry special conservation significance for a variety of reasons. By better understanding how to identify high conservation value forests (HCVF) and how to apply strategies that promote their long-term maintenance, Abitibi-Consolidated believes that we can improve our forest planning and management practices. HCVFs are defined as forests of outstanding and critical importance because of their high environmental, socio-economic, biodiversity or landscape values.

Experts agree that properly identifying, managing and monitoring areas of high conservation value is critical to ensuring biodiversity and maintaining the overall health of our ecosystems. As part of our commitment to help ensure the conservation of the boreal forest, Abitibi-Consolidated has partnered with the World Wildlife Fund of Canada (WWF-Canada) on a pioneering forestry conservation project. The objectives of this partnership are to identify, monitor and manage HCVFs within our Canadian woodlands.

The HCVF Memorandum of Understanding with WWF-Canada includes two projects: the Saguenay Pilot Project which covers an area of 1.3 million hectares of woodlands and involves a number of stakeholders with diverse interests and the Iroquois Falls project covering an area of roughly 1.7 million hectares.

Phénix Award

The Phénix Awards are an initiative of Québec ministries and agencies, in partnership with the *Fondation québécoise en environnement.* They are awarded to municipalities, organizations, institutions and industrial and/or agricultural businesses that have made noteworthy efforts towards protecting the environment in a sustainable way. In May 2004, we were honoured with a prestigious Phénix Award for protecting the habitat of the woodland caribou.

Together with wildlife organizations, scientific and regional partners, we developed a new logging pattern aimed at protecting the habitat of the woodland caribou, a species considered to be vulnerable in Canada. This initiative was developed in collaboration with the Forestry and Wildlife Services, universities, the Québec Wildlife Foundation and the Québec Forest Industry Council.

The research and logging patterns are aimed at enhancing collective knowledge of the impact forest activities have on the woodland caribou. By understanding the impact, we can adapt forest management planning and practices in an effort to encourage suitable habitats for the caribou, maintain and/or increase the current caribou populations, while at the same time minimizing the impact on regional forest-based economies.

Sustainable Forest Management (SFM) Network Partnership

The SFM Network is a national research-based partnership of government, industry organizations, Aboriginal groups, individuals and non-governmental organizations (NGOs) that support an integrated research and graduate training program. This network develops strategies and practices which promote the sustainability of Canada's forests.

Abitibi-Consolidated is a proud partner of the SFM Network. Scientific results are used to inform policy makers, revise or renew land management strategies, and create a better public understanding of scientific issues concerning Canada's forests.

Four of our divisions are currently working with the SFM Network on a 7-year project regarding the *Population Ecology of Marten in the Boreal Forests of Northern Ontario*. This project is aimed at determining the martens' ability to sustain themselves in regenerating forest landscapes.

And more...

These are only a few of the initiatives we've taken in the area of forest conservation. In addition to these, the Company has participated in many other projects such as the protection of the Muska-Kechika area in British Columbia, representing an area the size of the state of West Virginia.

In our Augusta, Georgia woodlands operations, we set aside lands inhabited by gopher tortoise, a species that is listed as endangered by the state of Georgia.

Did you know?

Abitibi-Consolidated continues to be a strong supporter and partner of the Canadian Model Forest Program. The concept was launched through the Canadian Forest Service to address the challenge of balancing the extensive range of demands that we place on our forests today, and the needs of tomorrow's generations.

Want to know more about the Model Forest Network, or those with Abitibi-Consolidated participation?
Visit www.modelforest.net
Western Newfoundland Model Forest (Newfoundland) www.wnmf.com
Lake Abitibi Model Forest (Ontario) www.lamf.net
Bas-Saint-Laurent Model Forest (Québec) wwwforet.fmodbsl.qc.ca


1213

Saguenay, Québec



GMT - 5

2:13 P.M. – CHARLEVOIX, QC
CHIEF FORESTERS CONSULT THEIR GPS SYSTEM WHILE OVERSEEING TREE-CUTTING PATTERNS.



ABITIBI-CONSOLIDATED'S CERTIFICATION ACHIEVEMENTS IN NORTH AMERICA
(CSA on public lands and SFI on private lands)



% of total area certified
18
16
14
12
10
8
6
4
2
0
9%
34%
78%
100%
2002
2003
2004
2005

Of the 17.3 million hectares of forest under our management in North America, 17 million of these hectares, mostly public lands, will be certified to CSA. The remaining 0.3 million hectares of private lands will be certified to SFI.

Sustainable Forest Management Certification

Implementing a voluntary sustainable forest management (SFM) certification standard, one that is audited by an independent third party, is one of the most rigorous and straight-forward ways for companies to reinforce their claim that their forest products come from well-managed forests.

Our objective is to have all publicly and privately held forests under our management in North America certified to a SFM standard by the end of 2005 – an aggressive timetable that will help meet the needs and expectations of the Company, stakeholders and the general public. This is no small feat given that the Company is responsible for the management of 17.3 million hectares of forest.

The SFM Certification options available to companies in North America include:

CSA – Canadian Standards Association's SFM Standard
SFI – Sustainable Forestry Initiative‡ Program
FSC – Forest Stewardship Council

Chain-of-Custody

Our next big step following SFM certification is the implementation of a comprehensive "Chain-of-Custody". This will enable us – and our customers – to track a product's path from its origins in the forest through all phases of ownership, processing and transportation, right to the end consumer.

We have already started down the Chain-of-Custody path with a successful third-party pilot certification using the CSA Plus 1163 Chain-of-Custody requirements. The pilot audit tracked fibre flow from our Québec-West Woodlands through to our Champneuf sawmill.

We are also testing another Chain-of-Custody tracking model that promotes forest conservation and responsible fibre sourcing for different fibre sources and recycled content in our papers.

Maintaining the Boreal Forest

Boreal — Predominantly
Boreal — Forest and barren
Boreal — Forest and grass



The world's forests are divided into three categories: tropical, temperate and boreal. *Boreal forests* are primarily coniferous forests and span across the upper portion of the Northern hemisphere. Over 50% of the world's boreal forests are in Russia, 20% in Canada and the remainder in Sweden, Norway, Finland and in the United States (Alaska).

We believe in a Canadian boreal forest that promotes a thriving industry, vibrant communities and maintenance of Aboriginal rights and values. We are convinced that our forest certification achievements and forest conservation partnerships will contribute to continual improvement in sustainable forest management in Canada's boreal forest.

GMT - 6



4:02 P.M. – HOUSTON, TX
CHILDREN DUMP THE PAPER THEY COLLECTED INTO A PAPER RETRIEVER BIN NEXT TO THEIR SCHOOL.

GMT - 5



10:55 A.M. – THOROLD, ON
SPOT-CHECKING THE LATEST DELIVERY OF OLD NEWSPAPERS AND MAGAZINES BEFORE THEY ARE RECYCLED.

Paper Recovery and Recycling

SUSTAINABILITY REPORT

Recycling is part of Abitibi-Consolidated's business strategy and a key element in our approach towards sustainability. We will continue to increase collection and consumption of recycled materials in the appropriate grades and locations.


NEWSPAPER
& MAGAZINE
RECYCLING

Phoenix, Arizona

We take pride in being the world's leading newsprint producer, as well as old newspaper and magazine recycler. We manage the use of over 2.3 million tonnes of recycled fibre and are responsible for the production of more than 3.5 million tonnes of recycled content newsprint and directory paper. This diverts approximately 10 million cubic metres of material from landfills – that is about 10 Empire State Buildings filled with recovered paper.

The millions of tonnes of old newspaper that we recover every year from North America, the U.K. and Asia, represents the best recovery performance in the world – that's more than 4 billion average daily newspapers. Our recycling activities comprise a new "urban forest" that feeds 13 of our newsprint mills that utilize recycled content.

Our objective: To meet the growing needs for recovery and recycling by playing a leadership role in helping reach the North American industry's goal of recovering 55% of all paper consumed by 2012.

EXPANDING RECOVERY PROGRAMS

% of recycled paper sourced internally



36%
39%
39%
2002
2003
2004

Operating locations



14
21
23
2002
2003
2004

Bin locations



14,689
16,190
18,600
2002
2003
2004

Our Paper Retriever Programs are critical to helping us meet our objective.

The Paper Retriever® Program promotes recycling by placing bins, at no-cost, in highly visible areas at schools, churches and other non-profit organizations in greater metropolitan areas. This innovative program provides environmental education opportunities to children and their families and helps them become more actively involved in the paper recovery process. Organizations benefit directly from the programs by getting paid for the recyclable paper they collect.

While recycling is a win-win situation for the economy and the environment, it has its limits. These limits take the form of supply and demand constraints, the fact that not all applications and paper grades are suitable for recycled content and the fact that recovered fibre cannot be recycled indefinitely.

The objective then, is to manage the forest resource in a manner that maintains its values over the long-term. It is our responsibility to manage it for the benefit of current and future generations. Here are some parameters to consider in assuming these responsibilities:

- **Supply and Demand Constraints** – There are significant supply/demand pressures in the recycling commodity market that have an important impact on use of recycled fibre. There is not enough recycled fibre in the marketplace to meet the demand for more recycled content.
- **Not All Papers & Grades Suit Recycled Content** – There are certain applications where recycling makes sense, and others where it currently does not. It is our philosophy to use recycled content in paper products that usually require less brightness, such as newsprint or directory paper. Our priority is having the public recycle more and then ensure the recovered paper gets put to the best use based on our business and quality models.
- **Recycled Fibre is Not Forever** – Recovered fibre cannot be recycled indefinitely. Paper fibre eventually breaks down into short weak fibres that are not strong enough to be recycled into new paper products.
- **Renewable Resources** – Recovered paper ultimately comes from a renewable resource that is powered by solar energy – trees.

Help!

We have implemented programs like Paper Retriever to help boost the supply of recycled fibre, but more work needs to be done to increase recycling recovery rates. Special efforts need to be made in the area of subscription magazines and catalogues. Please share the responsibility and recycle these products along with your newspapers!

Want to know more? For more information on starting a Paper Retriever program, please visit www.PaperRetriever.com.

Environmental Performance

At Abitibi-Consolidated, we are committed to minimizing the environmental impact of our activities in a manner that is responsive to the needs of all stakeholders.

SUSTAINABILITY REPORT

Shifting to Lower Risk Chemicals

Under Canadian law, when using anhydrous ammonia, SO_2 and elemental chlorine, it is legislated that emergency plans be put into place. We have opted for voluntary measures by phasing out the use of these three chemicals. This two-year, $7 million chemical replacement program was well underway in 2004 and completion is expected by the end of 2005. Abitibi-Consolidated's plan is to reduce environmental and potential health risks at our mills and the communities in which we operate.

ISO 14001- Objective Achieved!

Our objective was to have woodlands, hydro plants, pulp and paper facilities and sawmills across our divisions independently certified to ISO 14001 Environmental Management System (EMS) Standard by the end of 2004. Our continued commitment is to have any new facilities implement ISO 14001 within a two-year time frame.

In April 1998, our Bridgewater, U.K. operations were the first of our manufacturing facilities to be certified to ISO 14001. In 2004, six years later, we accomplished our goal of achieving ISO 14001 certification at all operations, when our facility in Alma, Québec was successfully certified. (1)

The International Organization for Standardization's ISO 14001 EMS Standard is widely acknowledged because ISO 14001 provides a consistent system-based approach to improve environmental performance through the application of an EMS across divisions. For Abitibi-Consolidated, which employs and operates in several countries, the implementation of such a standard has provided a stronger framework to our system.

It also supports the Company's *Corporate Environmental Audit Program* that was implemented in January 2003. This audit program includes legal compliance audits performed by individual sites and control audits performed by Head Office. This corporate internal audit program, coupled with independent third-party ISO 14001 audits, are integral to the continuous improvement of our environmental performance.

Performance Indicators

Since 1995, our environmental "Closely Watched Number" (CWN) has been defined as the sum of certain types of spills and incidents where regulated levels have been exceeded. In 2004, our goal was to limit the number of incidents including spills and regulatory exceedances to a maximum of 30. However, the Company recorded a total of 44 incidents (17 limit exceedances and 27 spills). It is worth mentioning that in 2004, we reduced our limit exceedances by 60% due to better control of pulp and paper mill effluents. In addition to this, the severity of spills is continuously decreasing.

In 2004, we developed a variety of key performance indicators to better measure our environmental performance across our manufacturing operations. These indicators include: water consumption, biological oxygen demand (BOD), total suspended solids, greenhouse gas emissions, as well as energy efficiency and fuel switching.

Investments in Environmental Management

Efforts are made in different areas including water, air and soil quality. Since 1997, we have invested over $100 million in environmental projects to improve our facilities' performance. We will continue to promote innovation and research in all of these efforts and will integrate key findings.

(1) Abitibi-Consolidated's woodlands in Augusta, Georgia have met all the requirements of the SFI standard rather than using ISO 14001 certification as a stepping stone to achieving SFI. The Augusta Woodlands represents but a fraction of the total forested area under Abitibi-Consolidated's management (0.03% of our private lands and 0.0005% of total lands under our management).


20000 mL
Grand Falls, Newfoundland

BIOLOGICAL OXYGEN DEMAND (BOD)



Abitibi-Consolidated Average
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Metric tonnes/day
1995 1997 1999 2001 2003

The drop in BOD is due to the installation of secondary treatment systems at all mills as well as fibre loss reduction programs within mills.

TOTAL SUSPENDED SOLIDS (TSS)



Industry Average
5.0
4.0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Metric tonnes/day
1995 1997 1999 2001 2003

The drop in TSS is due to the installation of primary treatment systems at all mills as well as fibre loss reduction programs within mills.

WATER DISCHARGE



60,000
50,000
40,000
30,000
20,000
10,000
0
m³/day
1995 1997 1999 2001 2003

Water discharge is used as a surrogate measure for water consumption. New technologies and manufacturing processes have allowed our Canadian mills to reduce water consumption by 13% since 1995.

What is BOD and TSS?

Biological Oxygen Demand (BOD) refers to the amount of oxygen required by microorganisms to break down organic components of effluent.

Total Suspended Solids (TSS) refers to the amount of solids in effluent. These are both important indicators because the lower the level of TSS and BOD, the more oxygen is available for other aquatic life.

Water Quality Management

In the last decade, we improved water quality and utilization across our operations with dramatic changes since 1995 such as:

- Virtual elimination of chlorinated dioxins and furans
- 94% reduction in BOD from 14.31 to 0.91 tonnes/day
- 64% reduction in Total Suspended Solids (TSS) from 4.68 to 1.70 tonnes/day
- 13% reduction in water usage from 47,363 to 41,018 m^3/day

These reductions have taken place despite increased production levels. The data reflects Canadian operations and in the future we will also track and report U.K. and U.S. data for these indicators.

Even in light of the significant achievements we've made, Abitibi-Consolidated remains committed to identifying and addressing outstanding challenges related to water quality. At our operations in Grand Falls, Newfoundland, we invested over $18 million to optimize the water and associated sludge treatment system. The investment allows us to better manage the treatment of organic material produced in the mill, as well as diverting sludge waste to landfills.

Clean Air

Abitibi-Consolidated is committed to continually improving its air quality performance to meet community expectations.

Air opacity was identified by Abitibi-Consolidated as a sector for improvement. An internal working group was set up to:

- better understand the main causes of opacity exceedances;
- develop a consistent set of criteria for measuring and reporting opacity across the Company; as well as
- develop a strategy and operational guidelines to improve the situation.

The working group surveyed all operations to understand measurements and opacity issues at our facilities. The report summarized the information collected and identified best operating and maintenance practices to reduce the risk of exceeding opacity standards and was shared with our operations in the fall of 2004. We are now implementing these best practices and are committed to continue monitoring this issue and reporting on it.

Our Air Program

We are currently implementing Phase I of our new *Air Quality Program.* Phase I is an overall assessment of our current air quality initiatives and an inventory of existing air emission sources in the mills, as well as air pollution control equipment in place.

Gaps identified as a result of the assessment will be addressed through specific air quality programs, either on a local basis or company-wide.

GHG INTENSITY


600
500
400
300
200
100
0
476
403
416
361
346
285
294
301
258
272
262
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

FUEL SWITCHING PROGRESS


Other 0.5%
Biomass 17.9%
Electricity 45.9%
1990 Actual Fuel Use
Fossil 35.7%
Other 6%
Biomass 24%
Electricity 50%
2004 Forecast
Fossil 20%

Note: Data for Canadian operations only. In 2005 we will monitor and report on our U.S. and U.K. operations as well. Currently our U.K. mill in Bridgewater purchases its energy from steam produced by a nearby third party. In the U.S., we are considering voluntary actions.

Climate Change

Beyond Kyoto

The Kyoto Protocol, ratified by the Canadian government, aims to significantly reduce greenhouse gas emissions (GHG) by 2012. Abitibi-Consolidated has surpassed Canada's Kyoto commitment to reduce GHG to 6% below the 1990 levels between the years 2008-2012.

We have already reduced GHG emissions by 37% below 1990 levels. It is all the more impressive when one considers that these achievements have been made during a time where production has increased by 15%. This means that our GHG intensity has been reduced by 45% (measured in kg CO_2 equivalent/ tonnes of production).

We will continue to reduce energy consumption and greenhouse gas production through fuel switching, energy efficiency projects and technology optimization.

- **Fuel switching** – We have increased biomass usage by replacing fossil fuels with carbon neutral biofuels. Since 1990, we have increased the volume of biomass used as an energy source from 18 to 25%, and likewise have reduced our consumption of fossil fuels.
- **Energy-efficiency projects** – We have executed high return energy-efficiency projects, such as steam recovery from the thermo-mechanical pulping process at our Baie-Comeau operations.
- **Technology optimization** – We are achieving energy-efficiency across our divisions through continuous improvement. We benchmark like processes for their energy efficiency, and if we determine that a specific division has an opportunity to improve vis-à-vis another division's performance, we then use a team-based problem-solving approach to identify and address the weaknesses.

Further greenhouse gas reduction objectives for the industry: Along with members of the Forest Products Association of Canada, Abitibi-Consolidated was part of the first group of companies to sign a Memorandum of Understanding with the Government of Canada supporting an industry commitment to further reduce its GHG emission intensity by an average of 15% between 2000 and 2010. Further details on this can be downloaded at www.nrcan-rncan.gc.ca.

The United Kingdom has also signed on to the Kyoto accord, and our Bridgewater mill has already reduced its GHG emissions to almost zero.

While the United States has not signed Kyoto, the U.S. paper industry has voluntarily reduced its GHG emission intensity by 28% between 1990 and 1999, according to the American Forest and Paper Association.



GMT - 6

9:28 A.M. – MONROEVILLE, AL
MILL MANAGEMENT PRESENTS A DONATION TO REPRESENTATIVES OF THE WOODMEN OF THE WORLD INSURANCE COMPANY, WHO ORGANIZED MEALS FOR THE NEEDY IN THE AFTERMATH OF HURRICANE IVAN.

At Abitibi-Consolidated, we recognize the importance of our employees and the communities in which we do business. As such, the Company places a high value on both employee satisfaction and community relations. Indeed, the two go hand in hand: our employees are valuable members of their communities; our communities provide us with excellent employees.

People and Communities

SUSTAINABILITY REPORT

Giving back to the community...

As a good corporate citizen, Abitibi-Consolidated wants to be more than the leading forest products company and we are committed to giving back to, and supporting the needs and interests of, the communities where we live and do business.

Our donations and sponsorships program is a structured one, and in order to make meaningful contributions in the regions in which we operate, we've chosen three sectors to support: education, health and sustainable development. Humanitarian needs are supported through the umbrella of Centraide/ United Way campaigns.

Promoting Education

Abitibi-Consolidated recognizes the importance of access to education and has established a scholarship program for our employees' children. In addition, a portion of our sponsorship budget is dedicated to supporting industry-related scholarship programs at college and university levels.

Promoting literacy is also important to us. In a joint initiative, our Belgo and Laurentide facilities in Québec, together with the local newspaper "Le Nouvelliste", provided more than 3,000 students, at three high schools in Shawinigan and Grand-Mère with the opportunity to read the paper every day of the school year. And, in order to promote recycling, students were encouraged to recycle the newspapers once they had been read.

Promoting Health

We focus our health-related philanthropy in the rural communities in which we operate.

This year, our Fort Frances Division in Ontario was the proud corporate sponsor for the second annual *Power Play for Easter Seal Kids* street hockey tournament. The Easter Seals Society is an organization that helps individuals with disabilities and special needs. With 13 teams participating in the tournament, the event raised just under $23,000 for children with disabilities in the Fort Frances area. Out of that total, our Fort Frances Division made a donation of $5,000, and our mill's four participating teams raised almost $4,000!

Promoting Sustainable Development

Abitibi-Consolidated is an economic driver of regional development. Our goal is to be as proactive as our financial capabilities allow. Balance in actions is key. We believe that recycling and biodiversity-related causes are a priority to ensure a healthy environment which is fundamental to the well-being of every community.

A great deal of the recycled material that we use is generated by our many drop-off initiatives in the United Kingdom, as well as our North American Paper Retriever® Program. This program places highly visible bins in participating cities to encourage community involvement in the paper recovery process. It also includes local events and partnerships to further raise environmental awareness. Every year, millions of dollars are raised for school and community enhancements, scholarships and other worthwhile projects.

For example, our Snowflake Division in Arizona recently donated US$6,500 to Camp Tatiyee – a special needs camp. The donation represented payment for the tonnes of newsprint brought in by our employees to recycling centres. Many charities benefit directly by being paid for the recyclable paper they collect and bring to our drop-off and recycling centres.

Community Relations

Noise Reduction

When our mill in Kénogami, Québec received numerous noise complaints from the community because of excess steam being released and emitting a loud noise, Abitibi-Consolidated responded. Silencers were installed and noise levels have since decreased by 40%.

Hurricane Ivan Quick Response

Following the devastation caused by Hurricane Ivan, Abitibi-Consolidated came to the aid of the citizens of Alabama. Donations were made to a relief organization, and a relief fund was also provided for the Company's employees. We are particularly proud of our colleague Tim McLaren, who volunteered his time to restore power to Monroeville's water system.

Partnering with Local Associations

Our Clermont Division, located near the beautiful Malbaie River that many Atlantic salmon once called home, is helping the local conservation association reintroduce salmon into the river. Following the building of an electric dam some time ago the Atlantic salmon were prevented from swimming upriver in the spring and spawning, which is essential for their reproduction. Our Clermont mill is lending one of its trucks every year to help volunteers of the *l'Association des saumons de la rivière Malbaie* carry salmons over the dam. This encourages the reintroduction of the salmon into its native habitat.

Building Aboriginal Relations

In December 2004, a set of principles on *Building Relationships with Aboriginal People* were developed and approved in an effort to provide our employees with a framework for building mutually beneficial relationships with Aboriginal communities located in and around the Company's operations.

Stemming from a foundation of respect and open communication, Abitibi-Consolidated hopes to build on its existing engagement with Aboriginal communities in a meaningful way – be it through capacity building, employment opportunities, business relations or forest certification.

Aboriginal Principles

The following principles guide Abitibi-Consolidated in the development of relationships with Aboriginal people.

- Respecting the rights and culture of Aboriginal peoples.
- Respecting formal agreements and treaties signed between governments and Aboriginal governments, communities, or people.
- Developing trust and mutual respect through open and honest communication.
- Developing and facilitating equitable business relationships with Aboriginal entrepreneurs.
- Seeking input and encouraging participation from Aboriginal peoples and communities in forest management planning.

Our new set of *Aboriginal Principles* will help contribute to our day-to-day operational relationships, such as the successful partnerships we have at our Mackenzie operations in British Columbia, where we conduct over $10 million in business with the Kwadacha, Tsay Keh, and Duz Cho First Nations, as well as a long-standing business joint-venture with the Obedjewan community in Québec.

Our Employees

At Abitibi-Consolidated we recognize that our employees are our greatest asset. We also recognize the strong inter-relationship that exists between our Company and the communities in which we operate. This inter-relationship between industry and community is vital to strong community relations.

Organizations that are run with sustainability in mind, also place emphasis on the long-term growth of their employees. Through our people, we will continually strive to improve our Company, our products and our services to deliver greater value to our stakeholders. We will build our competencies and broaden our capabilities by developing effective ways to measure progress, pushing decisions down to the lowest level, and developing employees to their full potential as business people creating innovation, learning and continuous improvement.

All this to say, we could not be the global company we are today without the dedication and diligence of our employees.

For the latest information regarding Abitibi-Consolidated's sustainability efforts, we invite you to visit our Web site at: www.abitibiconsolidated.com

AT-A-GLANCE NEWSPRINT AND VALUE-ADDED GROUNDWOOD PAPERS INFORMATION

As at December 31, 2004
(capacity in thousands of tonnes)

Mills	Number of paper machines	Newsprint	SC papers	ALTERNATIVE® & EQUAL OFFSET® & hi-brite	Directory paper	Specialty, bulky news and other	Market pulp	Total value-added papers & pulp	Total mill capacity
Canada									
Alma (Québec)	3			217	134			351	351
Amos (Québec)	1	209						–	209
Baie-Comeau (Québec)	4	589						–	589
Beaupré (Québec)	2			211				211	211
Belgo (Québec)	4	234		60		97		157	391
Clermont (Québec)	2	362						–	362
Fort Frances (Ontario)	3		71	215			87	373	373
Fort William (Ontario)	1	12		109		28		137	149
Grand Falls (Newfoundland)	2	205				9		9	214
Iroquois Falls (Ontario)	2	255				43		43	298
Kénogami (Québec)	2		197					197	197
Kenora (Ontario)	2	192		8		42		50	242
Laurentide (Québec)	2		378					378	378
Mackenzie (British Columbia)	1	184				5		5	189
Stephenville (Newfoundland)	1	194						–	194
Thorold (Ontario)	2	430						–	430
	34	2,866	646	820	134	224	87	1,911	4,777
United States									
Alabama River (Alabama)	1	264						–	264
Augusta (Georgia)	2	436						–	436
Lufkin (Texas)	2	150	234					234	384
Snowflake (Arizona)	2	356						–	356
	7	1,206	234	–	–	–	–	234	1,440
International									
Bridgewater (United Kingdom)	3	283						–	283
Cheongwon (South Korea) (1)	1	90						–	90
Hebei (China) (1) (2)	1	40						–	40
Jeonju (South Korea) (1)	6	440				65		65	505
Shanghai (China) (1)	1	70						–	70
Singburi (Thailand) (1)	1	65						–	65
	13	988	–	–	–	65	–	65	1,053
	54	**5,060**	**880**	**820**	**134**	**289**	**87**	**2,210**	**7,270**

(1) PanAsia operations. Capacity figures shown reflect our proportionate 50% ownership
(2) Assumed to start in July 2005

AT-A-GLANCE WOOD PRODUCTS INFORMATION
As at December 31, 2004

Sawmills

		Facilities	Ownership	Share of production Capacity (MLf)	Share of production Capacity (MBf)
QUÉBEC					
Québec West					
Abitibi	*Champneuf, Comtois, Senneterre*	3	100%		313
Québec Centre					
Lac-Saint-Jean	*Chibougamau, Girardville/Normandin, La Doré, Roberval, Saint-Thomas*	5	100%		669
	Saint-Ludger-de-Milot (Produits Forestiers Petit-Paris)	1	50%		48
Saguenay	*Saint-Fulgence et Ville Saguenay (Produits Forestiers Saguenay)*	3	77%		187
Mauricie	*La Tuque*	1	100%		87
	La Tuque (Produits Forestiers La Tuque)	1	82%		51
Québec East					
Côte-Nord	*Pointe-aux-Outardes*	2	100%		281
Charlevoix	*Saint-Hilarion*	1	100%		57
	Petit Saguenay (Produits Forestiers Saguenay)	1	77%		33
BRITISH COLUMBIA					
Mackenzie		2	100%		497
INTERCOMPANY TRANSACTIONS					(292)
Total – Sawmills		**20**			**1,931**

Remanufacturing and Engineered Wood Facilities

		Facilities	Ownership	Share of production Capacity (MLf)	Share of production Capacity (MBf)
Lac-Saint-Jean	*Saint-Prime, La Doré*	3	100%		104
	Larouche (Abitibi-LP Engineering Wood Inc.)	1	50%	35	
Charlevoix	*Château-Richer, Manseau*	2	100%		82
Total - Remanufacturing and Engineered Wood Facilities		**6**		**35**	**186**

The Company holds a 45% investment in Société en Commandite Scierie Opitciwan, in Obedjiwan, Québec, which has an annual production capacity of 27 MBf. The Company also has a 43% investment in Gestofor Inc., in Saint-Raymond de Portneuf, Québec, which has an annual production capacity of 34 MBf. The investments in these companies are accounted for using the equity method in the Company's consolidated financial statements. On December 13, 2004, the Company announced the construction of a second engineered wood facility to produce I-joists through a joint venture. The new facility located in the existing Saint-Prime, finger-jointing mill, will have an annual production capacity of 75 million linear feet, with operations set to begin in the fall of 2005.

AT-A-GLANCE HYDRO INFORMATION
As at December 31, 2004

	Manicouagan Power Company (Baie-Comeau)	Star Lake Hydro Partnership (Grand Falls)	Grand Falls	Fort Frances	Kenora	Iroquois Falls	Hydro Saguenay (Alma and Kénogami)	Total
Ownership (%)	60	51	100	100	100	100	100	
Capacity (MW)	326	15	61	27	15	93	145	682
Share of capacity (MW)	196	8	61	27	15	93	145	545
Generation (MWh)	2,845,663	145,466	477,361	175,841	98,554	555,186	999,398	5,297,469
Share of generation (MWh)	1,707,398	74,187	477,361	175,841	98,554	555,186	999,398	4,087,925
Share of generation received (MWh)	667,368	74,187	477,361	175,841	98,554	555,186	999,398	3,047,895
Average power price market reference ($CDN/MWh)								44
Average generation cash cost ($CDN/MWh)								9
Impact on EBITDA (in millions of $CDN)*								109

*The Company also has an investment of 49% in Exploits River Hydro Partnership which generated 152,113 MWh during the year 2004. This investment is accounted for using the equity method. Therefore it has no impact on EBITDA.

During 2004, favorable weather conditions and generally good water flows have resulted in an excellent year for hydroelectric generation. Another reason for the excellent results is the successful completion of the Iroquois Falls power station refurbishment. The project was completed on time and within budget and was fully operational by December 2004. The Company is currently investing at its Hydro Saguenay operation in order to increase the installed capacity by 17 MW.

Management's Discussion and Analysis

Overview and Highlights of 2004

Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, generating sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 17.3 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres in North America and approaching 20,000 Paper Retriever® and paper bank containers.

TABLE 1: VARIANCE SUMMARY
(in millions of dollars)

	2004 $	Fav/(unfav) variance due to: Volume $	Foreign exchange $	Prices $	Costs $	2003 $
Sales	**5,801**	86	(280)	545	–	5,450
Cost of products sold	**4,138**	(68)	58	–	8	4,136
Distribution costs	**631**	(7)	21	–	(58)	587
CVD/AD	**50**	(10)	8	29	–	77
SG&A	**187**	–	1	–	(3)	185
Mill closure elements	**32**	–	–	–	35	67
EBITDA	**763**	1	(192)	574	(18)	398
Amortization (regular)	**618**	–	9	–	9	636
Amortization (other)	**364**	–	–	–	(297)	67
Goodwill impairment	**–**	–	–	–	21	21
Operating profit (loss) from continuing operations	**(219)**	1	(183)	574	(285)	(326)

Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 5.5 million tonnes of newsprint including third parties' volume, over 2.1 million tonnes of value-added groundwood papers and 2.1 billion board feet of lumber.

$36 million loss

In December of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Québec and in Sheldon, Texas.

Abitibi-Consolidated realized a loss of $36 million, or 8 cents a share, in 2004 compared to net earnings of $175 million, or 40 cents a share, in the previous year. The weighted average number of shares outstanding remained constant at 440 million during these periods, while there were 13.9 million of options outstanding at the end of 2004 compared to 13 million at the end of 2003.

The Company's operating loss from continuing operations amounted to $219 million on sales of $5,801 million in 2004, compared to $326 million on sales of $5,450 million in 2003.

The increase in sales is mainly attributable to higher prices in the Company's three business segments, as well as higher sales volume in value-added groundwood papers and wood products segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the newsprint segment.

Cost of products sold was $4,138 million in 2004, compared to $4,136 million in 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar reflected in the costs of the Company's U.S. newsprint mills, lower sales volume in the newsprint segment and lower operating costs. The Company reduced its operating costs in its North American newsprint and value-added groundwood papers operations by improving productivity and operating time through the focused downtime strategy announced at the end of 2003, and reducing input usage. These improvements were partly offset by input price increases, mainly energy and recycled fibre.

Distribution costs were $631 million in 2004, compared to $587 million in 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar and lower sales volume in the newsprint segment.

In 2004, countervailing (CVD) and anti-dumping (AD) expenses were $50 million, compared to $77 million in 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $30 million applicable to 2004 shipments and $32 million to prior years. This reduction was partly offset by the increase in CVD and AD expenses, due to higher lumber prices.

Selling, general and administrative expenses totalled $187 million in 2004, compared to $185 million in 2003. This increase is primarily attributable to an additional year of vesting in the stock-based compensation.

In 2004, the Company recorded mill closure elements for $32 million, mainly related to the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. At the end of 2003, the Company had announced the indefinite idling of the Lufkin, Texas and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.

At the end of 2004, the Company recorded an asset write down of $364 million following the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In 2003, the Company recorded asset write-offs of $67 million with respect to the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.

In the fourth quarter of 2004, the Company performed the required annual goodwill impairment test and found that no impairment exists in its two paper segments. In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar.

TABLE 2: IMPACT OF SPECIFIC ITEMS
(in millions of dollars, except per share amounts)

	2004 **$**	2003 $
Net earnings (loss) as reported	**(36)**	175
(In accordance with GAAP), $ per share	**(0.08)**	0.40
Specific items (after taxes):		
Gain on translation of foreign currencies	**(260)**	(622)
Prior period CVD/AD rates adjustments	**(22)**	–
Gain adjustment (gain) on sale of the Saint-Félicien pulp mill	**(73)**	3
Gain on sale of Voyageur Panel	**(19)**	–
Mill closure elements	**20**	44
Asset write-offs/write down	**235**	42
Goodwill impairment	**–**	21
Alma start-up costs	**4**	–
Income tax adjustments	**(2)**	(36)
Loss excluding specific items	**(153)**	(373)
(Not in accordance with GAAP), $ per share	**(0.35)**	(0.85)

Consequently, an impairment charge of $21 million, representing the total goodwill for the wood products segment, was recorded.

For all of 2004, the Canadian dollar was an average of 8% stronger against the US dollar compared to 2003. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $188 million compared to the previous year.

The improvement of $107 million in operating results from continuing operations is mainly attributable to higher prices in the Company's three business segments, lower CVD and AD related to the estimated revised rates and lower mill closure elements. These factors were partly offset by the effect of a stronger Canadian dollar, a larger asset write down, as well as higher distribution costs.

Financial expenses totalled $388 million in 2004, compared to $389 million in 2003. Lower interest expenses, due to the strength of the Canadian dollar, were totally offset by higher interest rates and higher US dollar debt level in nominal value.

In 2004, the Company recorded an after-tax gain of $260 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $622 million in 2003.

Other expenses (income) in 2004 include a gain of $25 million on the disposal of Voyageur Panel, as described further in the section **Other Noteworthy Events.**

Income tax recovery during the year amounted to $161 million, compared to $151 million in 2003. The Company had recognized a tax recovery of $36 million in 2003, mainly attributable to favourable settlements of certain tax litigation not provided for in previous reporting periods.

Impact of Specific Items

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian generally accepted accounting principles (GAAP) as an indicator of performance.

TABLE 3: PANASIA FINANCIAL HIGHLIGHTS
(in millions of US dollars)

	2004 $	2003 $
Sales (excl. purchased & resold)	**771**	675
EBITDA	**131**	134
Operating profit	**59**	68
Net earnings	**34**	36
Capital expenditures	**199**	62
Total assets	**1,641**	1,375
Long-term debt (net of cash & cash equivalents)	**501**	354

As table 2 indicates, during 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of the Saint-Félicien, Québec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel as well as favourable income tax adjustments of $2 million. On the other hand, the Company recorded a provision for mill closure elements of $20 million after-tax and an asset write down of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon. Also, the Company incurred additional manufacturing costs related to the start-up of the Alma, Québec paper machine of $4 million after-tax.

During 2003, the Company recorded an after-tax gain on translation of foreign currencies of $622 million, an after-tax adjustment of $3 million related to the sale of the Saint-Félicien pulp mill as well as favourable income tax adjustments of $36 million. In the fourth quarter, the Company had also announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $44 million after-tax and the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing asset write-offs of $42 million after-tax. The Company recorded $21 million in goodwill impairment in its wood products segment.

PanAsia Joint Venture

Abitibi-Consolidated owns 50% of PanAsia and, as per Canadian GAAP, consolidates the joint-venture's financial information proportionally. The information in table 3 represents the total activities of the joint-venture and is presented in US dollars.

PanAsia realized net earnings of US$34 million in 2004, compared to US$36 million the previous year. The joint-venture's operating profit amounted to US$59 million on sales of US$771 million in 2004, compared to an operating profit of US$68 million on sales of US$675 million in 2003.

The increase of US$96 million in sales is mainly attributable to higher PanAsia sales volume and higher selling prices mostly in Thailand and in the export markets, partly offset by lower selling prices in Korea. Lower operating profit resulted mainly from higher cost of products sold, mostly due to fibre and energy, lower selling prices in Korea and a weaker US dollar.

On a per tonne basis, the joint-venture's cost of products sold increased by 7% in 2004, compared to the average cost per tonne in 2003. The increase is mainly attributable to higher recycled fibre and energy costs and a weaker US dollar.

Investment in China

On September 10, 2003, PanAsia announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill began in January of 2004, and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. As at the end of the year, the project was 90% completed, on schedule and on budget. Equipment is 95% delivered on site. Mill staffing is almost complete and employees are currently being trained. The newsprint will be produced from 100% recycled fibre. The project represents an investment of approximately US$300 million, without any direct cash contribution from PanAsia's joint-venture partners.

On June 17, 2004, PanAsia acquired from Hebei Longteng Paper Corporation an additional 15% interest in the Hebei joint venture for a consideration of US$15 million, thereby increasing its participation in the joint venture to an 80% interest. This increase by PanAsia of its partnership's interest did not involve any cash infusion from Abitibi-Consolidated.

Dividends

On January 26, 2005, Abitibi-Consolidated's Board of Directors declared a dividend of $0.025 per share payable on March 1, 2005 to shareholders of record as at February 7, 2005.

Dividends paid in 2004 amounted to $55 million compared to $110 million in 2003. In the first quarter of 2004, two dividends payments of $0.025 per share were made as a result of the Company's decision to synchronize announcements of quarterly results and dividend's declaration, with payment to be made within the same quarter.

In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

TABLE 4: OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS
(in millions of dollars)

	2004	2003
Newsprint	**(332)**	(190)
Value-added groundwood papers	**(45)**	(50)
Wood products	**158**	(86)
	(219)	(326)

TABLE 5: NEWSPRINT VARIANCE
(in millions of dollars)

		Fav/(unfav) variance due to:				
	2004 $	Volume $	Foreign exchange $	Prices $	Costs $	2003 $
Sales	**3,205**	(33)	(154)	238	–	3,154
Mill closure elements	**25**	–	–	–	25	50
EBITDA	**410**	(4)	(87)	238	(11)	274
Amortization (regular)	**378**	–	7	–	12	397
Amortization (other)	**364**	–	–	–	(297)	67
Operating profit (loss) from continuing operations	**(332)**	(4)	(80)	238	(296)	(190)

RESULTS OF CONTINUING OPERATIONS

In 2004, earnings before interest, taxes, depreciation and amortization (EBITDA) of $763 million, or 13.2% of sales, were impacted positively by a credit of $32 million, representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, and negatively by a provision of $32 million for mill closure elements related to the permanent closure of the Port-Alfred and Sheldon mills. In 2003, EBITDA was $398 million, or 7.3% of sales and was negatively impacted by $67 million of mill closure elements relating to the idling of the Port-Alfred and Lufkin mills. Operating profit (loss) from continuing operations per business segment for 2004 and 2003 was as presented in table 4.

In 2004, newsprint operating results were negatively impacted by $25 million for mill closure elements and $364 million for asset write down, compared to $50 million for mill closure elements and $67 million for asset write-offs in 2003. Also in 2004, the value-added groundwood papers operating results were negatively impacted by $7 million for mill closure elements and $7 million for the Alma paper machine start-up compared to $17 million of mill closure elements in 2003. The wood products operating results were positively impacted, in 2004, by a credit of $32 million related to the reversal for part of the CVD/AD deposited since May of 2002 up to December of 2003 while 2003 results were negatively impacted by an impairment charge of $21 million.

Newsprint

Operating results

As described further in the section **Other Noteworthy Events,** the Company has included in its newsprint segment 100% of Augusta Newsprint Company's activities since July 1, 2004.

Sales of newsprint were $3,205 million in 2004, compared to $3,154 million in 2003. Operating loss from continuing operations in 2004 was $332 million, or 10.4% of sales compared to $190 million, or 6% of sales in 2003.

The increase in sales is mainly attributable to higher average prices year-over-year, partly offset by a stronger average Canadian dollar compared with the U.S. currency and lower sales volume. The average newsprint realized price rose to $702 per tonne in 2004, an increase of 3% from the previous year, primarily due to price increases in all markets except for Europe, partly offset by the strengthening of the Canadian dollar. The Company's shipments totalled 4,563,000 tonnes compared to 4,611,000 tonnes sold in 2003.

On a per tonne basis, the Company's newsprint cost of products sold in 2004 was $11 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end of 2003 and a stronger Canadian dollar reflected in the costs of the Company's U.S. mills, partly offset by increased costs in recycled fibre and energy.

Operating loss from continuing operations in 2004 is also affected by $389 million of mill closure elements and the asset write down compared to $117 million in 2003.

DISTRIBUTION OF NEWSPRINT SALES:


Canada 8%
United States 50%
Asia 15%
2004
Europe 15%
Other countries 4%
Latin America 8%


Canada 9%
United States 50%
Asia 15%
2003
Europe 16%
Other countries 3%
Latin America 7%

Newsprint market

According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 1.6% in 2004 from 2003 levels. Newspapers Association of America reported that classified advertising expenditure performed strongly on the back of double-digit growth in recruitment spending over the first three quarters of 2004, but was partly offset by slightly weaker retail and national advertising. The average North American operating rate was 96%, compared to 93% in 2003 as a result of the reduction in production capacity. North American imports increased 4.4%, compared to the previous year to 221,000 tonnes, while exports declined by 4% to 2,504,000 tonnes.

North American newsprint production declined 2.4% in 2004 compared to 2003. At the end of 2004, total producers' and customers' newsprint inventories were 20,000 tonnes higher than in December of 2003. The Company continued to employ disciplined inventory management in 2004 in order to match output with its order book, and at year-end, inventories were 21,000 tonnes lower than 2003 year-end, beating the record low levels since the Donohue acquisition in 2000, established in 2002.

In 2003, two price increases were announced in North America and were put into effect on March 1 and August 1. As a result, the 2003 year-end industry published transaction price stood at US$515/tonne, 9.6% above December of 2002. In 2004, again two price increases were announced and were put in effect on February 1 and September 1. As a result, the 2004 year-end industry published transaction price stood at US$570/tonne, 10.7% above December of 2003. In the fourth quarter of 2004, an additional US$35 per tonne price increase was announced to take place March 1, 2005. Newsprint prices in international markets, with the exception of European countries, have increased between 15% and 25% during the year. In 2004, published transaction prices in continental Europe were approximately 5% lower than in 2003.

Management expects that North American consumption could decrease slightly in 2005 compared to 2004. Key risk factors to the Company's consumption expectation include cost-control measures on the part of newspaper publishers, as well as rising interest rates, which may affect key classified and retail advertising categories. Management expects demand in Europe to grow by approximately 2% in 2005 compared to 2004, led by southern countries and some Eastern European economies. Buoyed by the emergence of new publications and dynamic advertising environments, non-Japan Asia and Latin America are expected to record demand growth of around 5% and 4% respectively.

Change in capacity

On January 26, 2005, the Company announced the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon, permanently removing 646,000 tonnes from its production capacity.

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin and Port-Alfred paper mills, as of December 14, 2003, representing a combined annual capacity of 432,000 tonnes of newsprint. The Company also announced the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon, representing a combined annual newsprint capacity of 230,000 tonnes.

On December 11, 2002, the Company announced it would convert the newsprint machine at its mill in Alma to produce the Company-developed **ABI**OFFSET® paper grades. This project permanently removed 170,000 tonnes of annual newsprint capacity.

Since December 2002, the Company has permanently removed 1,046,000 tonnes of newsprint capacity and kept 150,000 tonnes indefinitely idled thereby improving its overall cost structure and better adjusting production to its order book for 2005.

TABLE 6: VALUE-ADDED GROUNDWOOD PAPERS VARIANCE
(in millions of dollars)

	2004 $	Fav/(unfav) variance due to: Volume $	Foreign exchange $	Prices $	Costs $	2003 $
Sales	**1,571**	28	(91)	70	–	1,564
Mill closure elements	**7**	–	–	–	10	17
Alma start-up costs	**7**	–	–	–	(7)	–
EBITDA	**139**	4	(81)	70	15	131
Amortization	**184**	–	2	–	(5)	181
Operating profit (loss) from continuing operations	**(45)**	4	(79)	70	10	(50)

Value-Added Groundwood Papers

Operating results

Sales of value-added groundwood papers were $1,571 million in 2004, compared to $1,564 million in 2003. Operating loss from continuing operations was $45 million, or 2.9% of sales in 2004, compared to $50 million, or 3.2% of sales in 2003.

The increase in sales is mainly attributable to higher average prices year-over-year and higher sales volume, almost totally offset by a stronger average Canadian dollar compared with the U.S. currency. The average realized price for value-added groundwood papers declined 1.3% to $853 per tonne in 2004, compared to the previous year, primarily due to the strengthening of the Canadian dollar, partly offset by price increases in all products. The Company's shipments of value-added groundwood papers totalled 1,842,000 tonnes in 2004, compared to 1,810,000 tonnes in 2003.

On a per tonne basis, the Company's value-added groundwood papers cost of products sold in 2004 was $16 lower than in 2003. This was mainly due to the impact of the focused downtime announced at the end

TABLE 7: SHIPMENTS OF VALUE-ADDED GROUNDWOOD PAPERS
(in thousands of tonnes)

	2004	2003
SC, Soft-Nip papers	**672**	733
ALTERNATIVE® and EQUAL OFFSET® & hi-brite papers	**738**	691
Directory papers	**140**	132
Specialty papers	**204**	185
Total paper	**1,754**	1,741
Market pulp	**88**	69
Total segment	**1,842**	1,810

DISTRIBUTION OF VALUE-ADDED GROUNDWOOD PAPERS SALES:


United States 81%
Canada 10%
2004
Other countries 9%


United States 82%
Canada 10%
2003
Other countries 8%

of 2003, partly offset by increased costs, mainly in pension and other employee future benefits.

Operating loss from continuing operations in 2004 is also affected by $7 million of start-up costs related to the Alma project, as well as $7 million of mill closure elements, compared to $17 million in 2003.

ABICAL® Grades (Supercalendered ("SC") and Soft-Nip)

According to PPPC, North American shipments of glossy grades declined by 2.3% in 2004. Glossy grades are mainly used in the retail inserts, catalogs and magazines. Shipments of the Company's **ABI**CAL® grades decreased by 8.3% compared to 2003 mainly resulting from the indefinite idling of the Lufkin paper mill. According to industry publication, prices for supercalendered (SCA) grades rose by 5.6% on average in 2004 compared to 2003. In 2003, prices were flat for the first half of the year and started to increase to end the year at 6% higher than December 2002. The 2004 year-end industry published transaction price stood at US$730/short ton, 5% above December of 2003, resulting from a price increase put into effect in July of 2004. For all uncoated groundwood grades, average prices in 2004 increased 8.2% compared to 2003.

The Company believes that demand for glossy grades should increase in 2005, driven by an improvement in advertising expenditures and retail sales along with a strengthening economy.

ABIOFFSET® and ABIBRITE® Grades

The Company continues to achieve success through investment in its **ABI**OFFSET® grades, which consist of ALTERNATIVE OFFSET® and EQUAL OFFSET® grades. The Company has started up a new machine at its Alma paper mill producing both grades on a consistent basis in the fourth quarter of 2004, and shipments are ahead of the project start-up curve. Shipments of **ABI**OFFSET® grades have increased by 13% in 2004.

In 2003, according to an industry publication, prices for uncoated freesheet for which **ABI**OFFSET® grades are a substitute, declined through the year to end at 14% lower than December 2002. In 2004, a number of price increases were put in place throughout the year with price ending at US$730/short ton, 27% above December of 2003.

Market outlook

The outlook for 2005 remains positive for all value-added groundwood grades. The Company believes that it will continue to penetrate new markets with its **ABI**OFFSET® grades through its substitution strategy, while it expects that increased advertising expenditure will benefit demand for the hi-brite and glossy grades. The directory market is expected to remain flat following its strong showing in 2004, with no evident threat from electronic substitution.

Change in capacity

On December 10, 2003, the Company announced the continuation of its focused downtime strategy by indefinitely idling the Company's Lufkin paper mill as of December 14, 2003. This represented an annual capacity of 270,000 tonnes of value-added groundwood grades.

On December 11, 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, to produce **ABI**OFFSET® paper. The machine has an annual production capacity of 230,000 tonnes of **ABI**OFFSET® paper.

Wood Products

Lumber dispute

Injury: On August 13, 2004, the North American Free Trade Agreement (NAFTA) panel ruled for the third time that the U.S. International Trade Commission (USITC) determination of threat of injury is not supported by substantial evidence. As a result, on September 10, 2004, the USITC reversed its earlier decisions and issued a negative injury determination. On November 26, 2004, the United States challenged the NAFTA panel's decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel. To date, no extraordinary challenge to a NAFTA panel decision has been successful.

Ordinarily, if the U.S. extraordinary challenge were to fail, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization (WTO) panel ruling against the United States, in which the USITC determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD orders accordingly. On January 10, 2005, industry associations of which the Company is a member filed notice of their intent to appeal from the USITC's new injury determination and its implementation.

The Company believes that the USITC decision responding to the WTO should not affect the outcome of the softwood lumber appeals produced by the NAFTA Panel process. The Company believes that the USITC decisions issued through the NAFTA appeals should govern, not the WTO-related USITC decision. Therefore, the Company believes that if the U.S. extraordinary challenge fails, the Company should be entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future imports into the United States. However, the U.S. Department of Commerce (USDOC) and other U.S. agencies involved appear, through their actions, to be disputing this position. In the event that the U.S. extraordinary challenge is rejected, further litigation also may be necessary to resolve these issues.

Anti-dumping: Both NAFTA and WTO dispute settlement panels questioned methodologies applied by the USDOC in its initial investigation. On July 17, 2003, a NAFTA panel issued its first decision on the AD case, ordering the USDOC to recalculate its determination of duties for individual Canadian companies. The USDOC issued a revised determination on October 15, 2003, which would have lowered the Company's AD deposit rate from 12.44% to 11.85%.

On April 21, 2004, following a second NAFTA decision, the USDOC issued a further revised determination, but no further revisions were made to the Company's revised rate of 11.85%. The USDOC revised determination also has been challenged in NAFTA proceedings, which are still pending. In light of the favourable WTO Appellate Body ruling (see below), the NAFTA panel was asked to reconsider an earlier decision adverse to Canada, on the USDOC practice known as "zeroing", namely not counting "negative" dumping margins in determining overall AD rates. The NAFTA appeal will not affect the Company's deposit rate in light of the first review deposit rate, discussed below.

The WTO panel reviewing the AD matter issued its final report on April 13, 2004. The panel upheld Canada's challenge to the USDOC practice of zeroing but rejected other claims. On May 13, 2004, the United States filed an appeal before the WTO Appellate Body. On May 28, 2004, Canada filed a cross-appeal on two company specific issues, including one specific issue relating to the Company. On August 11, 2004, the WTO Appellate Body ruled in Canada's favour on the zeroing, and also ruled in Canada's favour on the issue affecting the Company, essentially preserving for future administrative reviews the issue of how to allocate the Company's financial expenses to its different business segments. Canada and the U.S. have agreed to a deadline of April 15, 2005 for the U.S. to implement the WTO decision with regards to the zeroing issue. Because the Company's AD deposit rate changed on December 20, 2004 as a result of the first review, discussed below, any changes in the investigation deposit rates resulting from the NAFTA or WTO appeals will have no practical effect as they have been superseded by the new deposit rates determined in the first review.

Countervailing Duties: Both NAFTA and WTO panels found the determination of the USDOC questionable. The NAFTA panel stated that the cross-border stumpage price comparison methodology used to determine the country-wide 18.79% rate was contrary to U.S. law. On January 12, 2004, the USDOC issued a first remand determination, applying a methodology based on log prices within each province for determining whether a benefit was conferred by provincial stumpage programs. The CVD deposit rate was recalculated to 13.23%, which rate would have taken effect once the appeal was concluded. However, this first remand determination was challenged by both Canadian and United States parties. On June 7, 2004, the NAFTA panel issued a decision ordering the USDOC to make further changes in its calculations. On July 30, 2004, the USDOC released a second remand determination, which, if confirmed, would have lowered the Canada-wide CVD rate to 7.82%. The revised 7.82% rate also was challenged before the NAFTA panel. On December 1, 2004, the NAFTA panel found numerous technical elements in the revised USDOC calculations to be flawed, and ordered USDOC to make new corrections. On January 24, 2005, the USDOC released its third remand determination, with a country-wide rate of 1.88%. Further challenges to this calculation are likely, as the USDOC did not comply with all of the panel's instructions. If corrections result in a subsidy rate below 1.00 percent, under U.S. law, such a low rate is considered to be a *de minimis* level, and would result in the case being dismissed.

For the same reasons as in the AD case, assuming the subsidy rate remains above 1.00 percent, the precise rate as determined in the appeal of the original investigations no longer is of any practical significance to the Company, as it will have been superseded as of December 20, 2004 by the new deposit rate determined in the first review in the CVD case, discussed below.

In the WTO litigation, on January 19, 2004, the WTO Appellate Body reviewing the CVD case ruled that the USDOC's benefit measurement methodology only could be used in certain limited circumstances, casting doubt on the USDOC's decision. However, the Appellate Body said it did not have sufficient information to rule specifically on the appropriateness or specifics of the USDOC's calculations in this case.

Reviews: The original AD and CVD investigations only determine the rates for initial deposits of estimated AD and CVD. The actual amounts of duties owed are determined retrospectively, through administrative reviews, in which USDOC annually reviews pricing and subsidies on exports to the U.S. occurring after the original investigations. This system permits the provincial governments and the Company opportunities to adjust behaviour to reduce or eliminate subsidies and/or dumping.

The USDOC thus determines updated AD and CVD rates annually, in a review, which provides the basis for the actual assessment of duties on goods entered into the United States during the period covered by the review. The USDOC also updates the cash deposit rates as from the date of formal publication of the final results of the review. If the amounts deposited as estimated duties exceed the amounts assessed as final duties in an annual review period, the Company is entitled to a refund of the difference, with interest. If, on the other hand, the amounts deposited are insufficient to cover the duties actually assessed, the Company will owe the difference, with interest. Each case – AD and CVD – is treated separately for these purposes. In the event that any party appeals from the final results of a review, either to a NAFTA panel or to the U.S. federal court, the new deposit rates take immediate effect, but duty refunds are not processed, and bills for additional duties owed are not sent, until the appeal process is finally concluded.

On December 20, 2004, USDOC published its final results for the first administrative AD review, covering the period of May 22, 2002 through April 30, 2003, and for the first administrative CVD review covering May 22, 2002 through March 31, 2003. Based on these reviews, the Company's new AD deposit rate is 3.12% and the new, industry-wide CVD rate is 17.18%.

The second annual review proceeding, which will cover the period of May 1, 2003 through April 30, 2004 for the AD case and April 1, 2003 through March 31, 2004 for the CVD case, was initiated on June 30, 2004. USDOC's preliminary determinations are expected around May 31, 2005. Assuming that the USITC related appeals do not end the case and result in a return of all cash deposits, these reviews will result in changes to the duty deposit rate for future entries around December 2005, and will determine the duty assessment rates (and the amounts of refunds to be received or additional duties owed by the Company) for exports to the United States during the periods covered by the reviews.

As a result of these rates changes, the Company recognized in 2004, a credit of $32 million of which $18 million covers the first review period and $14 million covers the second review period up to December 2003. Also, in 2004, Abitibi-Consolidated expensed $82 million for CVD and AD based on the new rates determined in the first administrative reviews.

Future Appeals: The Company has filed notice that it will appeal the results of the AD first review, as has the U.S. industry and other Canadian parties. The Company expects that the Government of Canada and certain provinces also will appeal the results of the CVD first review. Through these appeals, and other litigation noted above, the Company will continue to pursue the termination of both the AD and CVD orders, and a full refund of all deposits of estimated duties paid. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute, no duties will be finally assessed, and the Company will not receive refunds of the excess of deposits paid and duties assessed in the reviews.

TABLE 8: WOOD PRODUCTS VARIANCE
(in millions of dollars)

		Fav/(unfav) variance due to:				
	2004 $	Volume $	Foreign exchange $	Prices $	Costs $	2003 $
Sales	**1,025**	91	(35)	237	–	732
CVD/AD	**50**	(10)	8	29	–	77
EBITDA	**214**	1	(24)	266	(22)	(7)
Amortization	**56**	–	–	–	2	58
Goodwill impairment	**–**	–	–	–	21	21
Operating profit (loss) from continuing operations	**158**	1	(24)	266	1	(86)

Operating results

Sales of wood products rose to $1,025 million in 2004, compared to $732 million in 2003. Operating profit from continuing operations was $158 million, or 15.4% of sales in 2004, compared to an operating loss from continuing operations of $86 million, or 11.7% of sales in 2003.

The increase in sales is mainly attributable to higher average US dollar transaction prices year-over-year and higher sales volume, partly offset by a stronger average Canadian dollar. The average realized price for wood products increased to $473 per thousand board feet in 2004, compared to $379 per thousand board feet in 2003. The Company's shipments totalled 2,169 million board feet in 2004, compared to 1,930 million board feet in 2003.

On a per thousand boardfeet basis, the Company's cost of goods sold in 2004 was $6 higher than in 2003. This was mainly due to increased sales of higher cost value-added products and increases in fuel and cutting rights costs, partly offset by lower lumber manufacturing cost mostly attributable to higher productivity and lower use of input material.

The Company has expensed an amount of $50 million for CVD/AD in 2004, compared to $77 million in 2003. The amount expensed in 2004 is estimated based on the revised rates determined in December of 2004 applied to the entire year and an additional credit of $32 million applying these revised rates to prior years.

In the fourth quarter of 2003, the Company performed the required annual goodwill impairment test and found that impairment did exist in its wood products segment, mainly due to market conditions and a stronger Canadian dollar. Consequently, an impairment charge of $21 million representing the total goodwill for the wood products segment was recorded.

Engineered Wood

On December 13, 2004, Abitibi-LP Engineered Wood Inc. (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, announced the construction of its second engineered wood facility to produce I-joists. The new facility will be an expansion of Abitibi-Consolidated's Saint-Prime, Québec mill, and constitutes an investment of approximately $13 million in the existing mill. Annual production capacity will be 75 million linear feet, with operations set to begin in the fall of 2005. The project will create approximately 40 new jobs, in addition to the existing 125 in the mill. With this new facility, Abitibi-LP will become the largest manufacturer of solid sawn I-joists in North America.

In 2003, Abitibi-LP started its first production site of solid-sawn flooring I-joists in Larouche, Québec. The annual production capacity of the mill stands at 70 million linear feet.

Lumber market

Demand in United States remained strong throughout the year with housing starts remaining above an annualized rate of 1.8 million units for each month of 2004, and reaching an annualized rate of 2.004 million units in December 2004. Demand in Canada continued to be very strong as well, with housing starts remaining above an annualized rate of 200,000 units for most of the year for the second consecutive year. In Japan, housing starts for the Company's 2" x 4" "J grade" products, sold through Canadian distributors, increased by approximately 7% in 2004, the highest level since 1996.

In 2004, published lumber prices (f.o.b. Great Lakes) in North America increased on average by 26% for 2" x 4" Stud and 34% for 2" x 4" Random Length compared to the 2003 average mainly due to the steady, healthy demand in North America caused by high activity levels in the new home construction as well as the repair and remodelling business. Prices were also influenced by the reduction of imports from non-Canadian sources due to the weakening US dollar. Pricing in Japan increased by 25% in 2004, compared to 2003, mainly driven by high housing starts and increased pricing pressure in North America.

The Company expects housing starts to remain high in 2005, but to be slightly lower than the previous year due to the historically high levels of 2004.

TABLE 9: FOURTH QUARTER VARIANCE SUMMARY
(in millions of dollars)

	Fourth Quarter 2004 $	Fav/(unfav) variance due to: Volume $	Foreign exchange $	Prices $	Costs $	Fourth Quarter 2003 $
Sales	**1,479**	45	(93)	155	–	1,372
Cost of products sold	**1,085**	(36)	16	–	(5)	1,060
Distribution costs	**171**	(5)	6	–	(26)	146
CVD/AD	**(40)**	(3)	2	59	–	18
SG&A	**46**	–	1	–	–	47
Mill closure elements	**33**	–	–	–	34	67
EBITDA	**184**	1	(68)	214	3	34
Amortization (regular)	**155**	–	1	–	1	157
Amortization (other)	**364**	–	–	–	(297)	67
Goodwill impairment	**–**	–	–	–	21	21
Operating profit (loss) from continuing operations	**(335)**	1	(67)	214	(272)	(211)

DISTRIBUTION OF WOOD PRODUCTS SALES:


Canada 40%
2004
United States 60%


Canada 42%
2003
United States 58%

Fourth Quarter Analysis

In the fourth quarter of 2004, the Company recorded a provision for mill closure elements of $33 million and an asset write down of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and in Sheldon.

As a result, Abitibi-Consolidated reported a loss of $108 million, or 24 cents a share, in the fourth quarter ended December 31, 2004 compared to a loss of $81 million, or 18 cents a share, in the same quarter of 2003. The weighted average number of shares outstanding has remained constant at 440 million since the beginning of 2003.

TABLE 10: SUMMARY OF QUARTERLY RESULTS

(in millions of dollars, except per share amounts)

	2004				2003			
	Q-4 $	Q-3 $	Q-2 $	Q-1 $	Q-4 $	Q-3 $	Q-2 $	Q-1 $
Sales	**1,479**	**1,528**	**1,439**	**1,355**	1,372	1,340	1,386	1,352
Operating profit (loss) from continuing operations	**(335)**	**82**	**51**	**(17)**	(211)	(32)	(47)	(36)
Earnings (loss) from continuing operations	**(108)**	**182**	**(79)**	**(106)**	(78)	(70)	146	180
Earnings (loss) from continuing operations per share	**(0.24)**	**0.41**	**(0.18)**	**(0.24)**	(0.18)	(0.16)	0.33	0.41
Net earnings (loss)	**(108)**	**182**	**(79)**	**(31)**	(81)	(70)	146	180
Net earnings (loss) per share	**(0.24)**	**0.41**	**(0.18)**	**(0.07)**	(0.18)	(0.16)	0.33	0.41

Sales were $1,479 million in the fourth quarter of 2004, compared to $1,372 million in the fourth quarter of 2003. The increase in sales was mainly due to higher prices in the Company's three business segments, higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.

Cost of products sold were $1,085 million in the fourth quarter of 2004 compared to $1,060 million in the fourth quarter of 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments partly offset by the strength of the Canadian dollar, reflected in the costs of the Company's U.S. newsprint mills.

Distribution costs were $171 million in the fourth quarter of 2004, compared to $146 million in the fourth quarter of 2003. The increase was mainly due to additional fuel charges, the new U.S. regulation restricting the trucking hours and higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar.

In the fourth quarter of 2004, CVD and AD expenses were a credit of $40 million compared to an expense of $18 million in the fourth quarter of 2003. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD revised rates. This receivable is composed of $5 million applicable to the fourth quarter of 2004 shipments and $57 million to prior periods.

Mill closure elements totalled $33 million in the fourth quarter of 2004, as a result of the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company announced the indefinite idling of the Lufkin and Port-Alfred paper mills, resulting in a provision for mill closure elements of $67 million.

Total amortization increased to $519 million, mainly due to an asset write down of $364 million taken in December of 2004, with respect to the permanent closure of the Port-Alfred and Sheldon paper mills. In the fourth quarter of 2003, the Company recorded asset write-offs of $67 million following the permanent closure of two previously idled paper machines, one in Port-Alfred and one in Sheldon.

Comparing the fourth quarter of 2004 to the same period in 2003, the Canadian dollar was an average of 8% stronger against the US dollar. The Company estimates that this had an unfavourable impact of approximately $67 million on its operating results compared to the same period last year.

The Company recorded an operating loss from continuing operations of $335 million during the quarter, compared to $211 million for the fourth quarter of 2003. Lower operating results from continuing operations in the fourth quarter of 2004 resulted mainly from an increase in machine or mill closure-related costs of $263 million, the stronger Canadian dollar and higher distribution costs. These factors were partially offset by higher prices in the Company's three business segments and a credit related to the lumber CVD and AD revised rates discussed above. Also, in the fourth quarter of 2003, the Company had recorded a charge of $21 million for goodwill impairment in the wood products segment.

The Company recorded in the quarter an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its US dollar debt, compared to $130 million in the same quarter in 2003.

For a more extensive analysis of the quarter, please refer to the fourth quarter 2004 Management's Discussion and Analysis (MD&A) dated January 26, 2005.

Summary of Quarterly Results

On a quarterly basis, sales were positively impacted by price increases in the Company's three segments. This was partly offset by the strength of the Canadian dollar compared to the U.S. currency, going from an average of US$0.662 in the first quarter of 2003 to US$0.76 in the fourth quarter of 2003 and to

US$0.819 in the fourth quarter of 2004, which represents a 24% strengthening of the Canadian dollar from the first quarter of 2003 to the fourth quarter of 2004.

The Company's operating results from continuing operations trended positively over the period, mainly because of price increases partly offset by the strength of the Canadian dollar compared to the U.S. currency. In the fourth quarter of 2004, operating results were negatively impacted by $33 million for mill closure elements and $364 million for asset write down, partly offset by the CVD/AD credit of $57 million from prior periods. In the fourth quarter of 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and $21 million for goodwill impairment.

Other than the elements mentioned above, the major element that affected the Company's net results is the loss (gain) on translation of foreign currencies, mainly due to the variation (weakening/strengthening) of the Canadian dollar compared to the U.S. currency and its impact on the Company's debt denominated in US dollar.

The weighted average number of shares outstanding remained constant at 440 million during these periods.

FINANCIAL POSITION AND LIQUIDITY

The Company's cash and cash equivalents at the end of 2004 amounted to $135 million, an increase of $82 million, compared to $53 million at the end of 2003. In 2004, Abitibi-Consolidated generated $66 million of cash from continuing operating activities and $239 million of cash from financing activities of continuing operations, while it used $218 million of cash for investing activities of continuing operations. The major cash contribution during 2004 came from operating results of continuing activities.

Continuing operating activities

Cash generated from continuing operating activities totalled $66 million in 2004, compared to $61 million in 2003. The slight increase in cash generated by operating activities was mainly due to the increase in operating results from continuing activities, excluding the non-cash items, partly offset by the increase of $152 million in non-cash operating working capital in 2004, compared to a reduction of $158 million in 2003. The increase in non-cash operating working capital in 2004 is mainly due to an increase in accounts receivable, following a reduction in the use of the securitization program and a reduction of accounts payable and accrued liabilities, partly offset by a reduction of inventories.

Financing activities of continuing operations

Cash generated from financing activities of continuing operations totalled $239 million in 2004, compared to $179 million in 2003. The increase of cash generated was mainly due to the increase of long-term US dollar debt in 2004, compared to 2003 and the reduction of dividends paid.

Long-term debt, including the current portion, amounted to $4,934 million at December 31, 2004, representing a ratio of net debt to total capitalization of 0.628, compared to $4,958 million and a ratio of 0.618 at December 31, 2003. The decrease in long-term debt is mainly due to the positive impact of the strengthening year-end Canadian dollar on US dollar denominated debt. This reduction is partly offset by the reduction of $63 million in the use of the securitization program, the increase in PanAsia's long-term debt related to the Hebei project and the consolidation of 100% of Augusta Newsprint Company as described further in the section **Other Noteworthy Events.** The increase in the current portion of the long-term debt from $317 million at the end of 2003 to $594 million as at December 31, 2004, is mainly attributable to the 8.30% notes coming due on August 1, 2005. At December 31, 2004, the available liquidities under the Company's banking credit facility were $737 million, excluding cash of $135 million.

On June 15, 2004, the Company issued, through a private placement, US$200 million of floating-rate notes due in 2011, and US$200 million of 7.75% notes due in 2011. The notes have been issued by Abitibi-Consolidated Company of Canada, and are unconditionally guaranteed by Abitibi-Consolidated Inc. The net proceeds from the offering were used to reduce outstanding debt under the Company's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, which became a wholly-owned subsidiary of Abitibi-Consolidated, and for general corporate purposes. Also, the Company's lenders extended the maturity of its revolving credit facility from June 30, 2005 to June 30, 2006. The applicable covenants include a net funded debt to capitalization ratio and an interest coverage ratio as shown in table 11. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis. For the twelve-month period ended December 31, 2004, the interest coverage ratio was 2.1x while the net funded debt to capitalization ratio amounted to 65.8% as at December 31, 2004.

TABLE 11: COVENANTS

Debt to Equity Ratio:	
Net Funded Debt to Capitalization	70% or lower
Interest Coverage Ratio (on a trailing 12-month basis):	
1.25x or more	For the fourth quarter of 2004
1.50x or more	For the year of 2005
1.75x or more	Until June 30, 2006 (Maturity)

On June 18, 2003, Abitibi-Consolidated issued US$150 million of 5.25% notes due in 2008 and US$350 million of 6% notes due 2013. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities.

On February 20, 2004, Moody's lowered its rating of the Company's debt instrument from Ba1 with a stable outlook, to Ba2 with a negative outlook. On March 4, 2004, Standard & Poor's also lowered its rating from BB+ with a negative outlook, to BB with a negative outlook. On October 1, 2004, DBRS confirmed its rating of the Company's debt instrument at BB (high) with the trend changed to negative from stable. On October 19, 2004, Moody's lowered its rating of the Company's debt instruments from Ba2 with a negative outlook, to Ba3 with a negative outlook. On December 20, 2004, Standard & Poor's lowered its rating of the Company's debt instruments from BB with a negative outlook, to BB- with a negative outlook. The Company does not expect in the short term a significant increase in its interest expense as a result of these rating changes.

Investing activities of continuing operations

The Company used $218 million of cash for investing activities of continuing operations in 2004, compared to $312 million in 2003. In 2004, Abitibi-Consolidated used $385 million for capital expenditures compared to $262 million in 2003. Also in 2004, the Company generated $112 million from the sale of its remaining 25% interest in the Saint-Félicien mill and $57 million from the sale of its interest in Voyageur Panel.

The Company spent $385 million on capital expenditures in 2004, compared to $262 million in 2003. Construction payables included in capital expenditures decreased by $20 million in 2004, compared to an increase of $21 million in 2003, mainly due to the Alma conversion and the modernization of hydroelectric generating facilities at Iroquois Falls, Ontario. Major projects included the Hebei project ($106 million in 2004 and $10 million in 2003), the Alma conversion ($116 million in 2004 and $87 million in 2003) and the modernization of the hydroelectric generating facilities at Iroquois Falls ($32 million). The Hebei project remains on schedule, being 90% complete at the end of the year. The project cost is also on budget. The Alma conversion project is completed and is within the $30 million supplement to the original budget. The modernization of the Iroquois Falls hydroelectric facilities to produce an additional 13 megawatts, was completed in the last quarter of 2004, as scheduled and on budget. The remainder of the capital expenditures was mainly related to asset maintenance.

The Company intends to limit its capital expenditure program in 2005 below $300 million, excluding its share of the capital expenditures of the PanAsia joint venture, and to continue to apply free cash flows towards the reduction of debt.

2003 compared to 2002

Sales totalled $5,450 million in 2003, compared to $5,739 million in 2002. The Company's decrease in sales is mainly attributable to a stronger Canadian dollar compared to the U.S. currency and lower selling prices for value-added groundwood papers. These factors were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.

Net earnings from continuing operations amounted to $178 million in 2003, or $0.40 per share, compared to a loss from continuing operations of $49 million in 2002, or $0.11 per share. The improvement of $227 million in earnings from continuing operations resulted mainly from a gain of $741 million on translation of foreign currencies, compared to $54 million in 2002 and by lower financial expenses of $55 million, partly offset by lower operating results from continuing operations of $506 million.

Lower operating results from continuing operations resulted mainly from the effect of a stronger Canadian dollar for an amount of $161 million, the provision for mill closure elements and asset write-offs totalling $134 million announced on December 10, 2003 and lower selling prices for value-added groundwood papers. Also, the Company incurred $51 million more in CVD and AD in 2003 than in 2002. Furthermore, the Company recognized in the fourth quarter a goodwill impairment of $21 million related to its wood products segment. These elements were partly offset by higher prices for newsprint as well as higher sales volume in value-added groundwood papers and wood products segments.

The Company posted net earnings of $175 million in 2003, or $0.40 per share, compared to $257 million in 2002, or $0.58 per share. In 2002, the Company sold 75% of its Saint-Félicien pulp mill and realized an after-tax gain of $293 million.

The Company's cash and cash equivalents at the end of 2003 amounted to $53 million, a reduction of $93 million compared to $146 million at the end of 2002. In 2003, Abitibi-Consolidated generated $61 million of cash from continuing operating activities and $179 million of cash from financing activities of continuing operations, while it used $312 million of cash for investing activities of continuing operations. In 2003, there was no major cash transaction other than cash from operations, debt increase, payment of dividends and capital expenditures.

SELECTED ANNUAL INFORMATION

Sales were negatively impacted in 2003, compared to 2002 mainly by lower average prices in almost all segments of the Company. In 2004, the positive impact of price increases in the Company's three segments was partly offset by the strength of the Canadian dollar. The impact of a strengthening Canadian dollar compared to the U.S. currency contributed negatively to the trend, going from an average of US$0.637 in 2002 to US$0.769 in 2004.

The Company's operating profit from continuing operations turned to a loss position in 2003 mainly because of the strength of the Canadian dollar compared to the U.S. currency. In 2004, operating results were negatively impacted by $32 million for mill closure elements and $364 million for asset write down, partly offset by $32 million credit related to CVD/AD estimated revised rates applicable to prior years. In 2003, operating results were negatively impacted by $67 million for mill closure elements, $67 million for asset write-offs and goodwill impairment of $21 million.

Other than the elements mentioned above, the major factor that affected the Company's net earnings is the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its impact on the Company's debt denominated in US dollar.

The downward trend in the total assets and total long-term liabilities is mainly caused by the strengthening of the Canadian dollar compared to the U.S. currency going from a rate of US$0.634 at the end of 2002 to US$0.771 at the end of 2003 and to US$0.832 at the end of 2004. The asset write down of $364 million in 2004 and asset write-offs of $67 million in 2003 also contributed to the downward trend in total assets.

The weighted average number of shares outstanding remained constant at 440 million during these periods.

TABLE 12: SELECTED ANNUAL INFORMATION
(in millions of dollars, except per share amounts)

	2004 $	2003 $	2002 $
Sales	**5,801**	5,450	5,739
Operating profit (loss) from continuing operations	**(219)**	(326)	180
Earnings (loss) from continuing operations	**(111)**	178	(49)
Earnings (loss) from continuing operations per share	**(0.25)**	0.40	(0.11)
Net earnings (loss)	**(36)**	175	257
Net earnings (loss) per share	**(0.08)**	0.40	0.58
Total assets	**9,787**	10,241	11,156
Total long-term liabilities	**5,389**	5,717	6,541
Dividends declared per share	**0.100**	0.175	0.400
Exchange rates (CDN$1= US$):			
Closing exchange rate at year-end	**0.832**	0.771	0.634
Average noon rate for the year	**0.769**	0.714	0.637

In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

OTHER NOTEWORTHY EVENTS

On January 26, 2005, the Company announced an in-depth operations' review, whose goals are to achieve cost and productivity improvements as well as other profit improvement initiatives. This plan will be implemented over the next quarters and should deliver its full benefit by the end of 2006.

On July 7, 2004, Abitibi-Consolidated and the Communications, Energy and Paperworkers Union of Canada (CEP) reached a tentative five-year labour agreement that will serve as the pattern for contract talks for 30,000 pulp and paper employees in eastern Canada. This agreement, covering approximately 4,000 workers in 12 mills of the Company's newsprint and value-added groundwood papers divisions, is retroactive to May 1, 2004. It provides for wage increases totalling 11% over its term and provides for certain improvements in group-benefit plans. The agreement settles benefits on pension plans for the next ten years, increasing the Company's obligation by approximately $95 million. On July 16, 2004, all CEP union locals of the mills involved in the negotiation ratified the agreement.

On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtained control. As a result, since July 1, 2004, the Company's consolidated financial statements include ANC's complete financial results, assets and liabilities, and show as a non-controlling interest the partner's 47.5% share in the subsidiary.

On June 2, 2004, the Company exercised its option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest for $12 million allocated in property, plant and equipment. At the beginning of 2003, the option became exercisable and in accordance with GAAP, the Company began to include the Alabama joint-venture's complete financial results, assets and liabilities in its consolidated financial statements.

On May 19, 2004, the Company sold its interest in Voyageur Panel for net proceeds of US$41 million, plus as much as US$2 million, to be paid in 2005 based on oriented strand board (OSB) prices between closing and year-end. Voyageur Panel was an OSB joint venture between Boise Cascade Corporation (47%), Abitibi-Consolidated (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

On February 27, 2004, Abitibi-Consolidated sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. Net proceeds of $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result, Abitibi-Consolidated no longer has an interest in SFK GP.

On January 15, 2004, the Company announced that its Québec-West Woodlands Division has received certification under the Sustainable Forest Management (SFM) Standard of the Canadian Standards Association (CSA). This registration certifies 1.6 million hectares of public forestlands in Québec.

RISKS AND UNCERTAINTIES

Global markets and Competition

The Company competes in North American and overseas export markets with numerous forest products companies, some of which have greater financial resources than the Company does. There has been an increasing trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing, and financial resources for marketing, investment and expansion than Abitibi-Consolidated does. The Company's lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated's customers. With fewer customers in the market for the Company's products, the strength of its negotiation position with these customers could be weakened.

Newsprint sales in North America represent 32% of the Company's total sales. The Company assesses the North American newsprint market to be a mature-market. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 600,000 tonnes in three years or an average of 1.7% annually. Concurrently, North American newsprint production capacity has declined by 2,409,000 tonnes or 15% since 2000. The Company is now of the view that the 11% demand reduction observed in 2001 constituted a step change, such a reduction being permanent rather than cyclical. As a result of its assessment of the newsprint market on January 26, the Company announced the permanent closure and the write down of its Sheldon and Port-Alfred newsprint mills, as well as an in-depth review of its operations.

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Continued difficult economic conditions in 2004 limited the North American growth in advertising spending and newsprint consumption.

Paper prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.

The Company expects a moderate improvement in the general market environment for newsprint and value-added groundwood papers in 2005, arising from a continued economic recovery in North America and in Europe, combined with the reduction of newsprint capacity in North America.

Fibre Supply

Fibre represents the Company's major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (woodchips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 89% of the Company's Canadian pulp and paper mills requirements in virgin fibre.

On December 14, 2004, the Commission for the study of public forest management in Québec tabled its final report. The mandate of this commission was to examine the Québec forest regime and the state of the forest on public land. The report of the Commission includes several recommendations dealing with practically all aspects of the Québec forest regime. The report may result in temporary reductions in the volumes harvested on public land. In the coming weeks, the minister for Forests, Wildlife and Parks should give indications regarding what actions the government intends to take following this report.

Virgin fibre in the United States is obtained through the Company's private timberlands and long-term supply contracts.

The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network, excluding PanAsia, accounts for 39% of its recycled fibre needs.

The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its wood products, paper and pulp production requirements.

Energy

In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules, the Company, excluding PanAsia, self-generates approximately 39% of the steam and power required in its paper mills. Another 26% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 35%, the Company is exposed to the fluctuations of energy commodities prices. In North America, during 2004, prices for natural gas and bunker "C" oil were relatively flat compared to 2003 and natural gas prices in the UK were up 20% compared to last year.

In 2004, electricity prices increased between 4% and 19% in main regulated jurisdictions where the Company has operations. In Ontario, electricity prices were on average 8% lower than 2003, mainly due to additional available generation and the cool temperatures observed during the summer of 2004. The Ontario government has announced further changes for the Ontario electricity market. The main result of these changes is that a larger portion of the Company's consumption will be at a fixed price and that price could increase over time.

In 2004, the Company continued to implement its corporate energy policy in order to reduce the risk associated with energy commodities prices. However, the lack of liquidity for certain commodities did not allow the Company to fully implement the policy.

The Company's ability to continue to internally generate hydroelectric power is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.

Softwood Lumber Dispute

Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted CVD/AD investigations. In 2002, "final determinations" were issued by the U.S. government and duties have been imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD, calculated on the sales of the Company's lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry-based CVD and Abitibi-Consolidated specific AD deposit rates from 18.79% to 17.18% and from 12.44% to 3.12% respectively. Both the Company and various other parties have indicated that they intend to appeal both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative reviews become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through to April 30, 2003 for the AD case and from May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first review provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.

As a result of these rate changes, the Company recognized in December of 2004, an amount receivable of $62 million of which $18 million covers the first review period, $23 million covers the second review period and $21 million covers part of the third review period up to December 2004. The portion of this account receivable relating to CVD was $10 million in total and by period $3 million, $4 million and $3 million respectively. The Company believes that the AD and CVD rates determined in the first reviews reflect the best current estimates of its ultimate duty liability, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury. For exports occurring during the first administrative review periods, the rates mentioned in the previous paragraph are those determined by the USDOC. The first review results are consistent with the Company's preliminary calculations of its potential AD liability for the second and third periods, based on the methodologies the USDOC applied in the first review. The Company does not believe the AD rate for this first period is likely to increase as a result of appeals. The Company's assessment of the ultimate CVD liability is more uncertain, because it is unclear what methodology for measuring a subsidy will result from the appeals process. At this time, the Company has no basis for estimating its ultimate CVD liability for periods two and three other than to use the rate the USDOC has recently determined. The Company believes that the rate determined by the USDOC in its first period review better reflects its likely maximum duty liability, rather than the deposit rates in effect on the date of export and as originally expensed. The USDOC applied different methodologies for measuring the amount of subsidy benefit in the first period review than it applied in the original investigation, and thus, the amended first period rate more accurately reflects the USDOC's current approach. The Company notes however, that the USDOC has not yet made preliminary or final determinations in the second period review, and has not yet initiated a third period review, and thus the Company's ultimate duty liability for these periods, if any, remains uncertain.

As a company with global manufacturing operations, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.

Based on normal shipment patterns and anticipated prices, the impact of every 1% increase or decrease in CVD/AD, represents a change of approximately $2.3 million to net earnings annually.

Environment

The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable significant capital expenditure in 2005 will be some modifications to its air emission equipment at the Grand Falls and Stephenville, Newfoundland mills.

The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company's paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations, except for recent acquisitions.

The Company has implemented a certification process of its Environmental Management System, under the International Standards Organization (ISO) for its pulp and paper mills, sawmills, and woodlands operations. At the end of 2004, all the Company's operations were certified ISO 14001, except for recent acquisitions.

With respect to the Company's commitment to obtain the sustainable forest management certification for its North American operations by the end of 2005, the progress made to date is within expectations. The Company also made progress in 2004 on the high-conservation value-forests project defined under the 2003 agreement with World Wildlife Fund.

TABLE 13: SENSITIVITY ANALYSIS
(in millions of dollars, except per share amounts)

Based on budgeted volumes, prices, exchange rates and financial hedges in place as at December 31, 2004

	Impact on		
	Pre-tax earnings $	Net earnings $	Net earnings per share $
US$25 change in transaction price – per unit			
Newsprint (1)	152	103	0.23
Value-added groundwood papers (1)	60	41	0.09
Wood products (2)	65	44	0.10
Foreign exchange (3)			
US$0.01 change in relative value to the Canadian dollar			
Cash impact	30	21	0.05
Non-cash impact	59	47	0.11

(1) Per tonne
(2) Per thousand board feet
(3) Non-cash impact mainly attributable to translation of foreign currencies affects earnings the opposite way as to cash impact

Foreign Exchange

The Company's principal paper markets are outside Canada and therefore exposure to the US dollar is a risk to its business. Approximately 77% of revenues and 14% of manufacturing costs of North American operations are in US dollars. The US dollar exposure may therefore cause volatility in the Company's cash flows, earnings and debt.

The Company's foreign exchange program includes partial hedging of US dollar and other currencies cash flows. The Company also borrows most of its long-term debt in US dollars and this debt constitutes an effective partial economic hedge on future US dollar cash flows.

Pension funds

Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the section **Critical Accounting Policies and Estimates,** in 2005, Abitibi-Consolidated will make a contribution of approximately $75 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of its defined benefit pension plans, as required by law. Over time, the Company will continue to make contributions until its pension plans' funding legal obligations are satisfied.

Changes in banking and capital markets and changes in interest rates

Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating-rate debt, and in determining the interest rate of any new debt issues.

PRICE AND EXCHANGE RATE SENSITIVITY

The Company's pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices and foreign exchange to the extent shown in table 13.

TABLE 14. PRODUCTION CAPACITY

Newsprint [1]	5,060	Thousand tonnes
Value-added groundwood papers [1]	2,123	Thousand tonnes
Market pulp	87	Thousand tonnes
Lumber and other wood products	2,117	Million board feet
I-joists	35	Million linear feet

(1) Includes currently idled capacity

OUTLOOK

The Company is a major global leader in newsprint and value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.

After giving effect to machine start-ups, closures and conversions completed in 2004 and those announced for 2005, the Company's production capacity, for 2005, is as presented in table 14.

The Company believes, considering economists' forecasts for growth in the U.S. economy during the year, that North American newsprint markets could decrease slightly in 2005.

The Company expects the market for value-added groundwood papers will continue to improve, as advertising expenditures and retail sales continue to recover in 2005 along with the economy.

The Company intends to limit its capital expenditures program in 2005 at below $300 million, excluding its portion of the capital expenditures of the PanAsia joint venture. The Company also intends to apply free cash flows toward the reduction of long-term debt.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed above under the section **Risk and Uncertainties** and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 27 of the consolidated financial statements.

Foreign exchange

The Company can use various financial instruments such as US dollar forwards as well as US dollar and Euro zero cost option tunnels, to reduce its exposure to foreign currency exchange risk. The Company's sales, excluding PanAsia, denominated in US dollar and Euro represent 74% and 6% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.

Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

Interest rate

At year-end, 68% of the Company's recourse debt was at fixed rates taking into account interest rate swap agreements. The interest rate contracts are only for a portion of the Company's bond portfolio and mature in the years 2005 through 2011.

Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.

Credit risk

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the

TABLE 15: SUMMARY OF CONTRACTUAL OBLIGATIONS
(in millions of dollars, as at December 31, 2004)

		Total commitments by period				
	Total commitments $	Within 1 year $	1 – 3 year $	4 – 5 year $	After 5 year $	Non-recourse $
Long-term debt	4,934	594	745	857	2,738	398
Operating leases	60	21	28	8	3	3
Purchase obligations	34	34	–	–	–	34
Total contractual obligations	**5,028**	**649**	**773**	**865**	**2,741**	**435**

TABLE 16: TRANSACTIONS WITH RELATED PARTIES
(in millions of dollars, as at December 31)

	2004 $	2003 $
Value of fibre supplied to SFK GP	**14**	92
Purchases of market pulp	**3**	25
Account receivable from SFK GP	**–**	2

newspaper publishing, commercial printing, advertising and paper converting as well as lumber wholesaling and retailing businesses.

The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

CONTRACTUAL OBLIGATIONS

The Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company's consolidated balance sheets, are described in Note 28 of the consolidated financial statements.

Table 15 represents contractual agreements that are enforceable and are legally binding on the Company. Consequently, all recourse and non-recourse obligations to the Company have been included in the total commitments. The non-recourse information is also shown separately.

Abitibi-Consolidated has long-term debt with contractual maturities as described in Note 21 of the consolidated financial statements.

Purchase obligations are entirely composed of capital expenditures. At the end of 2004, the Company's portion of PanAsia's firm commitments was US$28 million related to the Hebei project.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has an ongoing program to sell up to US$500 million of accounts receivable, with minimal recourse. Under this program, the outstanding balance in Canadian dollars, as at December 31, 2004 was $441 million compared to $504 million at December 31, 2003.

TRANSACTIONS WITH RELATED PARTIES

On February 27, 2004, the Company sold its remaining 25% interest in SFK GP. Consequently, the 2004 information represents only two months of transactions in which the Company had an interest in SFK GP and at the end of 2004, the accounts receivable from SFK GP were not considered as owed by a "related party". Historically, the Company supplied all the required fibre to the Saint-Félicien mill to produce market pulp. SFK GP has a 20-year fibre supply agreement whereby the Company uses its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP is linked to the price of pulp for the first 740,000 tonnes of fibre per year. The Company has also agreed to purchase some market pulp from SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties and were accounted for at the exchange value, except for the fibre sales as mentioned previously.

CHANGES IN ACCOUNTING POLICIES

Adopted during fiscal year of 2004

Elimination of industry practice
The new CICA Handbook section 1100, *Generally Accepted Accounting Principles*, has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section establishes standards for financial reporting in accordance with GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, complementing section 1000, *Financial Statement Concepts*. The new standard eliminates "industry practice" as a possible source to consult. As a result, starting January 1, 2004, the Company has retroactively applied its distribution and CVD/AD costs as an expense, instead of a reduction of gross sales to determine "Sales."

The application of the new standard increased both sales and expenses by $664 million in 2003 and $617 million in 2002 with no impact on net earnings and on cash flows.

Impairment of long-lived assets
The Accounting Standards Board of the CICA has issued section 3063, *Impairment of Long-Lived Assets*, which is effective for fiscal years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-

monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

The implementation of this new standard had no initial material impact on the Company's consolidated financial statements.

Asset retirement obligations
The CICA has issued a new section in the CICA Handbook, section 3110, *Asset Retirement Obligations*, which is effective for fiscal years beginning on or after January 1, 2004. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

The implementation of this new standard had no material impact on the Company's consolidated financial statements.

Stock-based compensation
The CICA has issued a new recommendation relative to Handbook section 3870, *Stock-based Compensation and Other Stock-based Payments*, which is effective for fiscal years beginning on or after January 1, 2004. The recommendation states that the fair value-based method must be used, the intrinsic value method being no longer acceptable. The Company has adopted the new recommendation retroactively with restatement.

As a result of this recommendation, both "Contributed Surplus" and "Deficit" increased by $6 million as at December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $4 million in 2003 and $2 million in 2002.

Hedging relationship
The CICA has issued Accounting Guideline AcG-13, *Hedging Relationships*, which should be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Guideline presents the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The guideline establishes certain conditions as to when hedge accounting may be applied.

The implementation of this new accounting guideline had no material impact on the Company's consolidated financial statements.

Revenue recognition
The Emerging Issues Committee ("EIC") of the CICA issued EIC-141, *Revenue Recognition*, EIC-142, *Revenue Arrangements with Multiple Deliverables* and EIC-143, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts*, which were all effective for annual and interim periods beginning on or after December 17, 2003. EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, *Revenue*. Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The implementation of the accounting treatments presented in these EIC's had no material impact on the Company's consolidated financial statements.

Expected to be adopted in subsequent years

Consolidation of variable interest entities
Effective January 1, 2005, the Company will adopt AcG-15, *Consolidation of Variable Interest Entities*. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

The Company does not expect that the implementation of this guideline will have a material impact on its consolidated financial statements.

Financial instruments, hedges and comprehensive income
In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, *Financial Instruments – Recognition and Measurements*, Section 3865, *Hedges* and Section 1530, *Comprehensive Income*. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board.

While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under Note 30 d) 1 and 2 and e) of the Company's consolidated financial statements are expected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, property, plant and equipment, the Company's employee future benefit plans, goodwill and future income taxes.

Foreign exchange

The application of CICA Handbook Section 1650, *Foreign Currency Translation* requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the consolidated statements of earnings.

The majority of the Company's long-term debt is denominated in US dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $59 million of non-cash pre-tax gain or loss to the Company's consolidated statements of earnings.

Property, plant and equipment

The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.

The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write-down when it is probable that the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.

Goodwill

The application of CICA Handbook Section 3062, *Goodwill and Other Intangible Assets* requires that the excess of the purchase amount of acquisitions over the value of the identifiable net assets should not be amortized to earnings, but periodically tested for impairment.

The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, when available, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company's consolidated statements of earnings. These assumptions are tested against relevant independent information for consistency and reliability.

Changes in estimates or assumptions could affect the goodwill impairment in the statements of earnings and goodwill in the balance sheets of the Company's consolidated financial statements.

Employee future benefit plans

The application of CICA Handbook Section 3461, *Employee Future Benefits* requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans accrued benefit obligations and related income or expense.

The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations and costs. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually which have been estimated for 2004 at 6% for the discount rate and 3.75% for the compensation rate increase in the case of the obligation and at 6.25% for the discount rate, 7.5% for the return on plan assets and 4% for the compensation rate increase in the case of the expense.

The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2004, the Company's deficit of the fair value of the pension plan assets over its accrued benefit obligation was $779 million, compared to $696 million at the end of 2003. This increase is mainly attributable to plan amendments, a reduction of the discount rate and a change to a more recent mortality table, partly offset by the high return on plan assets in the last quarter of 2004. In 2004, the Company performed an actuarial valuation on most of its pension plans. As a result, the Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post retirement benefits funding in excess of pension expense will be in the range of $75 million for 2005, compared to $116 million in 2004. Total funding, including the expense portion, is expected to be at approximately the same level in 2005 compared to 2004.

Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and cost of products sold in the statements of earnings of the Company's consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $100 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $5 million, $8 million and $3 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.

A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 22 of the consolidated financial statements.

Future income taxes

The application of CICA Handbook Section 3465, *Income Taxes* requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income tax is provided for using the liability method and recognizes all significant temporary differences between the tax and consolidated financial statements bases of assets, liabilities and certain carry forward items.

TABLE 17: EBITDA RECONCILIATION
(in million of dollars)

	2004 $	2003 $
Operating profit (loss) from continuing operations [(1)]	**(219)**	(326)
Plus:		
Amortization of plant and equipment	**966**	687
Amortization of intangible assets	**16**	16
Goodwill impairment	**-**	21
EBITDA [(1)]	**763**	398

(1) Includes mill closure elements of $32 million in 2004 and $67 million in 2003

The Company's future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Changes in estimates or assumptions could affect the income tax in the statements of earnings and the future income taxes in the balance sheet of the Company's consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.

As shown in table 17, EBITDA is calculated by adding amortization of plant and equipment, amortization of intangible assets as well as goodwill impairment to operating profit from continuing operations. The Company's method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.

The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company's transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company's consolidated financial statements in conformity with GAAP.

In the year ended December 31, 2004, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company's CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND THE BOARD OF DIRECTORS

The Audit Committee reviews the Company's annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

ADDITIONAL INFORMATION

Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com and on the Company's website at www.abitibiconsolidated.com.

Financial Statements

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts, which are based on best estimates and judgment. Financial information provided elsewhere in the Annual Report is consistent with that shown in the consolidated financial statements.

Senior management of the Company is responsible for the design, establishment and maintenance of appropriate internal controls and procedures for financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company's transactions are properly authorized, the Company's assets are safeguarded against unauthorized or improper use, and the Company's transactions are properly recorded and reported to permit the preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles. A team of internal auditors regularly evaluates the effectiveness of the Company's accounting systems, policies and internal controls and procedures for financial reporting, and presents its findings to senior management and informs the Audit Committee of its conclusions arising from this evaluation.

External and internal auditors have free and independent access to the Audit Committee, which is comprised of five unrelated members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.

John W. Weaver
President and Chief Executive Officer

February 28, 2005
Montréal, Canada

Pierre Rougeau
Senior Vice-President,
Corporate Development and Chief Financial Officer

February 28, 2005
Montréal, Canada

To the Shareholders of Abitibi-Consolidated Inc.

We have audited the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
January 28, 2005
Montréal, Canada

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31
(in millions of Canadian dollars, unless otherwise noted)

	2004 $	2003 $ (restated – note 1)	2002 $ (restated – note 1)
Sales	**5,801**	5,450	5,739
Cost of products sold	**4,138**	4,136	4,107
Distribution costs	**631**	587	591
Countervailing and anti-dumping duties (note 3)	**50**	77	26
Selling, general and administrative expenses	**187**	185	171
Mill closure elements (note 5)	**32**	67	–
Amortization of plant and equipment (note 4 and note 15)	**966**	687	648
Amortization of intangible assets	**16**	16	16
Goodwill impairment (note 17)	**–**	21	–
Operating profit (loss) from continuing operations	**(219)**	(326)	180
Financial expenses (note 6)	**388**	389	444
Gain on translation of foreign currencies	**(324)**	(741)	(54)
Other expenses (income) (note 7)	**(16)**	9	13
Earnings (loss) from continuing operations before the following items	**(267)**	17	(223)
Income tax recovery (note 9)	**(161)**	(151)	(181)
Share of earnings from investments subject to significant influence	**(6)**	–	–
Non-controlling interests	**11**	(10)	7
Earnings (loss) from continuing operations	**(111)**	178	(49)
Earnings (loss) from discontinued operations (note 8)	**75**	(3)	306
Net earnings (loss)	**(36)**	175	257
Per common share (basic and diluted) (note 24)			
Earnings (loss) from continuing operations	**(0.25)**	0.40	(0.11)
Net earnings (loss)	**(0.08)**	0.40	0.58
Weighted average number of common shares outstanding (in millions)	**440**	440	440
Common shares outstanding, end of year (in millions)	**440**	440	440

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31
(in millions of Canadian dollars)

	2004 $	2003 $	2002 $
Deficit, beginning of year, as reported	**(395)**	(497)	(580)
Cumulative effect of changes in accounting policies (note 1)	**(6)**	(2)	–
Deficit, beginning of year, as restated	**(401)**	(499)	(580)
Net earnings (loss)	**(36)**	175	257
Dividends declared	**(44)**	(77)	(176)
Deficit, end of year	**(481)**	(401)	(499)

See accompanying Notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in millions of Canadian dollars)

	2004 $	2003 $ (restated – note 1)	2002 $ (restated – note 1)
Continuing operating activities			
Earnings (loss) from continuing operations	**(111)**	178	(49)
Amortization	**982**	703	664
Goodwill impairment (note 17)	**–**	21	–
Future income taxes (note 9)	**(169)**	(156)	(208)
Gain on translation of foreign currency long-term debt	**(360)**	(823)	(59)
Employee future benefits, excess of disbursements over expense	**(116)**	(34)	(69)
Long-term portion of countervailing and anti-dumping duties receivable (note 3)	**(44)**	–	–
Non-cash mill closure elements	**28**	–	–
Gain on disposal of investment (note 13)	**(25)**	–	–
Share of earnings from investments subject to significant influence	**(6)**	–	–
Non-controlling interests	**11**	(10)	7
Other non-cash items	**28**	24	23
	218	(97)	309
Changes in non-cash operating working capital components (note 10)	**(152)**	158	(66)
Cash flows from continuing operating activities	**66**	61	243
Financing activities of continuing operations			
Increase in long-term debt	**1,380**	1,595	911
Repayment of long-term debt	**(1,067)**	(1,334)	(1,281)
Financing fees	**(9)**	(9)	–
Cash contributions by non-controlling interests	**8**	43	–
Dividends paid to shareholders	**(55)**	(110)	(176)
Dividends and cash distributions paid to non-controlling interests	**(18)**	(8)	(5)
Net proceeds on issuance of shares (note 23)	**–**	2	–
Cash flows from (used in) financing activities of continuing operations	**239**	179	(551)
Investing activities of continuing operations			
Additions to property, plant and equipment	**(385)**	(262)	(214)
Additions to intangible assets	**(1)**	(4)	–
Business acquisitions, net of cash acquired (note 2)	**8**	–	–
Acquisition of non-controlling interests (note 2)	**(9)**	–	–
Net proceeds on disposal of discontinued operations (note 2 and note 13)	**112**	–	460
Net proceeds on disposal of an investment (note 13)	**57**	–	–
Net proceeds on disposal of property, plant and equipment and other assets	**4**	7	–
Investments	**(4)**	(31)	(46)
Other	**–**	(22)	–
Cash flows from (used in) investing activities of continuing operations	**(218)**	(312)	200
Cash generated by (used in) continuing operations	**87**	(72)	(108)
Cash generated by discontinued operations (note 8)	**–**	–	51
Increase (decrease) in cash and cash equivalents	**87**	(72)	(57)
Foreign currency translation adjustment on cash	**(5)**	(21)	(5)
Cash and cash equivalents, beginning of year	**53**	146	208
Cash and cash equivalents, end of year	**135**	53	146

See accompanying Notes to consolidated financial statements.

As at December 31
(in millions of Canadian dollars)

	2004 $	2003 $ (restated – note 1)
Assets		
Current assets		
Cash and cash equivalents (note 11)	**135**	53
Accounts receivable	**477**	372
Inventories (note 12)	**727**	755
Prepaid expenses	**63**	58
	1,402	1,238
Investments (note 2 and note 13)	**20**	273
Property, plant and equipment (note 15)	**5,822**	6,421
Intangible assets (note 16)	**474**	489
Employee future benefits (note 22)	**176**	56
Future income taxes (note 9)	**392**	296
Other assets (note 18)	**128**	91
Goodwill (note 17)	**1,373**	1,377
	9,787	10,241
Liabilities and Shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities (note 19)	**960**	1,048
Long-term debt due within one year (note 21)	**594**	317
	1,554	1,365
Long-term debt (note 21)	**4,340**	4,641
Employee future benefits (note 22)	**150**	142
Future income taxes (note 9)	**899**	934
Deferred gain (note 2)	**–**	122
Non-controlling interests	**118**	167
Shareholders' equity		
Capital stock (note 23)	**3,517**	3,517
Contributed surplus (note 25)	**26**	20
Deficit	**(481)**	(401)
Foreign currency translation adjustment (note 26)	**(336)**	(266)
	2,726	2,870
	9,787	10,241

Commitments and contingencies (note 28)

See accompanying Notes to consolidated financial statements.

Approved by the Board

John W. Weaver
President and Chief Executive Officer

C. Edward Medland
Chairman of the Audit Committee

Years ended December 31
(in millions of Canadian dollars)

	Sales $	Amortization and impairment (1) $	Operating profit (loss) (1) $	Assets $	Additions to capital assets (2) $	Sales volume (unaudited)
2004						
Newsprint	**3,205**	**742**	**(332)**	**6,015**	**224**	**4,563** (a)
Value-added groundwood papers	**1,571**	**184**	**(45)**	**2,977**	**143**	**1,842** (a)
Wood products (3)	**1,025**	**56**	**158**	**795**	**19**	**2,169** (b)
Continuing operations	**5,801**	**982**	**(219)**	**9,787**	**386**	
2003 (restated - note 1)						
Newsprint	3,154	464	(190)	6,592	106	4,611 (a)
Value-added groundwood papers	1,564	181	(50)	2,879	131	1,810 (a)
Wood products (3)	732	79	(86)	770	29	1,930 (b)
Continuing operations	5,450	724	(326)	10,241	266	
2002 (restated - note 1)						
Newsprint	3,278	425	(2)	7,299	152	4,624 (a)
Value-added groundwood papers	1,703	186	136	3,018	38	1,770 (a)
Wood products (3)	758	53	46	839	24	1,759 (b)
Continuing operations	5,739	664	180	11,156	214	

(1) Elements affecting:

	Amortization and impairment $	Operating expenses $
2004		
Newsprint	**364**	**25**
Value-added groundwood papers	**-**	**14**
Wood products	**-**	**(32)**
	364	**7**
2003		
Newsprint	67	50
Value-added groundwood papers	-	17
Wood products	21	-
	88	67
2002		
Newsprint	12	-
Value-added groundwood papers	-	-
Wood products	-	-
	12	-

For the year ended December 31, 2004, amortization and impairment for the "Newsprint" segment includes an asset write down of $364 million (2003 - $67 million for asset write-offs, 2002 - $12 million for asset write-off). For the year ended December 31, 2003, amortization and impairment for the "Wood products" segment includes a $21 million goodwill impairment charge (2004 - nil, 2002 - nil).

For the year ended December 31, 2004, operating loss for the "Newsprint" segment includes $25 million of mill closure elements and an asset write down of $364 million (2003 - $50 million for mill closure elements and $67 million for asset write-offs, 2002 - $12 million for asset write-off).

For the year ended December 31, 2004, operating profit (loss) for the "Value-added groundwood papers" segment includes a charge for mill closure elements of $7 million and start-up costs of $7 million (2003 - $17 million for mill closure elements, 2002 - nil).

For the year ended December 31, 2004, operating profit (loss) for the "Wood products" segment includes a countervailing and anti-dumping duties credit from prior years of $32 million (2003 - a goodwill impairment charge of $21 million, 2002 - nil).

(2) Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $177 million in 2004 (2003 - $189 million, 2002 - $163 million).

(a) in thousands of tonnes

(b) in millions of board feet

See accompanying Notes to consolidated financial statements.

CONSOLIDATED GEOGRAPHIC SEGMENTS

Years ended December 31
(in millions of Canadian dollars)

Sales, capital assets [1] and goodwill by geographic manufacturing location are as follows:

	Sales $	Capital assets and goodwill $
2004		
Canada	**4,453**	**5,048**
United States	**663**	**1,431**
Other countries	**685**	**1,190**
Continuing operations	**5,801**	**7,669**
2003 (restated – note 1)		
Canada	4,094	5,391
United States	687	1,763
Other countries	669	1,133
Continuing operations	5,450	8,287
2002 (restated – note 1)		
Canada	4,231	5,640
United States	771	2,063
Other countries	737	1,362
Continuing operations	5,739	9,065

Sales by final destination are as follows:

	2004 **$**	2003 $ (restated – note 1)	2002 $ (restated – note 1)
Canada	**817**	732	686
United States	**3,548**	3,299	3,573
Other countries	**1,436**	1,419	1,480
Continuing operations	**5,801**	5,450	5,739

(1) Capital assets include property, plant and equipment and intangible assets.

See accompanying Notes to consolidated financial statements.

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, unless otherwise noted)

1 Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company") are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("US GAAP") and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement and disclosure differences are described in note 30 "Differences between Canadian and United States generally accepted accounting principles".

Principles of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as its joint ventures. The Company's interests in joint ventures are accounted for using the proportionate consolidation method. The investments in entities subject to significant influence are accounted for using the equity method.

Business of the Company
The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China and Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce wood products and wood chips. The production and selling of wood products constitutes the "Wood products" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers is obtained mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. As newsprint is used to print newspapers and advertising flyers, demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and a small volume of market pulp constitute the "Value-added groundwood papers" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines, catalogues, envelopes, instruction manuals and financial printing.

Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customer for which sales exceed 10% of total sales.

The accounting policies used in each of these business segments are the same as those described in this summary of significant accounting policies. The head office costs are distributed to the different segments using an appropriate method. Inter-segment transfers of wood chips and old papers are recorded at the exchange value, which is the amount agreed to by the parties.

The business segments are managed separately because each segment requires different technology and marketing strategies. Business segments operating profits take into account sales, cost of products sold, distribution costs, countervailing and anti-dumping duties, selling, general and administrative expenses, mill closure elements, amortization of plant and equipment and intangible assets and goodwill impairment for each business segment. Financial expenses, loss or gain on translation of foreign currencies, other expenses and income tax expense or recovery are not allocated to specific business segments.

Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates are: useful lives of plant and equipment, impairment of long-lived assets and goodwill, employee future benefits and income taxes. Actual results could differ from those estimates.

Revenue
The Company's revenues are essentially derived from sales of goods. Such revenues are recognized when persuasive evidence of an arrangement exists, the goods have been delivered, there are no uncertainties surrounding product acceptance, the related revenue is fixed or determinable and collection is reasonably assured. Sales are reported net of allowances and rebates.

Translation of foreign currencies

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders' equity. Revenue and expense items are translated into Canadian dollars at the exchange rate in effect on the date on which such items are recognized into earnings.

Translation of other foreign currency transactions

Monetary items denominated in foreign currency such as foreign currency debt are translated in the measurement currency at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

Realized gains and losses on options and forward exchange contracts designated as hedges of anticipated revenues are recognized in earnings when such revenue is earned.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

Accounts receivable

Accounts receivable are recorded at cost, net of provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds received from the sale and the fair value of the retained interest in such receivables on the date of the transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period in which they are incurred.

As at December 31, 2004, accounts receivable recorded on the balance sheet are net of an allowance for doubtful accounts of $7 million (2003 – $9 million).

Inventories

Wood products, newsprint and value-added groundwood papers inventories are valued at the lower of cost, determined on an average cost basis, and net realizable value.

Logs, chips, other raw materials as well as production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

Investments

Investments in entities subject to significant influence are accounted for using the equity method. Other investments are recorded at cost.

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets.

Amortization is provided principally using the straight-line method, at rates which amortize the assets' cost over the useful lives as follows:

	Years
Buildings, pulp and paper mill production equipment, and main logging roads	20 - 25
Sawmill production equipment	10 - 12
Hydroelectric power plants	40

Additions to plant and equipment are amortized from the date of operation. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Intangible assets and amortization

Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the useful lives of the intangible assets.

	Years
Water rights	40
Cutting rights and land use rights	25-33

Impairment of long-lived assets

Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at fair value, determined principally using discounted future cash flows expected from their use and eventual disposition.

Other assets

Other assets are reported at cost. Deferred financing fees are amortized on a straight-line basis over the life of the related long-term debt, which generally ranges from 5 to 30 years.

Goodwill

Goodwill is subject to an annual impairment test. The test will be performed more frequently if events or changes in circumstances indicate that goodwill might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a reporting unit, based on discounted cash flows, exceeds the net carrying amount of the net assets of that reporting unit as at the assessment date. If the fair value is greater than the carrying amount, no impairment is necessary. In the event that the carrying amount exceeds the fair value, a second test must be performed whereby the fair value of the reporting unit's goodwill must be estimated to determine if it is less than its carrying amount. Fair value of goodwill is estimated in the same manner as goodwill is determined in an acquisition, that is, the excess of the fair value of the reporting unit's over the fair value of the identifiable net assets of the reporting unit.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can reasonably be estimated.

Employee future benefits

Pension benefit plans

The Company accrues the cost of defined benefit plans as determined by independent actuaries based on assumptions determined by the Company. The net periodic benefit cost includes:

- the cost of pension benefits provided in exchange of employees' services rendered during the year;
- the interest cost of pension obligations;
- the expected long-term return on pension fund assets, which is based on a market-related value determined using a five-year moving average market value for equity securities and fair value for other asset classes;
- gains or losses on settlements, curtailments and special early retirement;
- the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans (approximately 11 years); and
- the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation or market-related value of plan assets, at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

The pension plans obligations are determined in accordance with the projected benefit method prorated on services.

Other employee future benefit plans
The Company accrues the cost of post-retirement benefits other than pensions as determined by independent actuaries based on assumptions determined by the Company. These benefits, which are funded by the Company as they become due, include life insurance programs as well as medical and dental benefits. The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the accrued benefit obligation at the beginning of the year, over the average remaining service period of the active employee group covered by the plans.

Income taxes
Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets, liabilities and carry forward items.

Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Investment tax credits are recognized in earnings as a reduction of research and development expenses when the Company has made the qualifying expenditures and there is a reasonable assurance that the credits will be realized.

Stock-based compensation plans
The Company has stock-based compensation plans, which are described in note 25. The Company records, as a charge to earnings, the fair value of stock options at the grant date. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to "Capital stock". Stock-based compensation expense, related to stock option plans, is recognized using the straight-line method over the vesting period. The contributed surplus component of the stock-based compensation is transferred to capital stock upon the issuance of common shares.

All costs related to the other stock-based compensation plans are accrued and expensed to earnings when earned or over the vesting period, if any.

Derivative instruments
The Company utilizes derivative instruments in the management of its foreign currency and interest rate exposures. The Company uses hedging instruments to hedge changes in fair value or cash flows for items with identified exposures. The Company also assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of hedging instruments. The Company uses hedge accounting to account for the derivative instruments formally designated as hedging instruments and the fair value method for derivative instruments not designated as hedging instruments.

Realized and unrealized gains or losses associated with hedging instruments for which the underlying hedged items are either sold, paid or terminated are recognized to earnings. Realized and unrealized gains or losses when hedging instruments have ended or cease to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the items being hedged.

The Company hedges its foreign exchange exposure on anticipated net cash inflows in US dollars and Euros through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in "Sales".

The Company hedges its risk exposure to interest rates on its long-term debt through the use of interest rate swap contracts. Amounts accounted for under interest rate swap agreements are recognized as adjustments to "Financial expenses".

Changes in accounting policies
Canadian generally accepted accounting principles and financial statement presentation
Effective January 1, 2004, the Company adopted the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), *Generally Accepted Accounting Principles* and Section 1400, *General Standards of Financial Statement Presentation*. Section 1100 establishes standards for financial reporting in accordance with Canadian GAAP and it clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP, complementing section 1000, *Financial Statement Concepts*. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with Canadian GAAP.

(in millions of Canadian dollars, unless otherwise noted)

As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This new section was applied retroactively with restatement. Therefore, sales and operating expenses for the year ended December 31, 2003 have been increased by $587 million of distribution costs and $77 million of countervailing and anti-dumping duties, respectively. For the year ended December 31, 2002, sales and operating expenses have been increased by $591 million of distribution costs and $26 million of countervailing and anti-dumping duties.

Impairment of long-lived assets
Effective January 1, 2004, the Company adopted the new Section 3063 of the Handbook, *Impairment of Long-Lived Assets*. This section establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new section had no impact on the Company's consolidated financial statements at the time of its initial application.

Asset retirement obligations
Effective January 1, 2004, the Company adopted the new Section 3110 of the Handbook, *Asset Retirement Obligations*. This section establishes standard for the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of this new section had no impact on the Company's consolidated financial statements.

Stock-based compensation plan
Effective January 1, 2004, the Company adopted the new recommendation of Section 3870 of the Handbook, *Stock-based Compensation and Other Stock-based Payments*. This new recommendation states that a fair value based measurement basis must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted since January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as at December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $4 million for the year ended December 31, 2003 ($0.01 per share) and $2 million for the year ended December 31, 2002 ($0.01 per share).

Hedging relationships
Effective January 1, 2004, the Company adopted Accounting Guideline ("AcG") AcG-13, *Hedging Relationships*. This accounting guideline establishes standards for the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The accounting guideline establishes certain conditions for when hedge accounting may be applied. The adoption of this new accounting guideline had no impact on the Company's consolidated financial statements.

Revenue recognition
Effective January 1, 2004, the Company adopted the new accounting treatments of Emerging Issues Committee Abstracts ("EIC") EIC-141, *Revenue Recognition*, EIC-142, *Revenue Arrangements with Multiple Deliverables* and EIC-143, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts*. EIC-141 provides additional interpretative guidance on the application of Handbook section 3400, *Revenue*. Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract be recognized. The application of these EICs had no impact on the Company's consolidated financial statements.

Accounting principles issued but not yet implemented
Consolidation of variable interest entities
Effective January 1, 2005, the Company will adopt AcG-15, *Consolidation of Variable Interest Entities*. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. In management's opinion, the implementation of this guideline will not have an impact on the Company's consolidated financial statements.

(in millions of Canadian dollars, unless otherwise noted)

Financial instruments, hedges and comprehensive income
In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, *Financial Instruments – Recognition and Measurement*, Section 3865, *Hedges* and Section 1530, *Comprehensive Income*. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the Financial Accounting Standards Board ("FASB"). While management is currently assessing the effects of these new recommendations, impacts consistent with the adjustments described under note 30 d) 1 and 2 and e) of these financial statements are expected. These new recommendations must be adopted by the Company at the latest for the fiscal year beginning on January 1, 2007.

Comparative figures
Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the present year presentation.

2 Acquisitions and divestiture

2004 Acquisitions

i) *Acquisition of non-controlling interests*

On June 2, 2004, the Company exercised its option, at the predetermined amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

On June 17, 2004, the Company's joint venture Pan Asia Paper Co. Pte Ltd ("PanAsia") acquired an additional 15% interest in a company created with Hebei Longteng Paper Corporation of China. PanAsia purchased the additional interest in this company through a cash payment to the partner equivalent to the book value of the non-controlling interest at that time. The Company's portion of the cash payment made by PanAsia was $2 million.

ii) *Business acquisitions*

On May 17, 2004, the Company acquired the assets of Coopérative Forestière Laterrière for a cash consideration of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of the acquired business have been included in the consolidated financial statements since the effective date of the acquisition.

On July 1, 2004, the Company acquired, for cash consideration of $14 million (US$10.5 million) an additional 2.5% interest in Augusta Newsprint Company ("Augusta"), a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and control was obtained. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company's consolidated financial statements include all the accounts of Augusta, which is no longer included on a proportionate consolidation basis. The effect of this business transaction has been reflected in the consolidated financial statements since the effective date of the acquisition.

All these acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions has been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, unless otherwise noted)

2002 Divestiture

On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Félicien, Québec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), a partnership created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising of $437 million in cash, net of $3 million of post-closing transaction costs, 17,775,000 Class B exchangeable units of SFK GP ("Class B units"), which represents 25% interest, and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units.

Total net proceeds to the Company, after transaction costs, were approximately $624 million. During 2002, the Company recorded a gain of $364 million before income taxes and a deferred gain of $134 million on the interest yet retained as at December 31, 2002.

The $16 million contingent consideration was to be held in trust by the Fund and released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements, exceeds certain levels. As at December 31, 2003, the entire amount of the contingent consideration had been used by the Fund for distribution to its unitholders. The deferred gain described above has therefore been reduced by the same amount.

During 2003, the Company recorded a pre-tax expense of $4 million related to the transfer of pension funds representing a purchase price adjustment that was based on circumstances up to December 31, 2003. Following the final calculation of the purchase price adjustment in 2004, this pre-tax expense of $4 million was consequently reversed.

Class B units were exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounted for its investment in SFK GP using the equity method. On February 27, 2004, the Company sold the remaining 25% interest in SFK GP as further described in note 13 and reversed the deferred gain to earnings.

The fair value of net liabilities assumed and the carrying value of net assets sold were as follows:

	2004 Net liabilities assumed	2002 Net assets sold
	$	$
Net liabilities assumed or net assets sold		
Current assets	**21**	31
Property, plant and equipment	**78**	104
Future income tax assets	**1**	–
Current liabilities	**(11)**	(9)
Long-term debt	**(37)**	–
Employee future benefits	**(9)**	(5)
Non-controlling interests	**(55)**	–
Goodwill	**4**	–
Fair value of net liabilities assumed or carrying value of net assets sold	**(8)**	121
Consideration received		
Cash (net of cash acquired)	**(8)**	(460)
Balance receivable	**–**	(16)
Class B exchangeable units of SFK GP	**–**	(148)
	(8)	(624)

(in millions of Canadian dollars, unless otherwise noted)

3 Countervailing and anti-dumping duties

On December 20, 2004, following the completion of the first administrative reviews, in the ongoing softwood lumber dispute, the industry-based countervailing and Abitibi-Consolidated specific anti-dumping deposit rates were lowered. As a result of these first administrative reviews in the fourth quarter of 2004, the Company recorded against its countervailing and anti-dumping duties an amount receivable of $62 million. Of this $62 million receivable, $44 million is related to the second and third administrative reviews, which are ongoing, and is presented as a long-term receivable in "Other assets" in the consolidated balance sheets.

4 Impairment of long-lived assets

During the fourth quarter of 2004, the Company recognized an impairment charge of $364 million ($235 million net of income taxes) related to the property, plant and equipment located in Sheldon, Texas, and Port-Alfred, Québec, as these long-lived assets are no longer recoverable and exceed their fair value. The Company subsequently announced on January 26, 2005, the permanent shutdown of the Sheldon and Port-Alfred paper mills, due to excess paper production capacity in the general business, and high production costs. The book value of the land, the mills and the equipment has been written down to its fair value, representing the present value of the estimated net proceeds from dismantling, redeployment and disposal, based on experience with disposal value of similar assets. Those assets are included in the Newsprint reportable segment. The revenues that used to be generated from those impaired assets are now generated by the other mills of the Company.

5 Mill closure elements

2004

With respect to the permanent closure of its Sheldon and Port-Alfred paper mills, the Company recorded a charge of $28 million ($18 million net of income taxes) for obsolescence and asset retirement obligations related to environmental matters.

During the year 2004, $12 million of additional costs ($7 million net of income taxes) resulting from the 2003 idling of the Lufkin, Texas, and Port-Alfred mills have been recorded.

During the year, following the 2002 indefinite idling of the Sheldon mill, the Company sold some air emission credits. The resulting gain on disposal amounted to $8 million and is included in mill closure elements.

The mill closure elements included in the "Newsprint" segment and in the "Value-added groundwood papers" segment were $25 million and $7 million, respectively.

2003

In December 2003, the Company announced the indefinite idling of its Lufkin and Port-Alfred paper mills. The indefinite idling resulted in a charge of $67 million ($44 million net of income taxes) mainly related to severance costs, other labour related costs and other costs resulting from the idling of these mills. The decision to indefinitely idle these two mills was based on excess paper production capacity in the general business, and high production costs. The mill closure elements included in the "Newsprint" segment and in the "Value-added groundwood papers" segment were $50 million and $17 million, respectively.

2002

In December 2002, based on excess paper production capacity in the general business and high production costs, the Company idled its Sheldon paper mill. This indefinite idling resulted in a charge of $15 million ($9 million net of income taxes) mainly related to severance costs, other labor-related costs and other costs resulting from this idling. These costs, included in the "Newsprint" segment, have been totally paid during the year 2003.

Also in 2002, the Company decreased the provision for integration and restructuring for an amount of $15 million due to an excess of the provision for permanent shutdown related to the deemed acquisition of the former Abitibi-Consolidated Inc.

(in millions of Canadian dollars, unless otherwise noted)

The following table provides the components of the mill closure elements for the years ended at December 31:

	2004 $	2003 $	2002 $
Severance and other labour-related costs	3	64	15
Costs incurred for the idling and other	9	3	–
Obsolescence of inventory	17	–	–
Asset retirement obligations, related to environmental matters	11	–	–
Gain on sale of air emission credits	(8)	–	–
Decrease of the provision for the permanent shutdown related to the deemed acquisition of the former Abitibi-Consolidated Inc.	–	–	(15)
	32	67	–

The following table provides a reconciliation of the mill closure elements provision (excluding asset retirement obligations, obsolescence of inventory and gain on sale of air emission credits), for the years ended as at December 31:

	2004 $	2003 $	2002 $
Mill closure elements provision, beginning of year	62	15	–
Mill closure elements incurred during the year	12	67	15
Payments	(57)	(20)	–
Mill closure elements provision, end of year	17	62	15

The Company expects to pay the balance of the provision for mill closure elements in 2005.

6 Financial expenses

	2004 $	2003 $	2002 $
Interest on long-term debt	377	383	440
Amortization of deferred financing fees	8	6	5
Write-off of unamortized financing fees and premium on early retirement of debt	–	–	10
Interest income	(4)	(7)	(15)
Other	7	7	4
	388	389	444

During 2002, due to an early retirement of debt, the Company recorded a write-off of $2 million for unamortized deferred financing fees. There are no such amounts in 2004 and 2003.

Net payment of interest on long-term debt in 2004 amounted to $371 million (2003 – $387 million, 2002 – $430 million).

7 Other expenses (income)

	2004 $	2003 $	2002 $
Discount on sale of accounts receivable (note 27 c)	7	8	9
Gain on disposal of investment (note 13)	(25)	–	–
Gain on disposal of other assets	–	(2)	–
Other	2	3	4
	(16)	9	13

(in millions of Canadian dollars, unless otherwise noted)

8 Discontinued operations

As mentioned in note 2, on August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Félicien, Québec. Accordingly, the operations of the Saint-Félicien pulp mill have been classified as discontinued operations.

Earnings from discontinued operations are as follows:

	2004 $	2003 $	2002 $
Sales	–	–	112
Operating earnings before income taxes	–	–	19
Income tax expense	–	–	(6)
Gain (loss) on disposal of business before income taxes	90	(4)	364
Income tax recovery (expense)	(15)	1	(71)
Earnings (loss) from discontinued operations	75	(3)	306
Earnings (loss) per common share from discontinued operations	0.17	–	0.69

Condensed cash flows from discontinued operations are as follows:

	2004 $	2003 $	2002 $
Cash flows from operating activities	–	–	54
Cash flows from financing activities	–	–	–
Cash flows used in investing activities	–	–	(3)
Cash flows generated by discontinued operations	–	–	51

9 Income taxes

a) Reconciliation of income taxes

The following table provides a reconciliation of income tax computed at the combined statutory rate to income tax recovery presented on the consolidated statements of earnings:

	2004 $	2003 $	2002 $
Income tax expense (recovery) based on combined basic Canadian federal and provincial tax rates	(86)	5	(78)
Manufacturing and processing allowances	(6)	–	8
Difference in tax rates for foreign subsidiaries	(11)	(18)	(22)
Charge from change in tax rates	–	10	–
Non-taxable portion of foreign exchange gain	(45)	(88)	(4)
Canadian large corporations tax	7	8	9
Re-evaluation of current and future income tax assets and liabilities	(17)	(72)	(71)
Tax exempt items	12	13	(10)
Other	(15)	(9)	(13)
Income tax recovery	(161)	(151)	(181)
Effective income tax rate	61%	(888%)	81%

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, unless otherwise noted)

Significant components of the income tax recovery are as follows:

	2004 $	2003 $	2002 $
Current income tax expense	**8**	5	27
Future income tax expense (recovery) relating to origination and reversal of timing differences	**(104)**	71	(30)
Future income tax recovery relating to operating loss carry forwards	**(65)**	(237)	(178)
Future income tax charge resulting from rate changes	**-**	10	-
Income tax recovery	**(161)**	(151)	(181)

b) Components of future income tax assets and liabilities
The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

	2004 $	2003 $
Future income tax assets		
Loss carry forwards	**855**	826
	855	826
Future income tax liabilities		
Property, plant and equipment and intangible assets	**(1,199)**	(1,366)
Other	**(163)**	(98)
	(1,362)	(1,464)
	(507)	(638)
Classified in the consolidated balance sheets as		
Net non-current future income tax assets	**392**	296
Net non-current future income tax liabilities	**(899)**	(934)
	(507)	(638)

c) Loss carry forwards

i. *Canada and provincial tax jurisdictions*
At December 31, 2004 and 2003, the Company had Canadian and provincial (other than Québec) net operating loss carry forwards of $960 million and $1,013 million, respectively, and Québec net operating loss carry forwards of $1,320 million and $1,446 million, respectively. These loss carry forwards expire at various dates between 2007 and 2011. In addition, $33 million of Canadian investment tax credit carry forwards expiring between 2011 and 2014 were available to reduce future income taxes.

ii. *United States federal and state tax jurisdictions*
At December 31, 2004 and 2003, the Company had United States federal and state net operating loss carry forwards of $1,315 million (US$1,092 million) and $1,306 million (US$1,008 million), respectively. These loss carry forwards expire at various dates between 2007 and 2024.

iii. *Other tax jurisdictions*
At December 31, 2004 and 2003, the Company had other tax jurisdictions net operating loss carry forwards totalling $54 million and $41 million, respectively. As at December 31, 2004, a $12 million portion of these loss carry forwards expire at various dates between 2005 and 2009, while the remainder does not have an expiry date.

The Company believes that it is more likely than not that these deferred tax assets will ultimately be realized.

(in millions of Canadian dollars, unless otherwise noted)

d) Geographic information related to income taxes

Earnings (loss) before income taxes arose in the following tax jurisdictions:

	2004 **$**	2003 $	2002 $
Domestic	**(27)**	209	(80)
Foreign	**(240)**	(192)	(143)
	(267)	17	(223)

The income tax expense (recovery) by geographic distribution is as follows:

	2004 **$**	2003 $	2002 $
Current income taxes			
Domestic	**5**	(2)	3
Foreign	**3**	7	24
	8	5	27
Future income taxes			
Domestic	**(70)**	(44)	(89)
Foreign	**(99)**	(112)	(119)
	(169)	(156)	(208)
Income tax recovery	**(161)**	(151)	(181)

e) Other disclosures

In the normal course of business, the Company is subject to audits from taxation authorities. The Canadian tax authorities are auditing years 1997 through 2001 for the Canadian entities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount recorded. The Company believes that taxes recorded on the consolidated balance sheets fairly represent the amount of future tax liability due.

Net payments for income taxes in 2004 amounted to $15 million (2003 – net cash receipts amounted to $10 million, 2002 – net payments amounted to $27 million).

10 Supplemental cash flow information

	2004 **$**	2003 $	2002 $
Changes in non-cash operating working capital from continuing operations			
Accounts receivable	**(100)**	173	(64)
Inventories	**16**	7	54
Prepaid expenses	**(1)**	(3)	(10)
Accounts payable and accrued liabilities	**(67)**	(19)	(46)
	(152)	158	(66)

(in millions of Canadian dollars, unless otherwise noted)

11 Cash and cash equivalents

	2004 $	2003 $
Cash	**73**	43
Cash equivalents	**62**	10
	135	53

12 Inventories

	2004 $	2003 $
Newsprint and value-added groundwood papers	**159**	167
Wood products	**98**	106
Logs, chips and other raw materials	**208**	200
Production and maintenance supplies	**262**	282
	727	755

13 Investments

	2004 $	2003 $
Investments in entities subject to significant influence		
SFK GP (note 2)	**–**	148
Private entities	**18**	43
Investments in other private entities, at cost	**2**	82
	20	273

On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of deferred gain related to this investment and $6 million of transaction costs. This gain is included in "Earnings (loss) from discontinued operations" in the consolidated statements of earnings.

On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The gain of $25 million, before income taxes, related to this transaction is included in "Other expenses (income)" in the consolidated statements of earnings.

On June 2, 2004, following the acquisition of the non-controlling interest in Alabama and Alabama Recycling, the Company renounced its US$66 million loan receivable from the partner.

(in millions of Canadian dollars, unless otherwise noted)

14 Investments in joint ventures

The Company's consolidated financial position as at December 31, 2004 and 2003 and consolidated results of operations and cash flows for the years ended December 31, 2004, 2003, and 2002 include, on a proportionate consolidation basis, its 50% owned Asian joint venture PanAsia, its 51% joint venture interest in Star Lake Hydro Partnership, and the Company's investments in joint venture sawmills in Québec.

The Company's consolidated financial position as at December 31, 2003 and consolidated results of operations and cash flows for the six-month period ended June 30, 2004 and for the years ended December 31, 2003 and 2002 include, on a proportionate consolidation basis, its then 50% owned U.S. joint venture partnership of Augusta (see note 2).

Also, the Company's consolidated results of operations and cash flows for the year ended December 31, 2002, include, on a proportionate consolidation basis, its then 50% owned U.S. joint venture partnerships of Alabama and Alabama Recycling (see note 2).

Condensed statements of earnings

	2004	2003	2002
	$	$	$
		(restated – note 1)	(restated – note 1)
Sales	**638**	639	778
Operating expenses	**581**	579	666
Operating profit	**57**	60	112
Non-operating expenses	**27**	30	53
Net earnings	**30**	30	59

Condensed statements of cash flows

	2004	2003	2002
	$	$	$
Cash flows from operating activities	**89**	62	107
Cash flows from (used in) financing activities	**71**	29	(86)
Cash flows used in investing activities	**(169)**	(38)	(19)

Condensed balance sheets

	2004	2003
	$	$
Assets		
Current assets	**193**	255
Property, plant and equipment, intangible assets and other non-current assets	**867**	826
Liabilities		
Current liabilities	**83**	88
Long-term debt (including current portion)	**347**	323
Other non-current liabilities	**79**	80

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, unless otherwise noted)

15 Property, plant and equipment

	2004			2003		
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Buildings, pulp and paper mill production equipment	**8,026**	**3,106**	**4,920**	7,914	2,409	5,505
Sawmill production equipment	**607**	**397**	**210**	594	365	229
Woodlands, roads, timberlands, camps and equipment	**320**	**136**	**184**	327	132	195
Hydroelectric power plants	**504**	**105**	**399**	473	89	384
Construction in progress	**109**	**–**	**109**	108	–	108
	9,566	**3,744**	**5,822**	9,416	2,995	6,421

As discussed in note 4, during 2004, the Company recognized an impairment charge of $364 million related to the property, plant and equipment located in Sheldon and Port-Alfred. During 2003, the Company recorded a write-off of $67 million relating to the permanent closure of two paper machines, one in Sheldon and one in Port-Alfred. During 2002, the Company recorded a write-off of $12 million relating to the thermomechanical pulp mill at its Thorold, Ontario mill. The related expenses are included in "Amortization of plant and equipment" in the consolidated statements of earnings.

During the year, interest amounting to $5 million (2003 – $4 million, 2002 – $2 million) has been capitalized in connection with capital projects.

As at December 31, 2004, the net book value of idled and permanently closed plant facilities amounted to $514 million (2003 – $1,008 million).

16 Intangible assets

	2004			2003		
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Water rights	**500**	**58**	**442**	500	47	453
Cutting rights and land use rights	**82**	**50**	**32**	81	45	36
	582	**108**	**474**	581	92	489

Based on the current value of intangible assets subject to amortization, the estimated amortization expense will be $16 million in each year from 2005 through 2009. As acquisitions and dispositions will occur in the future, these amounts may vary.

(in millions of Canadian dollars, unless otherwise noted)

17 Goodwill

In 2004, following the completion of the conversion of the Alma, Québec, newsprint machine to the Company developed groundwood paper known as EQUAL OFFSET®, a portion of the goodwill allocated to the "Newsprint" segment was reallocated to the "Value-added groundwood papers" segment, based on the Alma newsprint machine's fair value compared to the "Newsprint" segment's fair value.

				2004
	Newsprint $	**Value-added groundwood papers $**	**Wood products $**	**Total $**
Goodwill, beginning of year	**967**	**410**	**–**	**1,377**
Acquisition (note 2)	**4**	**–**	**–**	**4**
Goodwill reallocation	**(36)**	**36**	**–**	**–**
Foreign exchange adjustment	**(7)**	**(1)**	**–**	**(8)**
Goodwill, end of year	**928**	**445**	**–**	**1,373**

In 2003, the Company recorded a $21 million goodwill impairment charge, which represented all the goodwill related to the "Wood products" segment. The fair value of this reporting unit was determined using discounted cash flows under key assumptions such as expected selling prices, long-term forecasted exchange rate for the US dollar and the uncertainties arising from the ongoing softwood lumber dispute with the United States.

				2003
	Newsprint $	Value-added groundwood papers $	Wood products $	Total $
Goodwill, beginning of year	993	412	21	1,426
Goodwill impairment	–	–	(21)	(21)
Foreign exchange adjustment	(26)	(2)	–	(28)
Goodwill, end of year	967	410	–	1,377

18 Other assets

	2004 $	2003 $
Countervailing and anti-dumping duties receivable (note 3)	**44**	–
Deferred financing fees	**44**	39
Other	**40**	52
	128	91

(in millions of Canadian dollars, unless otherwise noted)

19 Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities as at December 31 are as follows:

	2004	2003
	$	$
Trade payable	**441**	414
Payroll related liabilities	**79**	76
Compensated absences accrued	**86**	92
Accrued interest	**105**	112
Dividend payable	**–**	11
Stumpage fees and silviculture payable	**21**	36
Freight payable	**37**	32
Payable on capital projects	**30**	50
Provision for environment	**22**	23
Income and other taxes payable	**58**	79
Provision for mill closure elements	**17**	62
Provision for asset retirement obligations	**11**	–
Provision for integration and restructuring	**–**	3
Other	**53**	58
	960	1,048

20 Charges for integration and restructuring

As the Company has acquired businesses and consolidated them into its operations, charges were incurred in association with the transition and integration of those activities. In 2004, 2003 and 2002, no charge for integration and restructuring has been incurred. In 2000, charges for integration of acquisition included costs associated with the deemed acquisition of the former Abitibi-Consolidated Inc. In 1998, the charge included costs associated with the acquisition of the assets of the newsprint division of Champion International Corporation.

Initial provisions for each of the respective acquisitions consisted of the following:

	Abitibi-Consolidated acquisition	Champion acquisition
	$	$
Severance costs	113	29
Relocation expenses	8	–
Mill closure elements for West Tacoma mill	22	–
Professional services	6	–
Other	21	–
	170	29

In accordance with Canadian GAAP, charges related to the integration and restructuring for the business acquisitions as mentioned above have been accounted for under the purchase price allocation of the assets acquired and liabilities assumed as of the acquisition date, and thus did not affect the results for the respective years.

(in millions of Canadian dollars, unless otherwise noted)

The following table provides a reconciliation of all integration and restructuring provision for the years ended as at December 31:

	2004	2003	2002
Provision, beginning of year	**3**	12	61
Payments	**(3)**	(11)	(34)
Increase (decrease) in the provision	**–**	2	(15)
Provision, end of year	**–**	3	12

21 Long-term debt

a) Recourse

	2004 $	2003 $
Canadian and U.S. revolving facilities bearing interest at floating rates based on bankers' acceptance, prime, U.S. base rate or LIBOR, maturing in 2006 (2003 – US$90 million)	**–**	117
US$401 million 8.30% notes due August 1, 2005	**483**	520
US$300 million 6.95% notes due December 15, 2006	**361**	389
US$200 million 7.625% notes due May 15, 2007	**240**	259
US$250 million 6.95% notes due April 1, 2008	**286**	305
US$150 million 5.25% notes due June 20, 2008	**180**	195
US$250 million 7.875% notes due August 1, 2009	**294**	316
US$500 million 8.55% notes due August 1, 2010	**601**	648
US$200 million 7.75% notes due June 15, 2011	**240**	–
US$200 million, three-month LIBOR plus 3.5% floating-rate notes due June 15, 2011	**240**	–
US$350 million 6.00% notes due June 20, 2013	**421**	454
US$100 million 7.40% debentures due April 1, 2018	**104**	112
US$250 million 7.50% debentures due April 1, 2028	**248**	270
US$250 million 8.50% debentures due August 1, 2029	**283**	306
US$450 million 8.85% debentures due August 1, 2030	**541**	583
Other	**14**	2
	4,536	4,476
Less: Due within one year	**483**	2
	4,053	4,474

On June 15, 2004, the Company issued through a private placement US$200 million of 7.75% notes due 2011 and US$200 million of three-month LIBOR plus 3.5% floating-rate notes due 2011. These notes have subsequently been exchanged for public notes, with essentially the same terms and conditions, pursuant to an exchange offer. The net proceeds of these issues were used to repay Alabama's US$118 million floating-rate term loan, to repay bank indebtedness and for general corporate purposes.

During the year, the Company extended its revolving facility to June 30, 2006 and increased the committed amount to $816 million (2003 – $800 million). No payments are required until that date. Available liquidities were $737 million as at December 31, 2004 (2003 – $635 million). As at December 31, 2004, the Company had outstanding letters of credit pursuant to this revolving facility for an amount of $79 million (2003 – $48 million). The unused portion of the revolving facility incurs commitment at 0.65%.

In June 2003, the Company issued US$150 million of 5.25% notes due 2008 and US$350 million of 6.00% notes due 2013. The net proceeds of these issues were used to repay bank indebtedness.

The bank credit facility requires the Company to meet specific financial ratios, which are met as at December 31, 2004.

(in millions of Canadian dollars, unless otherwise noted)

b) Non-recourse

The Company's portion of the long-term debt of some U.S. subsidiaries, and of Asian and other joint ventures is with recourse only to the assets of the respective entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured as at December 31, 2004, by $368 million of the entities' assets and consist of the following debt:

	2004 $	2003 $
PanAsia		
US$97 million floating-rate loans, maturing in 2006-2012 (2003 - US$46 million)	117	59
Korean Wons 112 billion fixed-rate loans, maturing 2005-2008 (2003 - Korean Wons 108 billion)	129	116
Other borrowing facilities	76	81
Augusta		
US$44 million 7.70% senior secured notes, maturing in 2007 (2003 - US$25 million)	51	31
10.01% senior secured notes, maturing in 2004 (2003 - US$6 million)	–	8
Alabama		
Floating-rate term loan, maturing in 2004 (2003 - US$123 million)	–	159
Other	25	28
	398	482
Less: Due within one year	111	315
	287	167

PanAsia has lines of credit of US$140 million (2003 - US$90 million) bearing prevailing market interest rates. The available portion of the credit facilities was US$140 million as at December 31, 2004 (2003 - US$65 million). The unused portion of the credit facilities incurs commitment at approximately 0.25%.

Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) Scheduled long-term debt repayments

	Recourse debt $	Non-recourse debt $
2005	483	111
2006	361	40
2007	240	104
2008	469	18
2009	297	73
Thereafter	2,686	52
	4,536	398

(in millions of Canadian dollars, unless otherwise noted)

d) Fair value of long-term debt

The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

	2004	2003
	$	$
Recourse	**4,717**	4,785
Non-recourse	**400**	486
	5,117	5,271

22 Employee future benefits

a) Defined contribution plans

The Company contributes to several defined contributions, multi-employer and 401(k) plans. The pension expense under these plans is equal to the Company's contribution. The 2004 pension expense was $11 million (2003 – $10 million, 2002 – $11 million).

b) Defined benefit plans

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and final average employee earnings. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management's most probable assumptions.

c) Other benefit plans

The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The other benefit expense and the obligation related to the other benefit plans are actuarially determined using management's most probable assumptions.

d) Description of fund assets

The assets of the pension plans are held by independent custodians and are accounted for separately in the Company's pension funds. The pension plan target percentage allocations and weighted average asset allocations as at December 31, by asset category, are as follows:

	Target Allocation	**2004**	2003
	%	**%**	%
Debt securities	49	**49**	48
Equity and other securities	51	**51**	52
	100	**100**	100

e) Funding policy

The Company makes contributions that are required to provide for benefits earned in the year and fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities.

The Company's funding policy is in accordance with the regulatory authorities' requirements and is determined by actuarial valuation conducted at least on a triennial basis for Canadian pension plans and annually for U.S. pension plans. With regards to Canadian pension plans, the latest actuarial valuations were conducted as at December 31, 2003 for plans representing approximately 93% of the total plan assets fair value.

These valuations indicated a funding deficit at that time. Total cash contributions for all the Company's defined benefit pension plans are expected to be approximately $182 million in 2005, compared to $182 million paid in 2004 (2003 – $94 million, 2002 – $107 million).

(in millions of Canadian dollars, unless otherwise noted)

f) Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Human Resources and Compensation Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance on the target mix. The Pension Investment Committee reviews investments regularly. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Pension Fund does not directly invest in the securities of the Company or its subsidiaries.

g) Expected return on assets assumption

The expected long-term rate of return on plan assets is based on several factors, including input from pension managers, consultants, and projected long-term returns on broad equity and bond indices. Based on the target asset allocation for each asset class, the overall expected rate of return for the portfolio is developed considering the effects of active portfolio management and expenses paid from plan assets.

h) Information about the Company's defined benefit pension plans and other benefit plans in aggregate

The following table represents the change in the accrued benefit obligation as determined by independent actuaries, the change in the fair value of plan assets and the funded status of the plans:

	Pension benefit plans		Other benefit plans	
	2004	2003	**2004**	2003
	$	$	**$**	$
Change in accrued benefit obligation				
Accrued benefit obligation, beginning of year	**3,407**	3,287	**171**	199
Service cost	**80**	72	**2**	3
Interest cost	**212**	207	**13**	12
Plan amendments	**83**	1	**12**	-
Actuarial loss (gain) attributable to experience	**193**	99	**28**	(7)
Curtailment and special early retirement	**(13)**	9	**3**	(8)
Business acquisition	**42**	-	**11**	-
Foreign exchange gain	**(15)**	(39)	**(5)**	(15)
Benefits paid	**(218)**	(229)	**(16)**	(13)
Accrued benefit obligation, end of year	**3,771**	3,407	**219**	171
Change in fair value of plan assets				
Fair value of plan assets, beginning of year	**2,711**	2,496	**-**	-
Actual return on plan assets	**265**	310	**-**	-
Employer's contributions	**182**	94	**16**	13
Plan participants' contributions	**26**	25	**-**	-
Benefits paid	**(218)**	(229)	**(16)**	(13)
Business acquisition	**34**	-	**-**	-
Foreign exchange gain (loss) and other	**(8)**	15	**-**	-
Fair value of plan assets, end of year	**2,992**	2,711	**-**	-
Funded status of the plans				
Funded status of the plans (deficit)	**(779)**	(696)	**(219)**	(171)
Unrecognized prior service cost	**113**	39	**8**	(4)
Unrecognized actuarial loss	**842**	711	**60**	32
Other components	**-**	2	**1**	1
Net amount recognized in balance sheets	**176**	56	**(150)**	(142)

(in millions of Canadian dollars, unless otherwise noted)

The following table represents defined benefit pension plans and other benefit plans for which the accrued benefit obligation is in excess of fair value of plan assets.

	Pension benefit plans		Other benefit plans	
	2004	2003	**2004**	2003
	$	$	**$**	$
Accrued benefit obligation	**3,568**	3,407	**219**	171
Fair value of plan assets	**2,780**	2,711	**–**	–
	788	696	**219**	171

i) Components of periodic cost for defined benefit pension and other benefit costs
The following table represents the periodic cost for the defined benefit pension plans:

	2004	2003	2002
	$	$	$
Current service cost, net of participant contributions	**54**	47	48
Interest cost	**212**	207	206
Actual return on assets	**(265)**	(310)	92
Plan amendments	**83**	1	23
Actuarial losses on accrued benefit obligation	**193**	99	140
Curtailment and special early retirement	**10**	13	10
Benefit costs before adjustments to recognize the long-term nature of plans	**287**	57	519
Adjustments to recognize the long-term nature of plans:			
Difference between expected return and actual return on plan assets	**35**	92	(331)
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	**(188)**	(97)	(139)
Difference between amortization of past service costs for year and actual plan amendments for year	**(74)**	4	(17)
Defined benefit pension cost recognized	**60**	56	32

(in millions of Canadian dollars, unless otherwise noted)

The following table represents the periodic cost for the other benefit plans:

	2004 $	2003 $	2002 $
Current service cost, net of participant contributions	**2**	3	4
Interest cost	**13**	12	14
Plan amendments	**12**	–	–
Actuarial (gains) losses on accrued benefit obligation	**28**	(7)	28
Curtailment and special early retirement	**3**	1	–
Benefit costs before adjustments to recognize the long-term nature of plans	**58**	9	46
Adjustments to recognize the long-term nature of plans:			
Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligation for year	**(25)**	8	(28)
Difference between amortization of past service costs for year and actual plan amendments for year	**(11)**	–	–
Other benefit cost recognized	**22**	17	18

j) Measurement date and assumptions

The Company uses December 31 as the measurement date for all the defined benefit pension plans and other benefit plans.

Weighted average assumptions used to determine net defined benefit plan and other benefit costs for the years ended as at December 31, were as follows:

	2004 %	2003 %	2002 %
Discount rate	**6.25**	6.50	6.75
Expected long-term return on plan assets	**7.50**	7.75	8.00
Rate of compensation increase	**4.00**	3.60	3.55

Weighted average assumptions used to determine benefit obligations as of December 31 were as follows:

	2004 %	2003 %
Discount rate	**6.00**	6.25
Rate of compensation increase	**3.75**	4.00

Assumed health care cost trend rate for other benefit plans as of December 31 is as follows:

	2004 %	2003 %
Initial health care cost trend rate	**11.76**	9.65
Cost trend rate declines to	**7.32**	5.83
Year that the rate reaches the rate it is assumed to remain at	**2014**	2013

(in millions of Canadian dollars, unless otherwise noted)

k) Sensitivity analysis
Assumed health care cost trend rate has an effect on the amounts reported for the other benefit plans. A one-percentage-point increase or decrease in assumed health care trend rate would have the following impact on:

	Increase of 1% $	Decrease of 1% $
Net periodic benefit cost	1	(1)
Accrued benefit obligation	16	(14)

l) Expected benefit payments
Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows for the years ending December 31:

	Pension benefits $	Other benefits $
2005	210	14
2006	213	14
2007	218	15
2008	225	16
2009	235	17
2010-2014	1,317	97

The estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

23 Capital stock

a) Authorized
The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) Issued common shares

	2004		2003		2002	
	Million shares	**$**	Million shares	$	Million shares	$
Common shares, beginning of year	**440**	**3,517**	440	3,520	440	3,520
Share purchase financing agreements	**-**	**-**	-	(3)	-	-
Common shares, end of year	**440**	**3,517**	440	3,517	440	3,520

The outstanding employee stock purchase loans receivable from employees totalled $3 million as at December 31, 2004 (2003 – $3 million, 2002 – $5 million). Those loans were granted to certain designated executives in an amount equal to the purchase price of the common shares acquired. The loans mature at various dates from 2005 to 2009. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid.

On a per share basis, dividends declared for the year ended December 31, 2004 totalled $0.10 (2003 – $0.175, 2002 – $0.40).

(in millions of Canadian dollars, unless otherwise noted)

24 Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to common shares by the weighted average number of common shares during the year, plus the potential dilutive effect of the exercise of stock options. The diluted earnings (loss) per share is calculated using the treasury method. Under this method, the proceeds from potential exercise of such stock options are assumed to be used to purchase "common shares".

For the years ended December 31, 2004, 2003 and 2002, the exercise of outstanding stock options would have had a non-dilutive effect on the earnings (loss) per share.

25 Stock-based compensation plans

a) Employees share ownership plan
On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deductions, up to $3,000 annually. On January 31 of each year, provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares are purchased on the open market. Over the last three years, the Company has not incurred any significant expense under this plan.

b) Performance share units plan
The Company has established a performance share units ("PSUs") plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return ("TSR"), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of the Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. Effective January 1, 2004, the Company decided to discontinue the PSUs plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at December 31, 2004, the total number of PSUs outstanding was 317,083 (2003 - 322,762 PSUs) and no significant amount was payable under this plan. In addition, over the last three years, no significant expense was incurred as a result of this plan.

c) Deferred share units plans
The Company has established a deferred share units plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units ("DSUs"). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at December 31, 2004, 331,930 DSUs were outstanding (2003 - 212,118 DSUs), and no significant amount was payable under this plan.

Non-employee directors of the Company are also given the option to receive part of their annual retainer, meeting fees and awards under the Directors' Share Award Plan in the form of DSUs. A DSU is paid to a director upon termination of Board service and is payable in the form of cash. As at December 31, 2004, 136,799 DSUs are outstanding (2003 - 135,357 DSUs), and no significant amount was payable under this plan.

In addition, over the last three years, no significant expense was incurred as a result of these plans.

d) Restricted share units plan
Effective January 1, 2004, the Company implemented a new restricted share units ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptional basis, other selected high potential an/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the year ended December 31, 2004, the Company granted 693,320 RSUs. As at December 2004, 685,511 RSUs were outstanding. During the year, under this plan, the Company has not incurred any significant expense, and there was no significant amount payable.

e) Stock option plans

The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the granting date of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted.

As mentioned in note 1, effective January 1, 2004, the Company records a stock options' expense based on the fair value-based method.

The fair value of each option granted during the years ended December 31, 2004, 2003 and 2002, was estimated on the granting date using the Black & Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Assumptions			
Dividend yield	**1.0%**	3.6%	3.0%
Volatility	**32.5%**	36.5%	29.9%
Risk-free interest rate	**4.1%**	4.7%	5.2%
Expected option lives (in years)	**6.1**	5.9	5.9
Weighted average fair value of each option ($/option)	**4.19**	4.78	5.33

During the year ended December 31, 2004, under the stock option plans, as described above, an amount of $6 million (2003 – $4 million, 2002 – $2 million) was included in "Contributed Surplus" in the consolidated balance sheets in conjunction with the recognition of stock-based compensation expense. The related expense is included in "Selling, general and administrative expenses" in the consolidated statements of earnings.

A summary of the status of the stock option plans as at December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

	2004		2003		2002	
	Options (in millions of shares)	**Weighted average exercise price $/option**	Options (in millions of shares)	Weighted average exercise price $/option	Options (in millions of shares)	Weighted average exercise price $/option
Outstanding, beginning of year	**13.0**	**13.95**	10.9	14.75	8.9	15.18
Granted	**1.3**	**10.45**	2.3	10.94	2.3	13.32
Forfeited	**(0.3)**	**13.91**	(0.2)	21.45	(0.3)	17.87
Expired	**(0.1)**	**15.54**	–	–	–	–
Outstanding, end of year	**13.9**	**13.61**	13.0	13.95	10.9	14.75
Options exercisable, end of year	**9.5**	**14.61**	7.9	15.20	5.9	16.21

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding (in millions of shares)	Average remaining life (in years)	Weighted average exercise price $/option	Options exercisable (in millions of shares)	Weighted average exercise price $/option
$9.74 to $10.45	1.3	9	10.42	–	9.83
$10.66 to $11.73	2.2	8	10.98	0.6	10.98
$11.77 to $12.23	1.8	6	11.82	1.4	11.82
$12.86 to $13.33	2.3	7	13.32	1.3	13.32
$13.42 to $14.27	1.5	5	13.45	1.5	13.44
$14.40 to $15.99	2.3	4	14.45	2.3	14.45
$16.42 to $17.94	0.9	1	17.56	0.9	17.56
$18.50 to $21.53	1.6	3	19.38	1.5	19.38
	13.9	6	13.61	9.5	14.61

26 Foreign currency translation adjustment

Regarding investments in self-sustaining operations, the foreign currency translation adjustment represents the unrealized gain or loss on the Company's net investment. These valuation adjustments are recognized in earnings only when there is a reduction in the Company's investment in the respective foreign operations.

	2004 $	2003 $	2002 $
Foreign currency translation adjustment, beginning of year	**(266)**	49	17
Unrealized gains (losses) for the year on translation of net assets	**(70)**	(315)	32
Foreign currency translation adjustment, end of year	**(336)**	(266)	49

27 Financial instruments and risk management

a) Foreign exchange risk management

The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.

The Company had the following US dollar zero cost tunnels contracts outstanding at December 31:

	Contract rates to convert US$ into Canadian dollars				Contract amount	
Maturity	**2004 Average floor**	**2004 Average ceiling**	2003 Average floor	2003 Average ceiling	**2004 (in millions of US dollars)**	2003 (in millions of US dollars)
2004	**–**	**–**	1.4695	1.5321	**–**	540
2005	**1.3337**	**1.3950**	1.3579	1.4206	**595**	239
2006	**1.2581**	**1.3193**	–	–	**186**	–

The Company had the following Euro zero cost tunnels contracts outstanding at December 31:

	Contract rates to convert Euros into Canadian dollars				Contract amount	
Maturity	**2004 Average floor**	**2004 Average ceiling**	2003 Average floor	2003 Average ceiling	**2004 (in millions of Euros)**	2003 (in millions of Euros)
2004	**–**	**–**	1.5649	1.6162	**–**	72
2005	**1.5944**	**1.6572**	–	–	**49**	–

The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2004, the Company would have received a net amount of $93 million (2003 – $102 million) had it settled its then outstanding foreign exchange contracts.

b) Interest rate risk management

The Company uses interest rate swap agreements to manage the fixed and floating interest rate mix of its recourse debt portfolio and related cost of borrowing whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates calculated by reference to the notional amounts. Interest expense on the debt is adjusted to include payments made or received under these agreements. The related amount receivable or payable from counterparts is included in "Accounts receivable" or "Accounts payable and accrued liabilities".

As at December 31, 2004, in order to hedge changes in fair value that are due to changes in market interest rates for a portion of the debt, the Company had US$1,050 million (2003 – US$850 million) of interest rate swap contracts designated as hedges on the interest expense of various notes maturing in 2005 through 2011. The interest paid under these agreements is based on the six month LIBOR rate.

The Company would have paid $17 million (2003 – $18 million) had it settled its interest rate swap contracts outstanding as at December 31, 2004.

As at December 31, 2004, the Company had $6 million (2003 – $8 million) of deferred gain realized on the early termination of interest rates swap contracts. This gain will be amortized against interest expense over the remaining term of the original contracts maturing in 2006 and 2007.

c) Credit risk management

The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, paper converting, advertising and lumber wholesaling and retailing businesses.

(in millions of Canadian dollars, unless otherwise noted)

The Company has an ongoing program to sell up to US$500 million of accounts receivable, with minimal recourse pursuant to sale agreements. The book value of the retained interests, evaluated using a fair value model, approximates fair value. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. Since the fees received for servicing the accounts receivable approximate the value of services rendered, no servicing asset or liability has been recorded.

Under the program, the outstanding balance as at December 31, 2004 was $441 million (2003 – $504 million). The net cash paid during the year, $39 million (2003 – $116 million received), is presented as a change in non-cash operating working capital components.

The Company is exposed to credit risk on the favorable fair value of its derivative financial instruments. In order to mitigate that risk, the Company contracts its derivative financial instruments with credit worthy financial institutions.

d) Fair value of financial instruments
The carrying amount of the Company's other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The differences between the carrying and the fair value of financial instruments contracted by the Company arise in part, from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 21 "Long-term debt" for a comparison of the carrying and the fair value of the Company's long-term debt.

28 Commitments and contingencies

a) Contingencies
In the normal course of business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

Although the Company considers the provision to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at December 31, 2004, or with respect to future claims, cannot be predicted with certainty, it is management's opinion that their resolution will not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

b) Environment matters
The Company is subject to environmental laws and regulations, enacted by Federal, Provincial, State and local authorities.

In 2004, the Company's operating expenditures for environmental matters, which comprise air emission, effluent treatment, landfill operation and closure, bark pile management and silviculture activities, amounted to $91 million (2003 – $97 million, 2002 – $98 million). The Company made capital expenditures for environmental matters of $40 million in 2004 (2003 – $20 million, 2002 – $12 million) for the improvement of effluent treatment, air emissions and remedy actions to address environmental compliance.

While the Company believes that it has identified costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations. These efforts may result in the identification of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.

Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, management believes that such additional remediation costs would not have a material adverse effect on the Company's consolidated financial position, earnings and cash flows.

As at December 31, 2004, the Company had an aggregate provision of $22 million (2003 – $23 million) for environmental matters. The Company anticipates that most of the liability at December 31, 2004 will be paid out over the next five years. Provision for environmental matters are not discounted and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

As at December 31, 2004, the Company had an aggregate provision of $11 million (2003 – nil) for asset retirement obligations. The Company anticipates that most of the liability at December 31, 2004 will be paid out over the next five years. Provision for asset retirement obligations is discounted and is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

(in millions of Canadian dollars, unless otherwise noted)

The Company has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the Company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

c) Commitments

i) Fibre supply

Historically, the fibre requirements of the Saint-Félicien mill were provided by the Company. In connection with the sale of the Mill to SFK GP (note 2), the Company and SFK GP entered into a 20-year fibre supply agreement, whereby the Company will use its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 tonnes of fibre per year.

ii) Other

In the normal course of its business activities, the Company has other commitments under various equipment and office operating leases for which no material cash outflows are expected.

d) Indemnities

The Company has, over time, sold portions of its business, including, most recently, the sale of the Saint-Félicien mill to SFK GP. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnities made by the Company on issues such as tax, environment, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

Historically, the Company has not incurred any significant expense under such agreements.

29 Related party transactions

Up to February 27, 2004, the Company owned a 25% interest in SFK GP. The following table summarizes the transactions between the Company and SFK GP until that date. These transactions were in the normal course of operations and have been carried out on the same terms the Company would have applied to unrelated parties and were accounted for at the exchange value, except for the fibre supply contract referred to in note 28.

	2004	2003	2002
	$	$	$
Value of fibre supplied to SFK GP	**14**	92	36
Purchases of market pulp	**3**	25	13
Account receivable from SFK GP (as at December 31)	**–**	2	5

Years ended December 31, 2004, 2003 and 2002
(in millions of Canadian dollars, unless otherwise noted)

30 Differences between Canadian and United States generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

a) Net earnings (loss) adjustments
The following table provides a reconciliation of the net earnings (loss) under Canadian GAAP to US GAAP:

	2004 $	2003 $	2002 $
Net earnings (loss), as reported in the consolidated statements of earnings per Canadian GAAP	(36)	175	257
Current year adjustments			
Currency options and forward contracts (1)	–	18	23
Stock-options expense (8)	(2)	4	2
Income tax expense	–	(6)	(2)
Net earnings (loss), as adjusted per US GAAP	(38)	191	280
Composition of net earnings, as adjusted per US GAAP			
Earnings (loss) from continuing operations	(113)	194	(26)
Earnings (loss) from discontinued operations	75	(3)	306
Net earnings (loss), as adjusted per US GAAP	(38)	191	280
Per share data (basic and diluted), as adjusted per US GAAP			
Earnings (loss) from continuing operations	(0.26)	0.44	(0.06)
Earnings (loss) from discontinued operations	0.17	–	0.69
Net earnings (loss), as adjusted per US GAAP	(0.09)	0.44	0.63

All numerical references in this table relate to note 30 d).

(in millions of Canadian dollars, unless otherwise noted)

b) Condensed consolidated balance sheets

The following table presents the condensed consolidated balance sheets under Canadian GAAP and US GAAP:

	2004		2003	
	Canadian GAAP $	**US GAAP $**	Canadian GAAP $ (restated – note 1)	US GAAP $
ASSETS				
Current assets (1) (7)	**1,402**	**1,302**	1,238	1,097
Investments (3)	**20**	**567**	273	858
Property, plant and equipment	**5,822**	**4,967**	6,421	5,609
Intangible assets (5)	**474**	**575**	489	520
Employee future benefits (5)	**176**	**–**	56	–
Future income taxes (5)	**392**	**403**	296	304
Other assets (6)	**128**	**119**	91	78
Goodwill (4)	**1,373**	**1,330**	1,377	1,334
	9,787	**9,263**	10,241	9,800
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities (2)	**1,554**	**1,379**	1,365	1,166
Long-term debt (2) (6)	**4,340**	**4,079**	4,641	4,433
Employee future benefits (5)	**150**	**628**	142	405
Future income taxes (1) (5)	**899**	**721**	934	851
Deferred gain	**–**	**–**	122	122
Non-controlling interests	**118**	**83**	167	125
Shareholders' equity (8)	**2,726**	**2,373**	2,870	2,698
	9,787	**9,263**	10,241	9,800

All numerical references in this table relate to note 30 d).

c) Condensed consolidated statements of cash flows

The following table presents the condensed consolidated statements of cash flows under Canadian GAAP and US GAAP:

	2004		2003		2002	
	Canadian GAAP $	**US GAAP $**	Canadian GAAP $ (restated – note 1)	US GAAP $	Canadian GAAP $ (restated – note 1)	US GAAP $
Cash flows from operating activities (9)	**66**	**8**	61	45	243	175
Cash flows from (used in) financing activities	**239**	**168**	179	150	(551)	(465)
Cash flows from (used in) investing activities	**(218)**	**(49)**	(312)	(274)	200	181
Cash generated by discontinued operations (10)	**–**	**–**	–	–	51	51
Increase (decrease) in cash and cash equivalents	**87**	**127**	(72)	(79)	(57)	(58)
Currency translation adjustment on cash	**(5)**	**(4)**	(21)	(9)	(5)	(4)
Cash and cash equivalents (bank indebtedness), beginning of year	**53**	**(12)**	146	76	208	138
Cash and cash equivalents (bank indebtedness), end of year	**135**	**111**	53	(12)	146	76

All numerical references in this table relate to note 30 d).

(in millions of Canadian dollars, unless otherwise noted)

d) Differences between Canadian and US GAAP

1) Currency options and forward contracts

The Company has outstanding options and/or forward contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of 2 years. On January 1, 2001, under US GAAP, the Company adopted the FASB Statement of Financial Accounting Standards ("SFAS") 133, *Accounting for Derivative Instruments and Hedging Activities* as amended by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. In accordance with these statements, the Company has recorded in its balance sheets the fair value of the options and forward contracts used to hedge a portion of the Company's revenues. Changes in the fair value of these options and forward contracts are recorded in "Other comprehensive income (loss)", a separate component of Shareholders' equity until the underlying transaction is recorded in earnings. There are no similar fair value recognitions under Canadian GAAP. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated other comprehensive income (loss)" to the consolidated statements of earnings on the same line as the underlying transaction ("Sales"). Any ineffective portion of hedging derivative's change in fair value is recognized immediately into earnings. The fair value of derivative contracts that is recognized in the balance sheets is included in accounts receivable or accounts payable. Cash flows related to the derivative instruments are included in operating activities.

Based on the current value, the estimated net amount of the existing gain for options and forward contracts on the reporting date that is expected to be reclassified to earnings within the next twelve months amounted to US$69 million.

There was no transition amount upon the adoption of SFAS 133. Prior to January 1, 2001, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized to income immediately. Under Canadian GAAP, gains and losses related to these contracts are included in "Sales". The adjustments to earnings in 2003 and 2002 relate to contracts that matured in those periods, which existed on January 1, 2001 that had been previously marked to market under US GAAP but were accounted for as hedges under Canadian GAAP.

2) Interest rate swap contracts

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Under Canadian GAAP, an outstanding interest rate swap contract's fair value is not recognized on the balance sheet. In US GAAP under SFAS 133, when an interest rate swap contract is designated as an effective fair value hedge of the debt, the swap is measured at fair value on the balance sheets and the offset is applied to the carrying value of the debt. Cash flows related to the derivative instruments are included in operating activities.

In 2002, the Company terminated, prior to maturity, some of its interest rate swap contracts for net cash proceeds of $11 million. Under Canadian GAAP, the gain arising from these transactions is recorded as a deferred gain and amortized in reduction of interest on long-term debt, on the initial term of interest payments being hedged by the contracts. Under US GAAP, the gain is deferred by adjusting long-term debt value accordingly and amortized using the effective interest method. No difference arises from the application of the different amortization methods under US GAAP and Canadian GAAP.

3) Joint ventures

The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method. This difference does not affect net earnings (loss).

4) Duplicate property provisions

Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP would not have permitted this accounting treatment in accordance with Emerging Issues Task Force Abstract 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination* and these costs would have been recorded in earnings.

5) Employee future benefits

The provisions of SFAS 87, *Employers' Accounting for Pensions* required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeds plan assets fair value. With regards to these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded net of income tax in "Other comprehensive income (loss)". There are no such requirements under Canadian GAAP.

The projected benefit obligation and accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $3,448 million, $3,188 million and $2,680 million, respectively, as at December 31, 2004 (2003 – $2,888 million, $2,567 million and $2,231 million, respectively).

(in millions of Canadian dollars, unless otherwise noted)

6) Long-term debt discounts
Under Canadian GAAP, long-term debt issue discounts are presented in "Other assets" as a deferred charge. US GAAP requires that long-term debt discounts be reported as a direct reduction of the long-term debt.

7) Accounts receivable
As at December 31, 2004, accounts receivable included $121 million of non-trade receivables (2003 – $101 million).

8) Stock-based compensation plan
Effective January 1, 2004, for US GAAP purposes, the Company adopted the fair value method of accounting using the modified prospective method of SFAS 148, *Accounting for Stock-Based Compensation-Transition and Disclosure – an amendment of FASB Statement No. 123*. Accordingly, the compensation expense for 2004 reflects the fair value of all stock options granted since January 1, 2004 as well as the relevant portion of grants made prior to January 1, 2004 that were not vested at that date.

Under Canadian GAAP, the Company has adopted the new recommendations of Section 3870 of the Handbook, *Stock-based Compensation and Other Stock-based Payments* which also states that a fair value based measurement must be used. However, the recommendations were applied retroactively with restatements for all stock options granted since January 1, 2002. Consequently, under US GAAP, the loss for 2004 was $2 million higher (2003 – the net earnings were $4 million higher, 2002 – the net earnings were $2 million higher).

Under SFAS 123, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share using the fair value method of accounting for stock-based compensation and other stock-based payments granted prior to January 1, 2004. Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2003 would have been reduced, on a pro forma basis, by $9 million, $0.02 per common share and $0.02 per common share, respectively (2002 – $10 million, $0.03 per common share and $0.03 per common share, respectively) for stock-based and other stock-based payments granted before January 1, 2004.

9) Dividends or cash distributions from joint ventures
For the year ended December 31, 2004, the Company received dividends or cash distributions in the amount of $31 million from its joint ventures (2003 – $46 million, 2002 – $39 million).

10) Discontinued operations
As discussed in note 13, the Company sold its remaining interest in SFK GP. Following the disposal, the Company neither has significant involvement nor significant continuing cash flows from the St-Félicien mill. The results of the St-Félicien mill and the interest in SFK GP have accordingly been reclassified as discontinued operations for US GAAP purposes.

11) Investment tax credits
Investment tax credits are recognized in earnings as a reduction of research and development expenses when the Company has made the qualifying expenditures and has a reasonable assurance that the credits will be realized.

Under US GAAP, the investment tax credit has been recorded as a reduction of the income tax expense or an increase of the income tax recovery. The investment tax credit for the year ended December 31, 2004 amounted to $13 million (2003 – $26 million, 2002 – $2 million).

12) Consolidation of variable interest entities
Effective January 1, 2004, the Company adopted the recommendations of FIN-46(R) issued by the FASB, *Consolidation of Variable Interest Entities*. This statement addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The implementation of this guideline has not had any impact on the Company's consolidated financial statements.

(in millions of Canadian dollars, unless otherwise noted)

e) Comprehensive income (loss) and accumulated other comprehensive income (loss)

i) Comprehensive income (loss)

Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income (loss). This statement would be as follows for the years ended December 31:

	2004 $	2003 $	2002 $
Net earnings (loss) in accordance with US GAAP	**(38)**	191	280
Other comprehensive income (loss)			
Foreign currency translation adjustment	**(70)**	(315)	32
Gain (loss) on currency options and forward contracts qualifying as a cash flow hedge, net of taxes of $3 million (2003 – $47 million, 2002 – $22 million) (1)	**(6)**	96	48
Additional minimum liability adjustments of defined benefit pension plans, net of taxes of $76 million (2003 – $37 million, 2002 – recovery of $128 million) (5)	**(175)**	81	(275)
	(251)	(138)	(195)
Comprehensive income (loss)	**(289)**	53	85

All numerical references in this table relate to note 30 d).

ii) Accumulated other comprehensive income (loss)

	2004 $	2003 $
Foreign currency translation adjustment	**(336)**	(266)
Unrealized gain on currency options and forward contracts (1)	**64**	70
Additional minimum liability of defined benefit pension plans (5)	**(374)**	(199)
Accumulated other comprehensive loss	**(646)**	(395)

All numerical references in this table relate to note 30 d).

f) Recent accounting developments

i) Inventory costs

In November 2004, the FASB issued SFAS 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4*. This standard requires the allocation of fixed production overheads over normal capacity and the expensing of abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The Company must apply this standard at the latest on January 1, 2006. The application of this standard is not expected to have any impact on the Company's consolidated financial statements.

ii) Stock-based compensation

In December 2004, the FASB has issued SFAS 123 (Revised). This standard amends SFAS 123, *Accounting for Stock-Based Compensation* and supersedes SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123*. The principal amendments relate to the requirement to use a fair value method to record stock-based compensation, to the measurement methodology to evaluate equity instruments such as options and to the financial statement disclosure requirements. The Company must apply this standard at the latest for annual or interim periods beginning on or after June 15, 2005. The application of this standard is not expected to have significant impacts on the Company's consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION - 2004
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

	1st quarter $	2nd quarter $	3rd quarter $	4th quarter $	Year 2004 $
Sales	1,355	1,439	1,528	1,479	**5,801**
Cost of products sold	997	1,006	1,050	1,085	**4,138**
Distribution costs	147	152	161	171	**631**
Countervailing and anti-dumping duties	23	29	38	(40)	**50**
Selling, general and administrative expenses	46	47	48	46	**187**
Mill closure elements	7	-	(8)	33	**32**
Amortization of plant and equipment	148	150	153	515	**966**
Amortization of intangible assets	4	4	4	4	**16**
Goodwill impairment	-	-	-	-	**-**
Operating profit (loss) from continuing operations	(17)	51	82	(335)	**(219)**
Financial expenses	93	99	101	95	**388**
Loss (gain) on translation of foreign currencies	42	82	(239)	(209)	**(324)**
Other expenses (income)	4	(23)	-	3	**(16)**
Earnings (loss) from continuing operations before the following items	(156)	(107)	220	(224)	**(267)**
Income tax expense (recovery)	(45)	(28)	30	(118)	**(161)**
Share of loss (earnings) from investment subject to significant influence	(3)	(1)	-	(2)	**(6)**
Non-controlling interests	(2)	1	8	4	**11**
Earnings (loss) from continuing operations	(106)	(79)	182	(108)	**(111)**
Earnings (loss) from discontinued operations	75	-	-	-	**75**
Net earnings (loss)	(31)	(79)	182	(108)	**(36)**
Per share (basic and diluted)					
Earnings (loss) from continuing operations	(0.24)	(0.18)	0.41	(0.24)	**(0.25)**
Net earnings (loss)	(0.07)	(0.18)	0.41	(0.24)	**(0.08)**
Weighted average number of common shares outstanding (in millions)	440	440	440	440	**440**
Common shares outstanding, end of period (in millions)	440	440	440	440	**440**

Shipments

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year 2004
Newsprint [1]	1,140	1,084	1,139	1,200	**4,563**
Value-added groundwood papers [1]	437	447	474	484	**1,842**
Wood products [2]	488	558	574	549	**2,169**

(1) in thousands of tonnes
(2) in millions of board feet

QUARTERLY FINANCIAL INFORMATION - 2003
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

	1st quarter $	2nd quarter $	3rd quarter $	4th quarter $	Year 2003 $
Sales	1,352	1,386	1,340	1,372	5,450
Cost of products sold	1,019	1,054	1,003	1,060	4,136
Distribution costs	141	156	144	146	587
Countervailing and anti-dumping duties	19	20	20	18	77
Selling, general and administrative expenses	47	45	46	47	185
Mill closure elements	–	–	–	67	67
Amortization of plant and equipment	158	154	155	220	687
Amortization of intangible assets	4	4	4	4	16
Goodwill impairment	–	–	–	21	21
Operating profit (loss) from continuing operations	(36)	(47)	(32)	(211)	(326)
Financial expenses	102	97	97	93	389
Loss (gain) on translation of foreign currencies	(274)	(298)	(13)	(156)	(741)
Other expenses (income)	3	2	2	2	9
Earnings (loss) from continuing operations before the following items	133	152	(118)	(150)	17
Income tax expense (recovery)	(43)	7	(49)	(66)	(151)
Share of loss (earnings) from investment subject to significant influence	–	–	1	(1)	–
Non-controlling interests	(4)	(1)	–	(5)	(10)
Earnings (loss) from continuing operations	180	146	(70)	(78)	178
Earnings (loss) from discontinued operations	–	–	–	(3)	(3)
Net earnings (loss)	180	146	(70)	(81)	175
Per share (basic and diluted)					
Earnings (loss) from continuing operations	0.41	0.33	(0.16)	(0.18)	0.40
Net earnings (loss)	0.41	0.33	(0.16)	(0.18)	0.40
Weighted average number of common shares outstanding (in millions)	440	440	440	440	440
Common shares outstanding, end of period (in millions)	440	440	440	440	440

Shipments

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year 2003
Newsprint (1)	1,116	1,179	1,115	1,201	4,611
Value-added groundwood papers (1)	434	455	458	463	1,810
Wood products (2)	453	535	466	476	1,930

(1) in thousands of tonnes
(2) in millions of board feet

(in millions of Canadian dollars, unless otherwise noted)

	2004 $	2003 $	2002 $	2001 $
Earnings (3) (4) (5) (6) (7)				
Sales	**5,801**	5,450	5,739	6,429
Cost of products sold	**4,138**	4,136	4,107	4,018
Distribution costs	**631**	587	591	592
Countervailing, anti-dumping and other duties	**50**	77	26	26
Selling, general and administrative expenses	**187**	185	171	172
Mill closure elements	**32**	67	–	–
Amortization of plant and equipment	**966**	687	648	640
Amortization of intangible assets	**16**	16	16	16
Goodwill impairment	**–**	21	–	–
Operating profit (loss) from continuing operations	**(219)**	(326)	180	965
Financial expenses	**388**	389	444	470
Loss (gain) on translation of foreign currencies	**(324)**	(741)	(54)	265
Other expenses (income)	**(16)**	9	13	13
Earnings (loss) from continuing operations before the following items	**(267)**	17	(223)	217
Income tax expense (recovery)	**(161)**	(151)	(181)	84
Share of earnings from investments subject to significant influence	**(6)**	–	–	–
Non-controlling interests	**11**	(10)	7	23
Goodwill amortization	**–**	–	–	40
Earnings (loss) from continuing operations	**(111)**	178	(49)	70
Earnings (loss) from discontinued operations	**75**	(3)	306	36
Net earnings (loss)	**(36)**	175	257	106
Net earnings per share (1) (8)	**(0.08)**	0.40	0.58	0.24
Dividends declared per share (1) (8)	**0.100**	0.175	0.400	0.400
Balance sheet (3) (5) (6) (8)				
Current assets	**1,402**	1,238	1,520	1,582
Current assets of discontinued operations	**–**	–	–	58
Property, plant and equipment	**5,822**	6,421	7,138	7,531
Intangible assets	**474**	489	501	517
Employee future benefits (3)	**176**	56	12	–
Future income taxes (3)	**392**	296	221	99
Investments and other assets	**148**	364	338	155
Goodwill	**1,373**	1,377	1,426	1,420
Non-current assets of discontinued operations	**–**	–	–	106
Total assets	**9,787**	10,241	11,156	11,468
Current liabilities	**1,554**	1,365	1,325	1,406
Current liabilities of discontinued operations	**–**	–	–	9
Long-term debt	**4,340**	4,641	5,408	5,809
Employee future benefits (3)	**150**	142	147	204
Future income taxes (3)	**899**	934	986	980
Deferred gain	**–**	122	134	–
Non-controlling interests	**118**	167	70	69
Non-current liabilities of discontinued operations	**–**	–	–	20
Shareholders' equity	**2,726**	2,870	3,086	2,971
Total liabilities and shareholders' equity	**9,787**	10,241	11,156	11,468
Book value per share (1)	**6.19**	6.52	7.01	6.75

1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.
2. "Cash flows" figures for 1997 to 2004 inclusive reflect new CICA recommendations. The entry was formerly "Changes in financial position".
3. Financial statements figures for 1998 to 2004 inclusive reflect new CICA recommendations regarding future income taxes and employee future benefits.
4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

2000	1999	1998	1997	1996	1995	1994
$	$	$	$	$	$	$
5,650	2,498	2,261	1,667	1,572	877	693
3,814	1,643	1,375	1,001	847	495	414
278	271	201	171	165	104	91
2	7	6	(2)	15	–	(22)
167	64	63	53	51	32	27
–	–	–	–	–	–	–
489	209	179	151	127	46	39
12	3	3	3	3	3	2
–	–	–	–	–	–	–
888	301	434	290	364	197	142
407	93	96	82	67	(6)	13
95	–	–	–	–	–	–
(7)	(14)	5	1	2	–	5
393	222	333	207	295	203	124
147	34	113	83	113	68	47
–	–	–	–	–	–	–
16	10	15	9	15	17	2
30	10	10	–	–	–	–
200	168	195	115	167	118	75
93	48	34	40	31	123	39
293	216	229	155	198	241	114
0.76	0.86	0.93	0.63	0.82	1.11	0.57
0.360	0.238	0.224	0.202	0.233	0.227	0.087
1,599	736	803	520	562	385	382
60	55	57	51	47	56	47
7,382	2,513	2,405	1,717	1,768	644	488
532	44	47	51	54	57	35
						5
16	14	10	–	–	–	–
124	101	175	95	74	42	33
1,337	154	158	–	–	–	–
108	111	123	132	138	145	151
11,158	3,728	3,778	2,566	2,643	1,329	1,141
1,688	422	531	310	363	230	142
10	9	16	69	65	(10)	30
5,265	1,281	1,341	742	908	216	259
257	38	36	7	8	8	–
873	421	392	200	173	86	77
–	–	–	–	–	–	–
60	45	61	48	47	41	67
21	23	24	25	25	27	28
2,984	1,489	1,377	1,165	1,054	731	538
11,158	3,728	3,778	2,566	2,643	1,329	1,141
6.78	5.99	5.57	4.69	4.25	3.34	2.46

5. Financial statements figures for 2000 to 2004 inclusive reflect new CICA recommendations regarding foreign currency translation.
6. Certain financial statements figures have been reclassified to conform to the current year presentation, including the presentation of discontinued activities.
7. Sales figures are now presented before distribution costs and countervailing, anti-dumping and other duties, as per new CICA recommendations.
8. Net earnings for 2003 and 2002 have been restated to include the stock options cost, as per new CICA recommendation.

(in millions of Canadian dollars, unless otherwise noted)

	2004 $	2003 $	2002 $	2001 $
Cash flows (2) (3) (4) (5) (8)				
Continuing operating activities				
Earnings (loss) from continuing operations and items not affecting cash	**218**	(97)	309	1,041
Changes in non-cash operating working capital components	**(152)**	158	(66)	(51)
Cash flows from continuing operating activities	**66**	61	243	990
Financing activities of continuing operations				
Net proceeds on issuance of shares	**–**	2	–	–
Increase in long-term debt	**1,380**	1,595	911	1,579
Repayment of long-term debt	**(1,067)**	(1,334)	(1,281)	(1,599)
Cash contributions by non-controlling interests	**8**	43	–	–
Dividends and cash distributions paid to shareholders and to non-controlling interests	**(73)**	(118)	(181)	(198)
Other	**(9)**	(9)	–	–
Cash flows from (used in) financing activities of continuing operations	**239**	179	(551)	(218)
Investing activities of continuing operations				
Additions to property, plant and equipment	**(385)**	(262)	(214)	(459)
Additions to intangible assets	**(1)**	(4)	–	–
Business acquisition, net of cash acquired	**8**	–	–	(286)
Acquisition of non-controlling interests	**(9)**	–	–	–
Net proceeds on disposal of discontinued operations	**112**	–	460	–
Other	**57**	(46)	(46)	16
Cash flows from (used in) investing activities of continuing operations	**(218)**	(312)	200	(729)
Cash generated by (used in) continuing operations	**87**	(72)	(108)	43
Cash generated by (used in) discontinued operations	**–**	–	51	38
Increase (decrease) in cash and cash equivalents	**87**	(72)	(57)	81
Shipments				
Newsprint (in thousands of tonnes)	**4,563**	4,611	4,624	4,456
Value-added groundwood papers (in thousands of tonnes)	**1,842**	1,810	1,770	1,761
Wood products (in millions of board feet)	**2,169**	1,930	1,759	1,704
Ratios				
Return on shareholders' equity (%) (3)	**(1.3)**	5.9	8.5	3.6
Net long-term debt to total capitalization	**0.628**	0.618	0.635	0.658

1. Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.
2. "Cash flows" figures for 1997 to 2004 inclusive reflect new CICA recommendations. The entry was formerly "Changes in financial position".
3. Financial statements figures for 1998 to 2004 inclusive reflect new CICA recommendations regarding future income taxes and employee future benefits.
4. Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

2000 $	1999 $	1998 $	1997 $	1996 $	1995 $	1994 $
912	398	403	314	362	193	136
183	(78)	29	(6)	(152)	80	87
1,095	320	432	308	210	273	223
3	10	8	6	181	1	64
5,316	144	874	306	957	87	86
(4,015)	(140)	(373)	(574)	(284)	(126)	(75)
–	–	–	–	–	–	–
(1,746)	(68)	(71)	(59)	(71)	(56)	(18)
(90)	(18)	(8)	(4)	(11)	(4)	6
(532)	(72)	430	(325)	772	(98)	63
(521)	(287)	(110)	(75)	(92)	(136)	(56)
–	–	–	–	–	–	–
(41)	(82)	(675)	(9)	(1,068)	(38)	(105)
–	–	–	–	–	(100)	–
–	–	–	–	–	–	–
9	–	(1)	6	–	–	1
(553)	(369)	(786)	(78)	(1,160)	(274)	(160)
10	(121)	76	(95)	(178)	(99)	126
90	52	(15)	48	122	80	2
100	(69)	61	(47)	(56)	(19)	128
4,667	2,275	1,848	1,439	1,189	540	544
1,406	271	248	98	89	48	16
1,828	1,476	1,325	1,275	1,136	971	827
13.1	15.1	18.0	14.0	22.2	38.0	24.8
0.642	0.468	0.478	0.406	0.480	0.097	0.148

5. Financial statements figures for 2000 to 2004 inclusive reflect new CICA recommendations regarding foreign currency translation.
6. Certain financial statements figures have been reclassified to conform to the current year presentation, including the presentation of discontinued activities.
7. Sales figures are now presented before distribution costs and countervailing, anti-dumping and other duties, as per new CICA recommendations.
8. Net earnings for 2003 and 2002 have been restated to include the stock options cost, as per new CICA recommendation.

As a listed issuer on the Toronto Stock Exchange (the "TSX"), the Company is required to disclose its approach to corporate governance on an annual basis. The disclosure must make specific reference to each of the TSX's guidelines on corporate governance (the "TSX Guidelines") and, where the approach is different from those Guidelines or where the Guidelines do not apply, must explain the differences or the reasons for their inapplicability.

The Company's shares are also listed on the New York Stock Exchange (the "NYSE"). The NYSE adopted in 2003 new corporate governance rules, which were recently amended (as amended, the "NYSE Standards"). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company will, however, be required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.

The U.S. *Sarbanes-Oxley Act of 2002* (the "Sarbanes-Oxley Act") provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.

The Company's governance practices are believed by the Board to be in full alignment with the TSX Guidelines and the applicable requirements of the Sarbanes-Oxley Act. The Company complies with all mandatory requirements of the NYSE. The Company is also in line with all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Company intends on complying with the corporate governance guidelines published for comments in October 2004 by the members of the Canadian Securities Administrators once they are finalized and come into full force and effect. The Company's governance practices as of March 1, 2005 are summarized below.

Review of TSX Guidelines and other Governance Standards

The following chart provides an analysis of the Company's governance practices against each of the fourteen TSX Guidelines. A discussion of the requirements under the Sarbanes-Oxley Act and the NYSE Standards is also provided where appropriate.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
1. Stewardship of the Corporation The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: **Is the Company in alignment?** Yes	The Board oversees the management of the business and affairs of the Company and assumes the stewardship of the business of the Company. The Board reviews and approves significant decisions and/or transactions affecting the Company and its subsidiaries, such as major capital expenditures, acquisitions or divestitures, material contracts outside the ordinary course of business and finance transactions. The Board delegates the responsibility and authority for the day-to-day operation of the Company to the management of the Company. The Board has adopted a written charter setting out its responsibilities, a copy of which may be found on the Company website at **www.abitibiconsolidated.com.**
a. Strategic planning process adoption of a strategic planning process **Is the Company in alignment?** Yes	The Board contributes to the development of a strategic direction for the Company by: • reviewing, discussing and approving the Company's strategic planning and organizational structure and process; • reviewing, on an annual basis, the Company's principal opportunities and the processes that are in place to identify such opportunities; and • reviewing and approving the Company's strategic plan and the annual business plan, including operating and capital budgets. In addition to a formal session devoted exclusively to strategic planning, the Board also discusses key strategic issues at regular intervals.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
b. Principal risks the identification of the principal risks of the corporation's business and ensuring implementation of appropriate systems to manage these risks **Is the Company in alignment?** Yes	The Board reviews the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks, as part of the annual strategic planning process described above. On an ongoing basis, the Board also monitors with management changes in the strategic environment, new key business risks and the implementation of appropriate systems to manage such risks. The Audit Committee is responsible for reviewing the Company's policies with respect to risk assessment and risk management systems and controls, and receives regular reports from management on the Company's compliance with its financial covenants, its environmental liability risk assessment, as well as accruals related thereto, its IT systems and environment, risk and insurance management and its risk management policies, including foreign exchange risk management and long-term debt risk management.
c. Succession planning succession planning, including appointing, training and monitoring senior management **Is the Company in alignment?** Yes	The Board assumes directly the following responsibilities in matters of succession planning and takes decisions on such matters on the recommendation of the HRC Committee: • selecting and appointing the Chief Executive Officer; • reviewing the performance and approving the compensation of the Chief Executive Officer and senior management, taking into consideration Board expectations and pre-approved objectives; and • reviewing the essential elements of short-term and long-term senior executive succession planning. The Board has also delegated to the Human Resources and Compensation Committee additional succession planning responsibilities, including: • approving the hiring and promoting of senior management; and • reviewing management's plans and activities for the development of key managerial personnel. The Board has adopted a written charter for the HRC Committee setting out its responsibilities, a copy of which may be found on the Company website at **www.abitibiconsolidated.com.**

The TSX Guidelines	Governance practices at Abitibi-Consolidated
d. Communications policy communications policy for the corporation. **Is the Company in alignment?** Yes	In accordance with its charter, the Board must ensure that the Company has in place comprehensive communications policies addressing how the Company should interact with analysts, investors, other stakeholders, and providing adequate procedures for compliance with the Company's continuous and timely disclosure obligations. The Company has in place a policy on disclosure, which provides guidelines for the communication of information to analysts, investors, other key stakeholders and the public. The policy on disclosure seeks to ensure that communications pertaining to the Company are timely, factual and accurate, as well as broadly disseminated in accordance with all applicable legal and regulatory requirements. The Company also developed a Corporate and Securities Compliance Program setting out procedures for the disclosure of Company information in compliance with securities and other legal requirements. In accordance with this program, the Board reviews the Company's major disclosure documents, including the annual management proxy circular, the annual information form, the annual report, the annual financial reports and related press releases. Responsibility for the review and approval of quarterly financial reports and related press releases is delegated to the Audit Committee. It is the Corporate Governance Committee's responsibility to review on a regular basis the Company's corporate compliance and disclosure processes and programs, including the policy on disclosure.
e. Integrity of internal control the integrity of the corporation's internal control and management information systems. **Is the Company in alignment?** Yes	The Board, through the Audit Committee, monitors the integrity of internal corporate control procedures and management information systems to manage the Company's key business risks and ensure that the value of the underlying asset base is not eroded. The Audit Committee's specific responsibilities regarding internal control procedures include: • reviewing, with management, the Company's internal information control system; • obtaining from the internal audit department and the Company's external auditor the major findings and internal control recommendations reported during the period under review, reviewing management's response and follow-up to such recommendations in order to monitor whether management has implemented an effective system of internal accounting control; • reviewing policies and procedures for the receipt, retention and treatment of complaints from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters; and • reviewing with management the Company's financial computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures. The Board has adopted a written charter for the Audit Committee setting out its responsibilities, a copy of which may be found on the Company website at **www.abitibiconsolidated.com.**

The TSX Guidelines	Governance practices at Abitibi-Consolidated
SARBANES-OXLEY ACT The audit committee of the company must ensure that the company puts in place a procedure for receiving, retaining and handling complaints concerning accounting, internal accounting controls and auditing matters, including on an anonymous basis.	The Company's code of conduct for directors and management and the code of conduct for non-unionized employees provide a procedure for receiving, retaining and handling complaints concerning accounting, internal accounting controls and auditing matters, which comply with the rules promulgated under the Sarbanes-Oxley Act.
2. Board independence The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.	Of all of the Company's directors, only John W. Weaver, the President and Chief Executive Officer, is a related and inside director. The Board has determined that all of its outside directors are currently unrelated directors for purposes of the TSX Guidelines, as explained in greater detail under the heading "Individual Unrelated Director" below.
If the corporation has a "significant shareholder", in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relations with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A "significant shareholder" is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. **Is the Company in alignment?** Yes	The Company does not have a significant shareholder.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
NYSE STANDARDS Under the NYSE Standards, which were recently amended, there is a similar requirement that a majority of directors be "independent". Such independence is contingent on an affirmative determination by the Board that a director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Certain listed relationships serve as bars to independence. The prohibition generally extends for a period of three years following the end of the relationship.	Under the NYSE Standards, the Board has determined that John W. Weaver is not considered independent. Furthermore, Mr. Ward is not considered independent under the NYSE Standards because of fees paid by the Company to his law firm in 2002. All other directors are deemed independent directors for purposes of the NYSE standards. (See also under the heading "Individual Unrelated Directors.")
3. Individual unrelated directors The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion. **Is the Company in alignment?** Yes	In determining whether directors are related, the Board considers and discusses the nature and materiality of all direct or indirect relationships between each director and the Company or its subsidiaries and affiliates, including any family, customer, joint venture, partnership, supplier or service provider relationships. Relationships analysed by the Board for purposes of its 2005 relatedness analysis, include the following: • Richard Drouin's former relationship as counsel to a firm providing legal services to the Company. Mr. Drouin has ceased practicing with such firm as of December 2003 and he no longer receives any compensation from such firm; and • Marlene Davidge and David Ward's relationships as partners of firms providing legal services to the Company. After considering the nature of the services provided by the law firms (including, the amount of compensation received by the firms and the level of involvement of each director in the provision of the services), the Board has concluded that none of the current or former service provider relationships described above is material enough to interfere with the ability of any of Mr. Drouin, Mrs. Davidge or Mr. Ward to act in the Company's best interest.
4. Nominating Committee The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis. **Is the Company in alignment?** Yes	The Corporate Governance Committee is responsible for recommending nominees for directorships in consultation with the Chair and the Chief Executive Officer. The Corporate Governance Committee is currently composed entirely of outside and unrelated directors. The Committee also monitors the membership of the Board to ensure that qualifications under any applicable laws are maintained and situations of conflict of interest are avoided. The Committee establishes a list of desired traits and characteristics for directors annually to ensure that new nominees possess attributes that will complement the overall Board expertise and experience at any given time. The Board has adopted a written charter for the Corporate Governance Committee setting out its responsibilities, a copy of which may be found on the Company website at **www.abitibiconsolidated.com.**

The TSX Guidelines	Governance practices at Abitibi-Consolidated
5. Assessing the board's effectiveness Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. **Is the Company in alignment?** Yes	Once a year, directors are required to provide to the Chair their views on: • the effectiveness of the Board; • the effectiveness of the committees of the Board; • the meaningfulness and timeliness of support information from management; • the performance of the Chair; • the performance of other directors. The aggregated results of the exercise are discussed by the Corporate Governance Committee, initially, and, thereafter by the Board. The Corporate Governance Committee may recommend changes to enhance the performance of the Board.
6. Orientation and education of directors Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. **Is the Company in alignment?** Yes	The Company conducts a comprehensive orientation program for new directors, which includes orientation sessions with other board members and senior management, as well as the distribution of relevant materials on the Company and the industry. Management has also developed a continuing education program intended to broaden and deepen directors' competencies and experience. Past events included presentations from senior management on topics of particular relevance for the Company's business, other presentations by experts on subjects such as the economy and the markets and tours of the Company's productions and operations sites.
7. Effective board size Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making. **Is the Company in alignment?** Yes	The size of the Board is authorized by the articles of the Company to be between three and twenty-one. The Corporate Governance Committee is responsible for developing criteria governing the size and overall composition of the Board. The Committee periodically examines whether the Board is large enough to benefit from a wide variety of ideas and viewpoints without compromising the communication among the directors and between the directors and management. In 2004, the Board consisted of 10 members, including Mr. Jacques Bougie, who was appointed in October 2004. An eleventh member, Dr. Hans Black, was appointed by the Board in January 2005. The Management Proxy Circular proposes 10 nominees for election as directors at the Annual Meeting on April 27, 2005.
8. Compensation of directors The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director. **Is the Company in alignment?** Yes	The Corporate Governance Committee reviews the adequacy and form of compensation of directors annually. In so doing, the Committee examines both the nature and levels of compensation paid at comparable publicly traded companies. The results of the review are discussed at the Board, along with related recommendations of the Committee for Board approval. A more detailed description of the compensation of directors is provided in the Management Proxy Circular.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
9. Committees and outside directors Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. **Is the Company in alignment?** Yes **NYSE STANDARDS** The NYSE standards require that the nominating/corporate governance committee and the compensation committee be composed entirely of "independent" directors. The committees are also required to have written charters addressing certain listed matters.	All committees of the Board are currently composed of outside directors, all of whom are unrelated. The composition of the committees and attendance record of directors can be found in the Management Proxy Circular. The charters of the committees can be found on the Company website at **www.abitibiconsolidated.com.** Each of the Corporate Governance Committee and the Human Resources and Compensation Committee are currently composed of independent directors. The charters of these committees comply with the content requirements of the NYSE standards.
10. Approach to corporate governance ***General*** Every board of directors should expressly assume responsibility for, or assign to a committee of directors, responsibility for, developing the corporation's approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines. **Is the Company in alignment?** Yes	As set out in its charter, the Corporate Governance Committee is responsible for all matters of corporate governance, including: • developing with management a set of corporate governance principles for the Company; • monitoring the Company's approach to corporate governance issues; • evaluating its practices with regard to their conformity with the laws, regulations and listing requirements to which the Company is subject; and • monitoring any disclosure documents related to corporate governance.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
SARBANES-OXLEY ACT ***Code of Conduct*** The rules promulgated under the Sarbanes-Oxley Act require public companies to disclose whether they have adopted a "code of ethics" for the executive officers and its senior financial officers. A code of ethics must be designed to deter wrongdoing and to promote certain listed items.	The Company has adopted a code of conduct for senior management and directors meeting the requirements of the Sarbanes-Oxley Act. The Company has also adopted a code of conduct for non-unionized employees. Both codes are published on the Company website at **www.abitibiconsolidated.com.** The Company will provide any person, upon request to the Secretary of the Company, with a copy of the codes of conduct free of charge. No waivers were granted from the Company's code of conduct in 2004.
NYSE STANDARDS The NYSE Standards require U.S. listed companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	The Company's codes of conduct would comply with NYSE Standards, but for the fact that they do not currently apply to unionized employees. As a foreign private issuer on the NYSE, the Company does not have to comply with the NYSE's requirements relating to codes of conduct. All the employees of the Company must comply with the usual standards of business conduct.
11. Position descriptions The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting. **Is the Company in alignment?** Yes	Written charters are currently in place for the Board and all committees of the Board. The Corporate Governance Committee reviews the charters on a yearly basis. A position description for the Chair of the Board has been adopted by the Corporate Governance Committee. The Chair's principal responsibility is to oversee the efficient operation of the Board and its committees. The Human Resources and Compensation Committee has adopted a position description for the President and Chief Executive Officer. The involvement of the Board and the Human Resources and Compensation Committee regarding corporate objectives is discussed under item 1 (c) above. The Board expects management to be responsible for the effective, efficient and prudent management of the Company. The Board has put in place delegations of authority to define the limits of management's authority and responsibilities.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
12. Board independence Every board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: **a.** appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities; or **b.** adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board. **Is the Company in alignment?** Yes	The Chair of the Board, who is not a member of management, has the responsibility of ensuring the efficient operation of the Board and its committees. The Corporate Governance Committee is entrusted with making recommendations regarding the communication process between the Board and management, reviewing the structure of the Board and the committees on an annual basis, and monitoring the quality of information provided to the Board by management. As contemplated by its Charter, the Board holds in camera sessions without management at every regular meeting, which are presided by the Chair of the Board, Mr. Richard Drouin.
NYSE STANDARDS The NYSE Standards also contain a similar requirement that non-management directors meet at regularly scheduled executive sessions without management and requires a company to disclose a method for interested parties to communicate directly with non-management directors.	The Chair of the Board presides over non-management directors' meetings. Any interested party may communicate with the Chair regarding any other concerns at the Company's corporate address: 1155 Metcalfe Street, Suite 800, Montreal, Quebec, H3B 5H2.

The TSX Guidelines	Governance practices at Abitibi-Consolidated
13. Audit committee The audit committee of every board of directors should be composed only of outside directors.	The Audit Committee is composed entirely of outside directors, all of whom are also "unrelated" directors.
The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so. **Is the Company in alignment?** Yes	The Board has adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which can be found on the Company website at **www.abitibiconsolidated.com.** The charter addresses all matters identified in TSX Guideline 13.
NYSE STANDARDS The NYSE Standards also contain certain rules pertaining to audit committees, including: **a.** requirements on independence (members must satisfy the independence criteria of the NYSE Standards (as discussed in item 2 above) and of Rule 10A-3 under the U.S. Securities Exchange Act of 1934); **b.** rules on financial literacy of members; **c.** matters to be addressed by the committee's charter; and **d.** the existence of an internal audit function.	The Company is in compliance with all NYSE audit committee requirements, except for requirements relating to the preparation of an audit committee report for inclusion in its annual proxy circular, as no report need be prepared by the Company as a foreign private issuer under U.S. law.
14. Outside advisers The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board. **Is the Company in alignment?** Yes	In accordance with its Charter, the Board and any of its committees and directors, in discharging its duties and responsibilities in connection with any meeting of the Board or of any of the committees: • shall have access to the employees and management of the Company, • may invite officers, employees or any other person to attend meetings of the Board or of any committee of the Board to assist in the discussion and examination of the matters under consideration by the Board or such committee, and • may conduct such examinations, investigations or inquiries, and engage such special legal, accounting or other external advisors, at the expense of the Company, at such times and on such terms and conditions as the Board, or any of its committees and directors, considers appropriate.

Richard Drouin
Chairman of the Board,
Abitibi-Consolidated Inc.

Mr. Drouin is currently Chairman of the Board of the Company. He is also Chairman of Stelco Inc. He was the Chairman and CEO of Hydro-Québec from 1988 to 1996. He currently sits on the boards of American Superconductor Corporation (Boston) and N'Stein Technologies. He is a Fellow of the Royal Canadian Geographical Society and Chairman of the Board of Trustees of l'Université Laval. Mr. Drouin is an Officer of the Order of Canada. In 1993, he was awarded an honorary degree from the Université Lumière in Lyon, France. He is an Honorary Consul for Great Britain in Québec.

John W. Weaver
President and Chief Executive Officer,
Abitibi-Consolidated Inc.

With a Ph.D. from the Institute of Paper Science and Technology and nearly 30 years experience in this industry, Mr. Weaver applies his intricate knowledge to several industry boards, including serving as Chairman of The Forest Products Association of Canada in 2002 and 2003.

Jacques Bougie

Mr. Bougie served as President and Chief Executive Officer of Alcan Aluminum Ltd. from 1993 to 2001. He holds a degree in Business Administration as well as a law degree from the Université de Montréal, where he also received an honorary doctorate in 2001. Mr. Bougie was made an Officer of the Order of Canada in 1994. He currently serves on the Board of Directors of Nova Chemicals Inc., Novelis, McCain Foods Limited and Rona Inc. In addition, Mr. Bougie chairs or sits on a number of advisory committees and foundations, including CGI Group Inc.

Dong Kil Cho

Mr. Cho is currently Chairman of the conglomerate Hansol Group. He joined Hansol Paper in 1986 as Manager, Corporate Planning, eventually becoming Chief Executive Officer from March 2001 to January 2002. He was also named Vice Chairman of Hansol Group in 1997, which led to his current role of Chairman, as of January 2002. Mr. Cho serves as Chairman of the Korea Tennis Association and recently has been elected Chairman of the Korea Paper Manufacturers Association. A Korean citizen, Mr. Cho is fluent in Japanese and English. He graduated from Phillips Academy in Andover, Massachusetts in 1974 and completed a B.A. in Economics from Yonsei University in Seoul, South Korea.

Marlene Davidge

Mrs. Davidge is a Partner in the law firm Torys LLP. She obtained a Bachelor's degree from University of Toronto. After obtaining her law degree from Osgoode Hall Law School, she joined Torys LLP where she continues her practice today as a partner of the firm and a leading lawyer in mergers and acquisitions, corporate finance and investment funds. She has been a member of her firm's Executive Committee and is currently a member of the Advisory Committee of University College, University of Toronto.

William E. Davis

Mr. Davis is currently President and Chief Executive Officer of the Metropolitan Development Foundation of Central New York. Prior to March 2003, he was Chairman of National Grid U.S.A., a holding company, and Chairman of Niagara Mohawk Holdings, Inc. Prior to February 2002, he was Chairman and Chief Executive Officer of Niagara Mohawk Holdings and Niagara Mohawk Power Corporation. Following his service as a U.S. Navy Officer from 1964 to 1973, he held various positions in the New York State Energy Office and the New York State Department of Commerce from 1974 to 1990. He is currently a member of the following Boards: Consol Energy Inc., Syracuse University and The Metropolitan Development Foundation of Central New York Inc. Mr. Davis holds a Bachelor's Degree from the United States Naval Academy at Annapolis, a Master's Degree from George Washington University and a Doctor of Science Degree from the State University of New York.

Lise Lachapelle

Mrs. Lachapelle is currently a Corporate Director and a consultant. A native of Montréal, Mrs. Lachapelle holds a Bachelor's degree in Business Administration from the University of Montréal (HEC). She also studied at the University of Western Ontario and the Harvard Business School. She was President and CEO of the Canadian Pulp and Paper Association from 1994 until January 2002. She is currently a member of the Board of Directors of Industrielle Alliance Inc., Russel Metals Inc., BNP-Paribas (Canada), Innergex Power Trust and Mirabaud Canada Inc. Mrs. Lachapelle also serves on the Board of l'École des Hautes Études Commerciales.

Gary J. Lukassen

Mr. Lukassen is currently a Corporate Director. After articling with Price Waterhouse in Montréal, he obtained his Chartered Accountant degree in 1967. He joined the Hudson's Bay Company (HBC) in 1975 and was appointed Senior Vice-President Financial and Administration in 1987 and Executive Vice-President and Chief Finance Officer in 1989. He was also a member of HBC's Board of Directors from 1987 to 2001. Mr. Lukassen currently serves on the following boards: The North West Company, Stelco Inc. and Spinrite Income Fund.

C. Edward Medland

Mr. Medland is currently President of Beauwood Investments Inc., a private investment company. He is also Chairman of the Board of Cadillac Fairview Corp. He was Chairman and CEO of Wood Gundy Inc. from 1972 to 1988. Mr. Medland is a graduate of the University of Toronto and holds the following directorships: Global Telecom Corp., MCM Split Share Corporation, Premium Income Corp. and Financial World Split Corp. Mr. Medland is also a former Chairman of the Board of Investment Dealers' Association of Canada as well as the Ontario Teachers' Pension Plan.

John A. Tory

Mr. Tory is currently President of Thomson Investments Limited, a holding company. Called to the Bar in 1954 and appointed Queen's Counsel in 1965, Mr. Tory serves as director of The Thomson Corporation, Rogers Communications, and the Canadian Psychiatric Research Foundation.

David A. Ward

An international taxation lawyer and founding partner of Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montréal, New York, Beijing and Paris. Mr. Ward received a Bachelor of Commerce degree from Queen's University and an LL.B. from Osgoode Hall Law School and has practiced in commercial, tax and related fields of law since 1958.

John W. Weaver
President and Chief Executive Officer

Louis-Marie Bouchard
Senior Vice-President,
Woodlands and Sawmill Operations

Alain Grandmont
Senior Vice-President,
Value-Added Paper Operations and Sales

Colin Keeler
Senior Vice-President,
North American Newsprint Sales

Paul Planet
Senior Vice-President, International
Newsprint Operations and Sales

Pierre Rougeau
Senior Vice-President, Corporate
Development and Chief Financial Officer

Thor Thorsteinson
Senior Vice-President,
North American Newsprint Operations

Bruno Tremblay
Senior Vice-President,
Business Support Services

Jacques P. Vachon
Senior Vice-President,
Corporate Affairs and Secretary

Viateur Camiré
Vice-President, Human Resources

Allen Dea
Vice-President and Treasurer

Jocelyn Pépin
Vice-President and Corporate Controller

ALTERNATIVE OFFSET®
A high-brightness uncoated groundwood paper used for direct mail printing, catalogue inserts, technical manuals, financial printing and book printing.

Basis weight
The designated fixed weight of 500 sheets, measured in pounds, in that paper's basic sheet size.

Bed Frame
Pre-cut wood components used in the assembly of box spring mattresses.

Capacity
Budgeted tonnes or lumber board feet produced per day multiplied by calendar days.

Chain-of-Custody
Through this process a forest product is tracked from a tree in the forest, through all the steps of processing and production until it reaches the consumer.

Coated paper
Grades of paper to which a coating is applied, either on the paper machine or through a subsequent process.

Communication papers
A term used to describe those paper grades used by printers and publishers in the production of books, magazines, newspapers, etc.

CSA SFM (Canadian Standards Association's Sustainable Forest Management Standard)
The CSA SFM Standard focuses on implementing systems for the sustainable management of forests through a comprehensive set of requirements that are independently audited. The CSA standard offers a structured approach to public consultation and is based on six criteria and 17 elements. The six criteria were adopted from the Canadian Council of Forest Ministers criteria for SFM, while the 17 elements are used to define the scope of each criterion.

The six criteria address biodiversity, maintenance and enhancement of forest ecosystems, conservation of soil and water resources, the contribution of forests to global ecological cycles, multiple benefits to society, and society's responsibility towards sustainable development.

The key components to obtaining CSA SFM certification are abiding by the following clauses: public participation, performance requirements, system requirements, and a third-party independent audit.

De-inking
A process of re-pulping waste paper to remove inks and other non-fibre contaminants, producing clean fibre suitable for paper manufacturing (DIP).

Directory Paper
A lightweight uncoated groundwood paper used for telephone and other directories and catalogues.

Effluent
The liquid waste of industrial processing.

Effluent treatment
Primary treatment: a process that removes suspended solids from effluent.

Secondary treatment: a process that reduces the biological oxygen demand (BOD) and toxicity of effluent.

EQUAL OFFSET®
A very bright, surface-enhanced groundwood offset that delivers "equal" opacity, brightness and caliper with exceptional savings when compared to standard offsets.

Fibre
Structural components that are separated from each other during the pulping operation and reassembled into the form of a sheet during the papermaking process. There are principally two types of fibre:

Virgin fibre: wood fibre derived from trees not previously processed into paper;

Recycled fibre: fibre derived from old magazines (OMG) and old newspapers (ONP) collected to make and strengthen recycled paper products.

Finger-jointing
A wood processing technique that consists of cutting finger profiles into the ends of wood pieces, and joining them into longer pieces with an adhesive. It is a method to create long lengths of lumber from short pieces. Two types of finger-joint styles are currently in use: horizontal and vertical finger-joints. Finger-jointing is used primarily in the construction/renovation sector as finger-jointed lumber or as paint grade products such as door jambs and window elements.

FSC (Forest Stewardship Council)
An independent, not for profit, non-government organization based in Bonn, Germany, that provides standard setting, trademark assurance and accreditation services.

Furring Strip
Small dimension lumber (1" x 2", 1" x 3", 1" x 4" and 2" x 2") used for siding or drywall support.

Grade
The classification of different types of paper and its properties. Some general paper categories include printing and writing, offset, cover, tag, and index paper. It can also refer to the quality level of the paper or to a mill's specified brand of paper.

HCVF – (high conservation value forests)
Forests of outstanding and critical importance due to their high environmental, socio-economic, biodiversity or landscape values.

Hectare
259 hectares = 1 square mile,
1 hectare = 2.471 acres or
.01 square kilometer.

High-brightness papers
Uncoated groundwood paper with a brightness level higher than standard newsprint.

I-joist
An engineered wood product used mainly as a floor joists in wooden construction, composed of lumber or composite flanges and oriented strandboard (OSB) web.

International
Refers to any geographical area outside North America when used in reference to our markets.

ISO
An international environmental management standard wich considers: policy, planning, implementation and operations, checking and corrective action, management review and continuous improvement.

LWC (or light-weighted coated)
Clay-coated groundwood paper having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. A higher-value grade that competes in the same end-use market as SC papers.

MBf
Millions of board feet.
(1 board foot = 12" x 12" x 1" thick).

Mill net price
Transaction price less delivery cost.

MLf
Millions of linear feet.

Machine stress-rated lumber (MSR)
A dimension lumber that has been evaluated by mechanical stress-rating equipment. It differs from visually stress-graded lumber in that each piece is non-destructively evaluated for bending stiffness. It allows designers to reduce safety risks.

MW
A megawatt equals one million watts of electrical power.

MWh
A megawatthour is a time-based unit of electrical consumption calculated in million watts per hour.

Newsprint
A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees by chemical pulp.

Operating rate
The ratio of actual days of machine operation to the days available.

Operating efficiency
The ratio of actual saleable tonnes manufactured to the maximum possible tonnes.

Pulp
A fibrous material produced by mechanically or chemically reducing woody plants into their component parts for the production of paper products. Pulp can result from a variety of processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Chemical pulp: pulp obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate;

CTMP: chemi-thermomechanical pulp is produced from wood chips using heated mechanical and chemical processes to break the bonds between the wood fibres;

Groundwood: pulp produced mechanically by grinding logs on a stone;

Kraft pulp: pulp produced by a process where the active cooking agent is a mixture of sodium hydroxide and sodium sulphide;

Recycled pulp: pulp produced from de-inking old newspapers and old magazines;

Sulphite pulp: an acid pulp produced from chips reduced to their component parts by cooking a pressurized vessel using an acidic liquor. Sulphite pulp can be produced using various techniques to increase yield of pulp per tonne of raw fibre, to produce high-yield sulphite pulp (HYS) and very high-yield sulphite pulp;

TMP: thermomechanical pulp produced through a chemical-free process involving the mechanical refining of wood chips under high temperature and pressure.

Pulpwood
Logs used for making pulp, as opposed to those used for lumber (saw logs).

Rotogravure paper
High smoothness uncoated groundwood paper, typically used for printing of catalogues and magazines.

SC (supercalendered) paper
Clay-filled groundwood paper (**ABICAL®**) having a smooth finish and high opacity, used primarily for catalogues, magazines and inserts. SCA is a higher-value grade than SCB, which is higher than SCC.

Soft-nip
A finishing process where the contact area between two rolls on a papermaking machine is used to make the paper smooth and glossy.

Stumpage fee
Fee paid for harvested timber from public forests or privately owned forestland.

SFI Program (Sustainable Forestry Initiative‡)
A comprehensive system of principles, objectives and performance measures that combines the perpetual growing and harvesting of trees with the long-term protection of wildlife, plants, soil and water quality.

Sustainable forest management (SFM)
Managing and using the forest to meet the various needs of today's society, while maintaining the productive capacity of natural forest ecosystems and the biodiversity of the forest.

Tonne
1 metric tonne equals 1,000 kilograms corresponding to 1.1023 short tons (1 short ton equals 2,000 pounds).

Total accident frequency
Number of accidents involving lost time or requiring modified work per 100 workers.

UFS (or uncoated free sheet)
Grades of paper made up of essentially all chemical pulp with no mechanical pulp and without any applied sheet-coating material. It is used for printing and writing purposes.

Value-added groundwood papers
Quality uncoated paper that is a higher grade than newsprint, but lower than fine paper, in terms of brightness, surface smoothness and opacity. Made primarily from groundwood or mechanical pulp.

Wood chips
Pieces of wood approximately 1" square by 1/8" thick resulting from the cutting of logs in chippers.

Woodland
A forest area.

The common shares of Abitibi-Consolidated Inc. are listed on the Toronto Stock Exchange under the stock symbol "A". The common shares are also listed on the New York Stock Exchange under the symbol "ABY". The following information sets forth the high and low intraday prices and trading volume of the common shares on both exchanges for the periods indicated.

	TSX (1)			NYSE (2)		
	High ($CDN)	Low ($CDN)	Volume of shares	High ($US)	Low ($US)	Volume of shares
Fiscal 2004						
First Quarter	10.97	9.02	134,962,571	8.46	6.77	24,659,100
Second Quarter	10.36	9.01	159,276,887	7.63	6.64	22,035,600
Third Quarter	9.28	7.35	140,137,855	7.03	5.64	16,776,700
Fourth Quarter	8.38	6.25	176,731,630	7.05	5.05	22,756,700
Fiscal 2003						
First Quarter	13.13	9.79	103,780,923	8.54	6.63	14,496,500
Second Quarter	11.09	8.46	158,418,960	7.49	6.25	19,657,700
Third Quarter	10.90	8.45	122,311,063	7.78	6.10	11,926,400
Fourth Quarter	10.38	8.22	149,607,556	8.11	6.31	10,884,700
Fiscal 2002						
First Quarter	15.04	11.45	124,720,225	9.50	7.16	14,824,100
Second Quarter	14.78	12.73	122,692,746	9.41	8.19	18,027,700
Third Quarter	14.40	9.77	91,460,096	9.63	6.14	15,621,500
Fourth Quarter	12.44	9.45	129,347,346	7.99	5.92	20,045,700

(1) As reported by the Toronto Stock Exchange.
(2) As reported by the New York Stock Exchange.

Forward-looking statements

The Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward looking statements so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors which could cause actual results to differ materially from those projected in the statements. This annual report contains forward-looking statements about the Company, its future performance and operations, the indutries in which it operates and management's expectations and assumptions and contains statements of the Company's belief, intentions and estimates about developments, results and events which may occur in the future, and are based on current expectations, estimates and analyses made by management derived from its experience and perceptions. However, actual outcomes may vary materially from those described as they are difficult to assess and subject to a number of risks and uncertainties, including the failure of the paper market to improve at the pace anticipated, continued net losses that may affect the Company's ability to satisfy its cash requirements, the inability to realize the expected benefits from the Company's strategic plan, the inability to secure sources of fund on reasonable terms, the credit ratings of the Company, the ability of the Company to compete effectively, the exposure to echange rate fluctuations, existing or future litigation, costs and risks associated with post-retirement benefit obligations, general economic, market and business conditions, opportunities available to or pursued by the Company, changes in environmental and health and safety law or circumstances and other factors, many of which are beyond the control of the Company. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, changes in assumptions, future events or otherwise.

The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montréal, Québec, Canada, on Wednesday, April 27, 2005 at 11:00 a.m. (Montréal time).

Transfer agents and registrars Computershare Trust Company of Canada

Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver, Canada.

Computershare Trust Company Inc. (Computershare USA)

New York

Auditors

PricewaterhouseCoopers LLP

Investor contact

Lorne Gorber
Director, Investor Relations and Financial Communications

Information available upon request:

Abitibi-Consolidated Inc.
Investor Relations
1155 Metcalfe Street, Suite 800
Montréal, Québec
CANADA H3B 5H2
(514) 394-2317
ir@abitibiconsolidated.com

Abitibi-Consolidated makes copies of its annual report, annual information form, management proxy circular, interim reports, news releases, Board and Board committee charters, codes of conduct and the Company's corporate governance guidelines available via its website, **www.abitibiconsolidated.com.**

Annual Information Form (Form 40-F)

The Company's annual information form (AIF) is filed with securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System (MJDS) introduced in 1991, the Company's AIF is filed in its Form 40-F with the U.S. regulatory authority, the Securities and Exchange Commission (SEC), in satisfaction of its annual filing requirement.

Interim Reports (form 6-K)

In 2005, the Company will electronically file each of its interim quarterly reports with regulatory authorities in Canada and with the SEC in the United States in Form 6-K. Quarterly reports, conference calls and quarterly financial statements will be archived at **www.abitibiconsolidated.com.**